File Nos.   333-81386
                                                                    811-05618
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective Amendment No. 2                                 (X)
            Post-Effective Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          ( )
            Amendment  No. 121                                            (X)

                      (Check appropriate box or boxes.)

     ALLIANZ  LIFE  VARIABLE  ACCOUNT  B
     ------------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NORTH  AMERICA
     -----------------------------------------------
        (Name  of  Depositor)

     5701 Golden Hills Drive, Minneapolis, MN                            55416
     -------------------------------------------                         -----
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)


Depositor's  Telephone  Number,  including  Area  Code    (763) 765-2913

     Name  and  Address  of  Agent  for  Service

     -------------------------------------
          Stewart D. Gregg

          Allianz  Life  Insurance  Company  of  North  America
          5701 Golden Hills Drive

          Minneapolis,  MN    55416

     Copies  to:
          Stephen E. Roth, Esq.
          Sutherland Asbill & Brennan LLP
          1275 Pennsylvania Ave., NW
          Washington, D.C.  20004-2415


Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing.

Title of Securities Registered:

     Individual Immediate Variable Annuity Contracts

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================



                                     PART A



                            THE USALLIANZ INCOME PLUS

                       IMMEDIATE VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                                       AND

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

This prospectus describes the USAllianz Income Plus, a single premium immediate variable annuity contract. The Contract is issued by Allianz Life Insurance Company of North America (Allianz Life). All references to "we", "us" and "our" refer to Allianz Life.

If the Annuitant is under Age 75 on the Income Date, the Contract offers a bonus option under life income plans which will increase the Annuity Payments in the first 10 years. The increased amount would be 10% of the first Base Annuity Payment for Ages up through 70 and 5% for Ages 71-74. If you choose to take the bonus option, your mortality and expense risk charge increases by 1%. If you choose the bonus option, the actual income payments will be higher in the first 10 years and lower after the tenth year than they would otherwise have been without the bonus feature. The amount of the bonus credit may be more than offset by the higher mortality and expense risk charge.

The annuity currently offers the Investment Options listed below, and a Fixed Account of Allianz Life. The Fixed Account and one or more of the Investment Options may not be available in your state. We may add, substitute or remove Investment Options in the future.

AIM

USAZ AIM Basic Value Fund
USAZ AIM Blue Chip Fund

USAZ AIM Dent Demographic Trends Fund
USAZ AIM International Equity Fund

ALLIANCE CAPITAL

USAZ Alliance Capital Growth and Income Fund
USAZ Alliance Capital Large Cap Growth Fund
USAZ Alliance Capital Technology Fund

DAVIS

Davis VA Financial Portfolio
Davis VA Value Portfolio

DREYFUS

Dreyfus Small Cap Stock Index Fund
Dreyfus Stock Index Fund

FRANKLIN TEMPLETON

Franklin Global Communications Securities Fund
Franklin Growth and Income Securities Fund
Franklin High Income Fund
Franklin Income Securities Fund
Franklin Large Cap Growth Securities Fund
Franklin Real Estate Fund
Franklin Rising Dividends Securities Fund
Franklin Small Cap Fund
Franklin Small Cap Value Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2005
Franklin Zero Coupon Fund 2010
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Developing Markets Securities Fund
Templeton Foreign Securities Fund
Templeton Growth Securities Fund
USAZ Templeton Developed Markets Fund

JENNISON
Jennison 20/20 Focus Portfolio
SP Jennison International Growth Portfolio
SP Strategic Partners Focused Growth Portfolio

OPPENHEIMER
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
USAZ Oppenheimer Emerging Growth Fund

PIMCO
PIMCO VIT High Yield Portfolio
PIMCO VIT StocksPLUS Growth and Income Portfolio
PIMCO VIT Total Return Portfolio
USAZ PIMCO Growth and Income Fund
USAZ PIMCO Renaissance Fund
USAZ PIMCO Value Fund

SELIGMAN
Seligman Small-Cap Value Portfolio

USAZ
USAZ Money Market Fund

VAN KAMPEN
USAZ Van Kampen Aggressive Growth Fund
USAZ Van Kampen Comstock Fund
USAZ Van Kampen Emerging Growth Fund
USAZ Van Kampen Growth and Income Fund
USAZ Van Kampen Growth Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this prospectus before investing and keep it for future reference. It contains important information about the USAllianz Income Plus Immediate Variable Annuity Contract with a Fixed Account.

To learn more about the annuity offered by this prospectus, you can receive a copy of the Statement of Additional Information (SAI) dated _________________. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI is on Page ___ of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information about companies that file electronically with the SEC. For a free copy of the SAI, call us at: 1-800-542-5427 or write us at: Allianz Life Insurance Company of North America 5701 Golden Hills Drive, Minneapolis, Minnesota 55416-1297.

THE VARIABLE ANNUITY CONTRACT INVOLVES CERTAIN RISKS, AND YOU MAY LOSE MONEY. THE CONTRACTS:

o        ARE NOT BANK DEPOSITS
o        ARE NOT FEDERALLY INSURED
o        ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY
o        ARE NOT GUARANTEED AND MAY BE SUBJECT TO LOSS OF  PRINCIPAL.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Dated: ____________________.

TABLE OF CONTENTS
-------------------------------------------------------

Index of Terms                                     7

Summary                                           10

Fee Table                                         14

1. THE USALLIANZ INCOME PLUS IMMEDIATE
   VARIABLE ANNUITY CONTRACT                      24

2. ANNUITY PAYMENTS                               24

    Calculation of Annuity Payments                24

         Fixed Payments                            25

         Variable Payments                         25

         Supportable Annuity

         Payments                                  25

         Stabilization Process: Stabilized
         Payments and Guaranteed Minimum
         Income                                    25

    Annuity Options                                26

    Bonus                                          28

    Increased Annuity Payment Rider                28

    Withdrawal Values on or After the Annuity
    Calculation Date                               28

    Death Benefits under Options 2 and 4           31

    Life Expectancy Adjustment                     31

3. PURCHASE                                        31

    Purchase Payment                               31

    Allocation of Purchase Payment                 32

    Tax - Free Section 1035 Exchanges              32

    Faxed Applications                             32

    Free Look                                      32

    Contract Value Before the Annuity
          Calculation Date                         33

4. INVESTMENT OPTIONS                              33

     Substitution and Limitation on Further
          Investments                              38

    Transfers                                      38

         Telephone Transfers                       39

    Automatic Rebalancing                          39

    Excessive Trading                              39

    Voting Privileges                              40

5. EXPENSES                                        40

    Withdrawal Charge                              40

    Transfer Fees                                  40

    Mortality and Expense Risk Charge              40

    Premium Taxes                                  41

    Income Taxes                                   41

    Charge for the Increased Annuity
         Payment Rider                             41

    Investment Option Expenses                     41

6. TAXES                                           41

    Annuity Contracts in General                   41

    Qualified and Non-Qualified Contracts          42

    Distributions - Non-Qualified Contracts        42

    Distributions - Qualified Contracts            44

    Diversification                                44

7. ACCESS TO YOUR MONEY                            45

    Suspension of Payments or Transfers            45

8. PERFORMANCE AND ILLUSTRATIONS                   46

  9. DEATH BENEFIT                                 47

    Death of Beneficiary                           48

    Taxation of Death Benefit Proceeds             48

10. OTHER INFORMATION                              48

    Allianz Life                                   48

    The Separate Account                           48

    The Fixed Account                              48

    Voting Rights                                  48

    Distribution                                   49

    Additional Credits for Certain Groups          49

    Owner                                          49

    Assignment                                     49

    Change of Owner or Beneficiary                 50

    Administration                                 50

    Contract                                       50

    Legal Proceedings                              50

    Financial Statements                           50

Table of Contents of the Statement of
Additional Information                             50

Privacy Notice                                     52

Appendix A - Life Expectancy Tables                54

Appendix B - Sample Payment Withdrawal
         Value Factors                             56

Appendix C - Market Value Adjustment
         Factor                                    58

INDEX OF TERMS

--------------------------------------------------------------------------------

This prospectus is written in plain English. However, there are some technical terms used which are defined below and are also capitalized in the prospectus.

ACCUMULATION UNIT - the units into which we convert the portion of your Purchase Payment invested in Investment Options and which, before the Annuity Calculation Date, we use to calculate your Contract Value invested in the Investment Options.

ACCUMULATION UNIT VALUE - the price of Accumulation Units on any Valuation Day.

AGE - The age of the Annuitants (or, in the case of Joint Annuitants, the age of the older Annuitant) as of his or her last birthday.

ANNUITANT AND JOINT ANNUITANT - the natural person(s) upon whose life the Annuity Payments are based. For joint options, Annuity Payments are based upon the lives of both the Annuitant and the Joint Annuitant. Annuitants generally must be Age 18 to 90 on the Income Date. The Annuitant must be the Contract Owner if the Contract is a Qualified Contract. The Contract Owner names the Annuitant at the time the Contract is issued.

ANNUITY CALCULATION DATE - the date we calculate your first Annuity Payment. This date will be no more than 10 Business Days before the Income Date.

ANNUITY OPTIONS - The income options available under USAllianz Income Plus.

ANNUITY PAYMENTS - payments made by us to the Payee pursuant to the Annuity Option chosen. Annuity Payments may be variable, fixed or a combination of both fixed and variable.

ANNUITY UNITS - the number of units we credit your Contract for each Investment Option you select. We do this by allocating the first Base Annuity Payment among the Investment Options according to your instructions, and dividing the amount allocated to each Investment Option by the corresponding Annuity Unit value on the Annuity Calculation Date. Unless you make a withdrawal or transfer or change your death benefit, the number of Annuity Units in your Contract remains the same until the end of the life expectancy period, or the specified period certain, as applicable.

ASSUMED INVESTMENT RETURN (AIR) - The annual effective rate shown on the Contract Schedule Page and used in the calculation of each variable Annuity Payment. The only AIRs currently available are 3.5% and 5%. We reserve the right to add other AIR options in the future.

BASE ANNUITY PAYMENT - the fixed Annuity Payment or Supportable Annuity Payment without any bonus amounts and prior to reflection of any rider charges.

BENEFICIARY - the person(s) or entity the Contract Owner names to receive any death benefit. The Beneficiary is as named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, the Contract Owner can change the Beneficiary or contingent Beneficiary. If no Beneficiary is named, the owner's estate becomes the Beneficiary.

BUSINESS DAY - each day the New York Stock Exchange is open for trading.

CONTRACT DATE - the date the Contract becomes effective, as stated in the Contract.

CONTRACT OWNER - "you", "your" and "yours". The person or entity named in the Contract who may, while the Annuitant is living, exercise all rights granted by the Contract. The Contract Owner is designated at the time the Contract is issued, unless changed. Joint Owners can own the Contract (except under a Qualified Contract where there can only be one owner). Any Joint Owner must be the spouse of the other Contract Owner (this requirement may not apply in certain states). The Annuitant is generally the Contract Owner. The Annuitant must be the Contract Owner if the Contract is a Qualified Contract. If there is a Joint Annuitant, he or she may also be an owner (except under a Qualified Contract where there can only be one owner).

CONTRACT VALUE (before the Annuity Calculation Date) - the sum of the value of your Contract attributable to each Investment Option, measured by the number of Accumulation Units in each Investment Option multiplied by the corresponding Accumulation Unit Value.

CONTRACT YEAR, MONTH, AND ANNIVERSARY - starts on the same month and day as the Contract Date.

CURRENT RATE - the interest rate underlying new fixed Annuity Payments established on the date that we receive your withdrawal request at the Service Center.

DUE PROOF OF DEATH - proof of death that is satisfactory to us. Such proof may consist of : (i) a certified copy of the death certificate or a certified copy of the decree of a court of competent jurisdiction as to the finding of death; and (ii) payment instructions from the Beneficiary.

FIXED ACCOUNT - is part of our general account . The general account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all of these assets.


FIXED ACCOUNT MINIMUM WITHDRAWAL VALUE - the Withdrawal Values under the Fixed Account equal to at least the greater of (a) 100% of the Contract Value allocated to the Fixed Account on the Annuity Calculation Date less fixed Base Annuity Payments, or (b) 90% of the Contract Value allocated to the Fixed Account on the Annuity Calculation Date less fixed Base Annuity Payments, such Contract Value and fixed Base Annuity Payments each accumulated at the guaranteed annual rate specified in the Contract, currently at 3%.


INCOME CHANGE FACTORS - the factors that change the minimum income guarantee and the stabilization guarantee on future income payments from the Investment Options. These are also the factors that change the level income payments in the Fixed Account. These factors are any partial withdrawals, any change in death benefits, and any transfers to the Fixed Acount. These also include the Life Expectancy Adjustment and the death of one of the Annuitants under Options 3 and 4 when you had selected a lower income payment for the surviving Annuitant. (See "Annuity Options"). For the Fixed Account and for the stabilization guarantee, these factors include the income payment adjustment that occurs after the tenth Income Year when the bonus amount payments are completed (where applicable).

INCOME DATE - the date that you choose for the Annuity Payments to begin. The Income Date must be the first or the fifteenth of a calendar month and must be no later than 60 days from the Contract Date.

INCOME DATE ANNIVERSARY - the start of each subsequent Income Year after the first year.

INCOME DATE MONTHLY ANNIVERSARY - the date having the same day as the Income Date on each subsequent month following the Income Date. If the monthly anniversary date falls on a date other than a Business Day, the monthly anniversary date will be on the next Valuation Date.

INCOME YEAR - a year that starts from the Income Date or an Income Date Anniversary. Each Income Year starts on the same month and day in each subsequent year as the Income Date.

INVESTMENT OPTIONS - the investment choices available under the separate account. We may make different and/or additional Investment Options available in the future.

LIFE EXPECTANCY ADJUSTMENT - the adjustment made to the Annuity Payments after the Life Expectancy Period defined in the Contract. This adjustment reduces the number of Annuity Units in the Investment Options.

LIFE EXPECTANCY PERIOD - the number of years covering the life expectancy of the Annuitants as of the Income Date. This is specified in the Contract.

LIMITED INVESTMENT OPTIONS - the Investment Options where only a limited percentage of the total Payment Contract Value in the Investment Options can be invested. These Investment Options are:

     USAZ Money Market Fund, Franklin High Income Fund, Franklin Income Securities Fund, Franklin Real Estate Fund, Franklin U.S. Government Fund, Franklin Zero Coupon Fund 2005, Franklin Zero Coupon Fund 2010, Oppenheimer High Income Fund/VA, PIMCO VIT High Yield Portfolio, and the PIMCO VIT Total Return Portfolio.

We may add to, substitute or remove Investment Options from this list in the future.

MVA - the market value adjustment used in the determination of the Payment Withdrawal Value in the Fixed Account. The adjustment cannot be such that the Payment Withdrawal Value is less than the Fixed Account Minimum Withdrawal Value.

PAYMENT CONTRACT VALUE - the Contract Value underlying the Supportable Payments. This does not include the Stabilization Account Value.


PAYMENT WITHDRAWAL VALUE - the amount available for withdrawal which is a function of the Supportable Payments. This does not include the Stabilization Account Value.


PAYEE - the person or entity to whom Annuity Payments are paid.

PURCHASE PAYMENT - the premium paid as of the Contract Date to purchase a Contract.

QUALIFIED CONTRACT - a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code--e.g. Individual Retirement Annuities (IRAs), Tax Sheltered Annuities (referred to as 403(b) contracts), pension and profit sharing plans (including 401(k) and H.R. 10 plans). Currently, the only Qualified Contract we will issue is an IRA.

SERVICE CENTER - the USAllianz Service Center with address at 300 Berwyn Park, P.O. Box 3031, Berwyn, Pennsylvania 19312-0031 and telephone number of (800) 792-7198.

STABILIZATION ACCOUNT - an account that increases with the excess of the Supportable Payment over the Stabilized Payment and decreases with the excess of the Stabilized Payment over the Supportable Payment. The Stabilization Account, when positive, is credited with the investment gains or losses of the Investment Options chosen by the Contract Owner. The Stabilization Account is used to stabilize income payments. It is paid out at death or at full withdrawal.

STABILIZATION ACCOUNT VALUE - the sum of the Accumulation Units in each Investment Option attributable to the Stabilization Account times the Accumulation Unit value of such Investment Option.

STABILIZED PAYMENT - the variable Annuity Payment the Payee receives from the Investment Options . Stabilized Payments are determined annually on the Income Date Anniversary, and are paid according to the Annuity Payment frequency you chose.

SUPPORTABLE PAYMENT - the amount equal to the Annuity Units in each Investment Option times the corresponding Annuity Unit values, summed over all the Investment Options. Supportable Payments reflect actual investment performance of the Investment Options.

VALUATION PERIOD - the period beginning at the close of business on a Business Day and ending at the close of business on the next succeeding Business Day. The close of business is when the New York Stock Exchange closes for regular trading (usually at 4:00 p.m. Eastern Time).


WITHDRAWAL VALUE - the amount available to you if you make a full or partial withdrawal.

SUMMARY

--------------------------------------------------------------------------------

The sections in the summary correspond to sections in the prospectus which discuss the topics in more detail.

THE IMMEDIATE VARIABLE ANNUITY CONTRACT:

The annuity contract (Contract) offered by Allianz Life is a single premium immediate annuity contract intended to provide a stream of income for life or for a specified period of time you select.

We currently do not permit Contract Owners to borrow money from us using the Contract as security for a loan.

CERTAIN CONTRACT FEATURES MAY NOT BE AVAILABLE IN ALL STATES.

THE INVESTMENT OPTIONS:

You can put your money in the Investment Options and/or in the Allianz Life Fixed Account (not available in all states).

Payment Contract Value in the Investment Options can be allocated to the Limited Investment Options only to the extent permitted in the Contract. If you choose a 3.5% AIR, you can allocate up to 25% of Payment Contract Value in the Investment Options to the Limited Investment Options. If you choose a 5% AIR with stabilized payments, the maximum percentage is 10%.

Your income will fluctuate up or down based on the Investment Options' performance, subject to the stabilization process. You can make transfers between the Investment Options available to you. You cannot make transfers of values underlying the Payments from the Fixed Account to the Investment Options. We currently assess a $25 fee for each transfer after the 12th transfer in a single Contract Year. (See "Investment Options - Transfers", and "Expenses - Transfer Fee")

FIXED ACCOUNT:

You can choose to allocate your money to the Fixed Account. If you do, your Annuity Payments will remain level subject to any Income Change Factors. The Fixed Account is part of our general account. The general account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all these assets.

PURCHASE:

You can buy the Contract with $35,000 or more under most circumstances. The maximum cumulative amount Allianz Life will accept without its prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities).You cannot add to your Contract at a later date (i.e., it is a single Purchase Payment contract). Your registered representative can help you complete the appropriate forms.

You can purchase the Contract as a Non-Qualified Contract. You may also purchase the Contract as a Qualified Contract of a plan or type that is currently issued by the company with monies deemed qualified as determined by the Internal Revenue Code. This would include but may not be limited to Roth and Traditional Individual Retirement Accounts (IRA) and Simplified Employee Pension (SEP) contracts.

We will not issue a Contract to you if the Annuitant or any Joint Annuitant is younger than Age 18 or older than Age 90 on the Income Date.

FREE-LOOK: You can cancel the Contract within 10 days after receiving it (or whatever period is required in your state). Allianz Life will refund the value of your Contract within seven days of the date it receives your Contract and your request to cancel the Contract at the Service Center. The refunded amount may be more or less than your original payment. In certain states, or if you have purchased the Contract as an Individual Retirement Annuity, Allianz Life will refund the Purchase Payment.

ANNUITY PAYMENTS:

When you buy the Contract, you select an Income Date. You also choose between the Assumed Investment Return (AIR) of 3.5% or 5%. You must select an AIR of 5% if you choose Annuity Option 6 - Specified Period Certain. If you choose a higher AIR, the initial amount of income will be higher, but income will increase more slowly during periods of good investment performance and decrease faster during periods of poor investment performance.

You can start to receive regular income from your annuity by choosing an Annuity Option. Under most Annuity Options, you can choose whether to receive your Annuity Payments as a variable payout, a fixed payout (not available in all states), or a combination of both. If you choose to have any part of your Annuity Payments come from the Investment Options, the dollar amount of your Annuity Payments may go up or down based on the performance of the Investment Options, subject to the stabilization process. The stabilization option keeps your Annuity Payments in the Investment Options level (i.e., holds your Annuity Payments constant) during each Income year. Under the stabilization process, we guarantee that your Annuity Payments will not change by more than 10% from Income Year to Income Year ( except due to the Income Change Factors). We also guarantee a minimum payment amount for these stabilized payments.

BONUS FEATURE:

This bonus feature is available only on life income plans, Annuity Options 1 to
5. If the Annuitant is under Age 75 on the Income Date, the Contract offers a bonus option under life income plans which will increase the Annuity Payments in the first 10 years. The increased amount would be 10% of the first Base Annuity Payment for Ages up through 70 and 5% for Ages 71-74. The Annuity Payments will include the bonus amount. However, your Annuity Payments after the tenth year will be lower than what they would have been if you did not choose the bonus feature. The bonus will be treated as earnings for purposes of income taxation and if you are under 59 1/2, the bonus amount may be subject to a 10% penalty tax. You should consult your tax advisor before choosing the bonus feature.

EXPENSES:

The Contract has insurance features and investment features, and there are costs related to each.

Allianz Life deducts a mortality and expense risk charge which is equal, on an annual basis, to 1.40% of the average daily net assets invested in each Investment Option. The mortality and expense risk charges increase by 1% if you choose a lifetime income Annuity Option (Annuity Options 1-5) and the bonus feature.

The Annuity Options allow withdrawals. If you take money out of the Contract, Allianz Life assesses a withdrawal charge equal to the difference in the present value of remaining Supportable Payments using the AIR and the actual Withdrawal Value. (See "Withdrawal Values on or after the Annuity Date). Under Option 6 - Specified Period Certain Option, the withdrawal charge cannot be greater than 9% of the Purchase Payment. A similar calculation using the Current Rate instead of the AIR is used to calculate the withdrawal charges in the Fixed Account. Further, assuming no prior withdrawals and no further allocations to the Fixed Account, the Withdrawal Values under the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value.

You can currently make 12 free transfers each year. After that, Allianz Life deducts a $25 transfer fee for each additional transfer. Allianz Life reserves the right to restrict the number of transfers to 12 transfers per year and to charge a transfer fee for any transfer.

Each Investment Option deducts portfolio management fees and expenses from the amounts you have invested in the Investment Options. Some Investment Options also deduct 12b-1 fees from Investment Option assets. For 2001, these expenses and fees ranged, on an annual basis, from .57% to 1.82% of the average daily value of the Investment Option after reimbursement.

Allianz Life is responsible for paying any premium and other similar taxes assessed by states and other governmental entities (e.g., municipalities). Premium taxes typically range from 0% to 3.5% of your Purchase Payment or Contract value, depending on the state or governmental entity. Allianz Life, when applicable, currently withholds premium tax charges from the Contract's value on the Annuity Calculation Date.

An Increased Annuity Payment Rider is available if you choose a lifetime Annuity Option (Options 1-5), you are the Annuitant, and you are Age 80 or younger on the Income Date. This rider makes you eligible to received increased annuity payments if you become disabled. The amount of the increased payment varies, depending on your Age on the Income Date and the amount of help you will need to perform daily activities. The increased annuity payment benefit charge per $100 of basic Annuity Payment currently ranges from $0.70 to $7.38, with the maximum charge ranging from $0.95 to $9.97. (See "Annuity Payments - Increased Annuity Payment Rider.")

We will pay sales commissions to broker-dealers who sell the Contracts. For a discussion of these arrangements, see "Distribution".

ACCESS TO YOUR MONEY:

BEFORE THE ANNUITY CALCULATION DATE: Before the Annuity Calculation Date, and while you or a Joint Owner are/is alive, you (or the Joint Owner) may withdraw part or all of the Contract Value.

ON OR AFTER THE ANNUITY CALCULATION DATE: You can make a full or partial withdrawal at anytime on or after the Annuity Calculation Date if you choose Annuity Option 6 - Specified Period Certain Option.

If you choose a lifetime Annuity Option 1, 3 or 5, you can make full withdrawals at designated periods. (See "Annuity Payments - Withdrawal Values" and "Access to Your Money.") If the Annuitant is younger than Age 75 on the Income Date, Withdrawal Values are available (a) within 30 days before or after the 10th Income Date Anniversary and (b) within 30 days before or after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract. If the Annuitant is Age 75 or older on the Income Date, Withdrawal Values are available within 30 days before or after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract.

If you choose lifetime Annuity Options 2 or 4, you can make full or partial withdrawals until 30 days after the Income Date Anniversary at the end of the Life Expectancy Period stated in your Contract. If you cancel your death benefit , thereafter, you will only be able to make a withdrawal during the periods indicated for Annuity Options 1,3, or 5.

Withdrawals may be subject to withdrawal charges. Income taxes and tax penalties also may apply to any withdrawals you make.

DEATH BENEFIT:

If you die before the Income Date and there is no Joint Owner, the Contract will be treated as if it had never been issued. We will return your Contract Value to your estate. If you have chosen an Annuity Option with a Joint Annuitant and one of the Annuitants dies before the Income Date, the Annuity Option will be changed to the corresponding single life Annuity Option.

Some Annuity Options provide a death benefit in the event the Annuitant dies on or after the date Annuity Payments begin.

TAXES:

Distributions from your Contract (e.g., withdrawals, Annuity Payments, bonus payments (if elected) and death benefit payments) may be subject to tax. You are taxed on the part of your Annuity Payment considered income. Annuity Payments from non-qualified Contracts may be considered partly a return of your investment in the Contract so that part of each payment may not be taxable as income. Annuity Payments from Qualified Contracts are generally considered as all taxable income. Death benefits paid as a lump sum are taxed to the extent there are any remaining earnings in the Contract.

This product contains a number of innovative features such as the bonus amounts, stabilized payments, life expectancy adjustments, the Increased Annuity Payment rider, the ability to change a death benefit and the ability to make withdrawals. There is little guidance on the tax treatment for these features. However, we currently believe that these features should not affect the Contract's tax deferral, i.e., the Contract's earnings should not be subject to taxation unless and until the withdrawals or distributions occur. Withdrawals received before age 59 1/2 may be subject to a 10% penalty tax. Any bonus amounts may also be subject to a 10% penalty tax if paid before you are 59 1/2. Likewise, the change of the death benefit before age 59 1/2 or before the 5th Income Year Anniversary (whichever is later) may cause your past Annuity Payments to be subject to a 10% penalty tax. You should therefore consult your tax advisor before choosing these options.

PRIVACY POLICY: WE PLACE A HIGH PRIORITY ON MAINTAINING YOUR TRUST AND CONFIDENCE. A NOTICE OF THE PRIVACY POLICY FOLLOWED BY ALLIANZ LIFE AND ITS AFFILIATED COMPANIES IS PROVIDED IN THE PROSPECTUS TO ENHANCE YOUR UNDERSTANDING OF HOW WE PROTECT YOUR PRIVACY WHEN WE COLLECT AND USE INFORMATION ABOUT YOU, AND THE STEPS WE TAKE TO SAFEGUARD THAT INFORMATION. SEE "PRIVACY NOTICE."

INQUIRIES:

If you have questions about your Contract or need more information, please contact us at:

USAllianz Service Center
300 Berwyn Park

P.O. Box 3031
Berwyn, Pennsylvania 19312-0031
(800) 792-7198

FEE TABLE

--------------------------------------------------------------------------------


The purpose of this Fee Table is to help you understand the costs of investing in the Contract. The fee table reflects the expenses of the Separate Account and the Investment Options, as well as the expenses you will pay when you make a withdrawal or transfer between Investment Options.

We have provided hypothetical "Illustrations of Annuity Income" in the Appendix to the Statement of Additional Information to show you the effects of the charges, expenses and investment performance on annuity income.


CONTRACT OWNER EXPENSES

PREMIUM TAXES...........................0 to 3.5% of Purchase Payment depending on the state.


WITHDRAWAL CHARGES......................Depending on the Annuity Option you select, you may make full (and in some cases partial) withdrawals during certain periods.  The amount available to you if you make a full or partial withdrawal is called the Withdrawal
                                        Value.  Withdrawals may be subject to a withdrawal charge.  Where applicable, the amount of the withdrawal charge is equal to the difference between (a) the present value of remaining Supportable Payments calculated using the Assumed Investment Return (AIR) plus the present value of remaining fixed Base Annuity Payments calculated using the Current Rate, and
                                        (b) the Withdrawal Values taken as a withdrawal. Under Option 6 - Specified
                                        Period Certain Option, the withdrawal charge will not be greater than 9% of the Purchase Payment.

                                        The amount of the withdrawal charge as a percentage of the Purchase Payment will differ depending on your Age, gender (where allowed to be reflected), Assumed
                                        Investment Return (AIR) upon which your annuity payments are based, Income Year, amount of Supportable Payment, and the Annuity Option at the time of withdrawal. Charges will be higher for lower AIRs than higher AIRs.

                                        The following table shows the minimum and maximum withdrawal charges that may be imposed during the first Contract Year when you can make a withdrawal under the Contract. Maximum charges are shown assuming you are younger than age
                                        75 at the time of withdrawal, and assuming you are age 75 or older at the time of withdrawal. Charges are shown for each available Annuity Option.

                                        THE WITHDRAWAL CHARGES SHOWN IN THE TABLE ARE CALCULATED ASSUMING THE
                                        INVESTMENT RETURN FOR YOUR CONTRACT IS EQUAL TO THE AIR UPON WHICH YOUR ANNUITY
                                        PAYMENTS ARE BASED. THE ACTUAL RETURNS YOU EXPERIENCE UNDER THE CONTRACT WILL
                                        FLUCTUATE OVER TIME AND LIKELY WILL BE  BOTH POSITIVE AND NEGATIVE. THE ACTUAL
                                        WITHDRAWAL CHARGES UNDER THE CONTRACT COULD BE SIGNIFICANTLY DIFFERENT FROM
                                        THOSE SHOWN EVEN IF THE AVERAGE OF THE ACTUAL RETURNS IS EQUAL TO THE AIR, BUT
                                        FLUCTUATED OVER AND UNDER THIS AVERAGE OVER TIME.


  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
                                 CIRCUMSTANCES                   OWNER YOUNGER                   OWNER 75 AND
                                  UNDER WHICH     WITHDRAWAL      THAN AGE 75     WITHDRAWAL         OLDER        WITHDRAWAL
  ANNUITY OPTION                MINIMUM CHARGE      CHARGE       CIRCUMSTANCES      CHARGE       CIRCUMSTANCES      CHARGE
                                OCCURS, ALL AT    PERCENTAGE      UNDER WHICH     PERCENTAGE      UNDER WHICH     PERCENTAGE
                                    5% AIR                      MAXIMUM CHARGE                  MAXIMUM CHARGE
                                                                OCCURS, ALL AT                  OCCURS, ALL AT
                                                                   3.5% AIR                        3.5% AIR
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
    1.  LIFE ANNUITY               Male Age 74,        3.41%          Female          15.93%       Male, Age 90       43.82%
                                   10th Year                       Age 18 ,                        5th Year
                                                                   10th Year                   (=Life Exectancy)
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
    2. LIFE ANNUITY WITH DEATH     Male Age 74,        8.95%      Female, Age 18      20.26%       Male, Age 90       41.36%
    BENEFIT                        1st Year                        1st Year                        1st Year
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
    3. JOINT LIFE AND LAST            Age 74           3.61%          Age 18,         16.70%          Age 90          29.92%
    SURVIVOR ANNUITY               10th Year                       10th Year                       8th Year
    (ASSUMES MALE AND                                                                               (=Life
    FEMALE, SAME AGE)                                                                             Expectancy)
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
    4. JOINT LIFE AND LAST            Age 74          10.31%          Age 74          20.65%          Age 90          25.77%
    SURVIVOR ANNUITY WITH          1st Year                        1st Year                        1st Year
    DEATH BENEFIT (ASSUMES
    MALE AND FEMALE, SAME
    AGE)
    ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
  5. REFUND LIFE ANNUITY         Male Age 74,        6.20%          Female          16.56%        Male Age 90       40.10%
                                   10th Year                        Age 18                         5th Year
                                                                   10th Year                        (=Life
                                                                                                  Expectancy)
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------
   6. SPECIFIED PERIOD               10 Year          4.10%          30 Year          9.00%          30 Year          9.00%
    CERTAIN ANNUITY            Specified Period                Specified Period                Specified Period
                                    Certain                         Certain                         Certain
                                   1st Year                        1st Year                        1st Year
  ---------------------------- ------------------ ------------ ------------------ ------------ ------------------ ------------


TRANSFER FEES.................................................First 12 transfers in a Contract year are currently free. Thereafter, the fee is $25. The maximum the fee
                                                              can be at any time is $25 for each transfer. Allianz
                                                              Life reserves the right to restrict the number of
                                                              transfers to twelve transfers per year and to charge a
                                                              transfer fee for any transfer. Automatic Rebalancing
                                                              transfers are not currently counted.

INCREASED ANNUITY PAYMENT BENEFIT CHARGE
(An optional benefit) ........................................Charge per $100 of basic Annuity Payment, depending on
                                                              Annuitant's Age and gender (where allowed); maximum
                                                              charge ranges from $0.95 to $9.97.

SEPARATE ACCOUNT ANNUAL EXPENSES

(as a percentage of average daily net assets invested in the Investment Options)

MORTALITY AND EXPENSE RISK CHARGE:


                                                     WITH BONUS    WITHOUT BONUS

    Annuity Options 1 to 5 (Lifetime Income Options)    2.40%        1.40%
    Annuity Option 6 (Specified Period Certain Option)  N/A          1.40%


INVESTMENT OPTION ANNUAL EXPENSES NET OF WAIVERS/REIMBURSEMENTS

-------------------------------------------------------------------------------
(as a percentage of an Investment Option's average daily net assets for the most recent fiscal year.) See the Investment Option prospectuses for more information.*

                                                  MANAGEMENT           12B-1               OTHER        TOTAL INVESTMENT
INVESTMENT OPTION                                    FEES              FEES**            EXPENSES        OPTION EXPENSES
----------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund1                             .75%            .25%                .10%               1.10%
USAZ AIM Blue Chip Fund1                               .80%            .25%                .10%               1.15%
USAZ AIM Dent Demographic Trends Fund1                 .85%            .25%                .10%               1.20%
USAZ AIM International Equity Fund1                    .90%            .25%                .10%               1.25%
USAZ Alliance Capital Growth and Income Fund1          .85%            .25%                 --                1.10%
USAZ Alliance Capital Large Cap Growth Fund1           .85%            .25%                 --                1.10%
USAZ Alliance Capital Technology Fund1                1.00%            .25%                 --                1.25%
Davis VA Financial Portfolio2                          .75%             --                 .25%               1.00%
Davis VA Value Portfolio                               .75%             --                 .12%                .87%
Dreyfus Small Cap Stock Index Fund - Service Shares1   .35%            .25%                 --                 .60%
Dreyfus Stock Index Fund - Service Shares              .25%            .25%                .07%                .57%
Franklin Global Communications Securities Fund -
     Class 23/4                                        .52%            .25%                .03%                .80%
Franklin Growth and Income Securities Fund - Class 23/4.48%            .25%                .03%                .76%
Franklin High Income Fund - Class 23/4                 .57%            .25%                .05%                .87%
Franklin Income Securities Fund - Class 23/4           .49%            .25%                .04%                .78%
Franklin Large Cap Growth Securities Fund - Class 23/4 .75%            .25%                .03%               1.03%
Franklin Real Estate Fund - Class 23/4                 .56%            .25%                .03%                .84%
Franklin Rising Dividends Securities Fund - Class 23/4/5.74%           .25%                .02%               1.01%
Franklin Small Cap Fund - Class 23/5                   .45%            .25%                .31%               1.01%
Franklin Small Cap Value Securities Fund - Class 23/5  .57%            .25%                .20%               1.02%
Franklin U.S. Government Fund - Class 23/4             .51%            .25%                .02%                .78%
Franklin Zero Coupon Fund 2005 - Class 14              .63%             --                 .05%                .68%
Franklin Zero Coupon Fund 2010 - Class 14              .63%             --                 .05%                .68%
Mutual Discovery Securities Fund - Class 23            .80%            .25%                .22%               1.27%
Mutual Shares Securities Fund - Class 23               .60%            .25%                .19%               1.04%
Templeton Developing Markets Securities Fund - Class 231.25%           .25%                .32%               1.82%
Templeton Foreign Securities Fund - Class 23/5         .68%            .25%                .22%               1.15%
Templeton Growth Securities Fund - Class 23/4          .80%            .25%                .05%               1.10%
USAZ Templeton Developed Markets Fund1                 .88%            .25%                .12%               1.25%
Jennison 20/20 Focus Portfolio - Class 21              .75%            .25%                .33%               1.33%
SP Jennison International Growth Portfolio - Class 26  .85%            .25%                .54%               1.64%
SP Strategic Partners Focused Growth Portfolio - Class 26 .90%         .25%                .26%               1.41%
Oppenheimer Global Securities Fund/VA                  .64%             --                 .06%                .70%
Oppenheimer High Income Fund/VA                        .74%             --                 .05%                .79%
Oppenheimer Main Street Growth & Income Fund/VA        .68%             --                 .05%                .73%
USAZ Oppenheimer Emerging Growth Fund1                 .85%            .25%                .15%               1.25%
PIMCO VIT High Yield Portfolio - Admin. Class7         .25%             --                 .50%                .75%
PIMCO VIT StocksPLUS Growth and  Income Portfolio -
   Admin. Class 7                                      .40%             --                 .27%                .67%

PIMCO VIT Total Return Portfolio- Admin. Class 7       .25%             --                 .40%                .65%
USAZ PIMCO Growth and Income Fund1                     .75%            .25%                .10%               1.10%
USAZ PIMCO Renaissance Fund1                           .75%            .25%                .10%               1.10%
USAZ PIMCO Value Fund1                                 .75%            .25%                .10%               1.10%
Seligman Small-Cap Value Portfolio - Class 18         1.00%             --                 .19%               1.19%
USAZ Money Market Fund1                                .35%            .25%                .30%                .90%
USAZ  Van Kampen Aggressive Growth Fund1               .80%            .25%                .20%               1.25%
USAZ Van Kampen Comstock Fund1                         .68%            .25%                .27%               1.20%
USAZ Van Kampen Emerging Growth Fund1                  .75%            .25%              .10%                 1.10%
USAZ Van Kampen Growth and Income Fund1                .68%            .25%                .17%               1.10%
USAZ Van Kampen Growth Fund1                           .75%            .25%                .20%               1.20%


*The fee and expense information regarding the Investment Options was provided by the investment advisers, and Allianz Life has not independently verified such information. Some of the Investment Options may pay service fees, which vary by Investment Option.
Except for the USAZ Funds and the PIMCO VIT Investment Options, neither the Investment Options nor their Advisers are affiliated with Allianz Life.

**The 12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, USAllianz Investor Services, LLC will receive 12b-1 fees.

1. The USAZ AIM Basic Value Fund, USAZ AIM Blue Chip Fund, USAZ AIM Dent Demographic Trends Fund, USAZ AIM International Equity
Fund, Dreyfus Small Cap Stock Index Fund, Jennison 20/20 Focus Portfolio and the USAZ Oppenheimer Emerging Growth Fund commenced operations as of May 1, 2002. The expenses shown above for these Investment Options are therefore estimated for the Investment
Option's current fiscal year. Certain USAZ Fund expenses will be assumed by the Adviser and an annual expense limit has been designated by the Adviser for each Investment Option which is reflected in the total expense amount listed in the table above.
Without reimbursement, total Investment Option expenses would be estimated as follows: USAZ Alliance Capital Growth and Income
Fund, 3.28%, USAZ Alliance Capital Large Cap Growth Fund, 3.36%, USAZ Alliance Capital Technology Fund, 3.19%, USAZ Templeton
Developed Markets Fund, 3.56%, USAZ PIMCO Growth and Income Fund, 3.70%, USAZ PIMCO Renaissance Fund, 2.96%, USAZ PIMCO Value
Fund, 3.43%, USAZ Money Market Fund, 1.21%, USAZ Van Kampen Aggressive Growth Fund, 7.59%, USAZ Van Kampen Comstock Fund, 3.01%,
USAZ Van Kampen Emerging Growth Fund, 3.81%, USAZ Van Kampen Growth and Income Fund, 2.71%, and the USAZ Van Kampen Growth Fund,
4.46%.

2. Without reimbursement, other expenses and total operating expenses would have been 0.29% and 1.04%, respectively for the Davis
VA Financial Portfolio.

3. For the Investment Options of Franklin Templeton Variable Insurance Products Trust, Class 2 shares have a distribution plan which is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the Franklin Templeton Variable Insurance Products Trust
prospectus for more information about the rule 12b-1 plan.

4. The Investment Option administration fee is paid indirectly through the management fee.

5. For the Franklin Rising Dividends, Franklin Small Cap, Franklin Small Cap Value Securities and Templeton Foreign Securities
Funds, the managers have agreed in advance to make estimated reductions of 0.01%, 0.08%, 0.03% and 0.01%, respectively, in their fees to reflect reduced services resulting from the Investment Options' investment in a Franklin Templeton money fund. The managers are required by the Investment Options' Board of Trustees and an order of the Securities and Exchange Commission to reduce their fees if the Investment Options invest in a Franklin Templeton money fund. Without these reductions, the total annual
Investment Options' operating expenses are estimated to be 1.02%, 1.09%, 1.05% and 1.16%, respectively.

6. Without reimbursement, total operating expenses would have been 2.26% and 3.01%, respectively for the SP Jennison International
Growth and SP Strategic Partners Focused Growth Portfolios. These reimbursements are voluntary and may be terminated at any time.

7. "Other Expenses" without reimbursement reflect a 0.35% administrative fee, a 0.15% service fee and 0.01% representing pro rata
Trustees' Fees for the PIMCO VIT High Yield Portfolio; a 0.10% administrative fee, a 0.15% service fee and 0.02% interest expense for the PIMCO VIT StocksPLUS Growth and Income Portfolio; and a 0.25% administrative fee, a 0.15% service fee and 0.01%
representing pro rata Trustees' fees for the PIMCO VIT Total Return Portfolio. PIMCO has contractually agreed to reduce total annual Investment Option operating expenses to the extent they would exceed, due to the payment of organizational expenses and
Trustees' fees, 0.75%, 0.65% and 0.65%, respectively, of average daily net assets for the PIMCO VIT High Yield, StocksPLUS Growth and Income and Total Return Portfolios. Without such reductions, Total Annual Expenses for the fiscal year ended December 31, 2001 would have been 0.76%, 0.67% and 0.66%, respectively. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. The ratio of net expenses to average net assets excluding interest expense is 0.65% for the StocksPLUS
Growth and Income Portfolio.

8. Effective March 1, 2001 J. & W. Seligman & Co. Incorporated ("Seligman") voluntarily agreed to reimburse expenses of Seligman
Small-Cap Value Portfolio, other than management and 12b-1 fees, that exceed 0.20%. Prior to that date, Seligman reimbursed all expenses, other than management and 12b-1 fees. Without reimbursement, other expenses and total Investment Option expenses would have been 0.22% and 1.22%, respectively. There is no assurance that Seligman will continue this policy in the future.


EXAMPLES


The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. These examples assume that the applicable fee waivers and expense reimbursements provided by some of the Investment Options will continue for the periods shown. Premium taxes may be applicable and if they are, the expenses would be higher than shown. For additional information, see Section 5 - "Expenses" and the Investment Option prospectuses.


The Examples are based on the following assumptions:


o There are no premium taxes; and
o The entire Purchase Payment is allocated to the Investment Option listed and no transfers occur; and
o The Income Date is also the Contract Date; and
o The invested amount remains the same through the 10 years shown; and


You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you make a full withdrawal at the end of each time period listed for Contracts with:


(a) A 20 year period certain option with an AIR of 5% (No Bonus and a mortality and expense risk charge of 1.40%).

(b) Annuity Option 2 - a Life Annuity with Death Benefit and Bonus and the Increased Annuity Payment Benefit with an AIR of 3.5% (mortality and expense risk charge of 2.40%) and the Annuitant is an 80 year old female at the Income Date (maximum Increased Annuity Payment Benefit charge).

(c) Annuity Option 2 - a Life Annuity with Death Benefit and Bonus with an AIR of 3.5% (a mortality and expense risk charge of 2.40%) and the Annuitant is a 90 year old male at the Income Date (this choice of the Annuitant produces the maximum withdrawal charge at the end of the 1st Contract Year).




INVESTMENT OPTION                                1 YEAR            3 YEARS          5 YEARS          10 YEARS
----------------------------------------------------------------------------------------------------------------------

USAZ AIM Basic Value Fund                        (a)$113          (a)$141           (a)$164          (a)$205

                                                 (b) 120          (b) 180           (b) 228          (b) 314

                                                 (c)114           (c) 201           (c) 228          (c)  69

USAZ AIM Blue Chip Fund                          (a) 114          (a) 142           (a) 166          (a) 208

                                                 (b) 120          (b) 181           (b) 229          (b) 316

                                                 (c)114           (c) 202           (c) 229          (c)  70

USAZ AIM Dent Demographic Trends Fund            (a) 114          (a) 143           (a) 168          (a) 211

                                                 (b) 120          (b) 182           (b) 231          (b) 318

                                                 (c) 114          (c) 203           (c) 230          (c)  71

USAZ AIM International Equity Fund               (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b) 121          (b) 183           (b) 232          (b) 321

                                                 (c) 115          (c) 204           (c) 231          (c)  72

USAZ Alliance Capital Growth and Income Fund     (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b)120           (b) 180           (b) 228          (b) 314

                                                 (c)114           (c) 201           (c) 228          (c)  69

USAZ Alliance Capital Large Cap Growth Fund      (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b)120           (b) 180           (b) 228          (b) 314

                                                 (c)114           (c) 201           (c) 228          (c)  69

USAZ Alliance Capital Technology Fund            (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b)121           (b) 183           (b) 232          (b) 321

                                                 (c)115           (c) 204           (c) 231          (c)  72

Davis VA Financial Portfolio                     (a) 113          (a) 139           (a) 161          (b) 199

                                                 (b) 119          (b) 177           (b) 225          (b) 310

                                                 (c) 113          (c) 200           (c) 226          (c)  67

Davis VA Value Portfolio                         (a) 112          (a) 135           (a)156           (a) 192

                                                 (b) 118          (b) 175           (b) 220          (b) 305

                                                 (c)112           (c) 197           (c) 223          (c)  64

Dreyfus Small Cap Stock Index Fund               (a)109           (a) 129           (a) 146          (a) 175

                                                 (b) 116          (b) 169           (b) 212          (b) 293

                                                 (c)110           (c) 193           (c) 218          (c)  59

Dreyfus Stock Index Fund                         (a) 109          (a) 128           (a) 145          (a) 173

                                                 (b) 115          (b) 168           (b) 211          (b) 292

                                                 (c)110           (c) 192           (c) 217          (c)  58

Franklin Global Communications Securities Fund   (a) 109          (a) 128           (a) 144          (a) 172

                                                 (b) 115          (b) 168           (b) 210          (b) 291

                                                 (c)110           (c) 192           (c) 217          (c)  58

Franklin Growth and Income Securities Fund       (a) 109          (a) 127           (a) 143          (a) 169

                                                 (b) 115          (b) 167           (b) 209          (b) 289

                                                 (c)109           (c) 192           (c) 216          (c)  57

Franklin High Income Fund                        (a) 109          (a) 130           (a) 147          (a) 176

                                                 (b) 116          (b) 169           (b) 212          (b) 294

                                                 (c)110           (c) 193           (c) 218          (c)  59

Franklin Income Securities Fund                  (a) 109          (a) 127           (a) 143          (a) 171

                                                 (b) 115          (b) 167           (b) 210          (b) 290

                                                 (c)109           (c) 192           (c) 216          (c)  58

Franklin Large Cap Growth Securities Fund        (a) 111          (a) 133           (a) 153          (a) 186

                                                 (b) 117          (b) 173           (b) 218          (b) 301

                                                 (c)111           (c) 196           (c) 221          (c)  63

Franklin Real Estate Fund                        (a) 109          (a) 129           (a) 146          (a) 174

                                                 (b) 115          (b) 168           (b) 212          (b) 292

                                                 (c)110           (c) 193           (c) 218          (c)  59

Franklin Rising Dividends Securities Fund        (a)111           (a) 133           (a) 152          (a) 185

                                                 (b) 117          (b) 172           (b) 217          (b) 300

                                                 (c)111           (c) 196           (c) 221          (c)  62

Franklin Small Cap Fund                          (a) 111          (a) 133           (a) 152          (a) 185

                                                 (b) 117          (b) 172           (b) 217          (b) 300

                                                 (c)111           (c) 196           (c) 221          (c)  62

Franklin Small Cap Value Securities Fund         (a) 111          (a) 133           (a) 152          (a)  186

                                                 (b) 117          (b) 172           (b) 217          (b) 300

                                                 (c)111           (c) 196           (c) 221          (c)  62

Franklin U.S. Government Fund                    (a) 109          (a) 127           (a) 143          (a) 171

                                                 (b) 115          (b) 167           (b) 210          (b) 290

                                                 (c)109           (c) 192           (c) 216          (c)  58

Franklin Zero Coupon Fund 2005                   (a) 110          (a) 131           (a) 149          (a) 180

                                                 (b) 116          (b) 170           (b) 214          (b) 296

                                                 (c)111           (c) 194           (c) 219          (c)  61

Franklin Zero Coupon Fund 2010                   (a) 110          (a) 131           (a) 149          (a) 180

                                                 (b) 116          (b) 170           (b) 214          (b) 296

                                                 (c)111           (c) 194           (c) 219          (c)  61

Mutual Discovery Securities Fund                 (a)113           (a) 139           (a) 161          (a) 201

                                                 (b) 119          (b) 178           (b) 225          (b) 311

                                                 (c)113           (c) 200           (c) 226          (c)  68

Mutual Shares Securities Fund                    (a) 111          (a) 134           (a) 153          (a) 187

                                                 (b) 117          (b) 173           (b) 218          (b) 301

                                                 (c)111           (c) 196           (c) 222          (c)  63

Templeton Developing Markets Securities Fund     (a) 117          (a) 152           (a) 181          (a) 233

                                                 (b) 124          (b) 190           (b) 242          (b) 334

                                                 (c)117           (c) 209           (c) 237          (c)  79

Templeton Foreign Securities Fund                (a) 112          (a) 136           (a) 157          (a) 193

                                                 (b) 118          (b) 175           (b) 221          (b) 306

                                                 (c)112           (c) 198           (c) 224          (c)  65

Templeton Growth Securities Fund                 (a) 111          (a) 135           (a) 155          (a) 190

                                                 (b) 118          (b) 174           (b) 220          (b) 304

                                                 (c)112           (c) 197           (c) 223          (c)  64

USAZ Templeton Developed Markets Fund            (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b) 121          (b) 183           (b) 232          (b) 321

                                                 (c)115           (c) 204           (c) 231          (c)  72

Jennison 20/20 Focus Portfolio                   (a) 115          (a) 146           (a) 172          (a) 219

                                                 (b)122           (b) 185           (b) 235          (b) 324

                                                 (c)115           (c) 205           (c) 232          (c)  74

SP Jennison International Growth Portfolio       (a) 118          (a) 153           (a) 183          (a) 237

                                                 (b)124           (b) 191           (b) 244          (b) 336

                                                 (c)118           (c) 210           (c) 238          (c)  80

SP Strategic Partners Focused Growth Portfolio   (a) 116          (a) 148           (a) 175          (a) 223

                                                 (b)122           (b) 186           (b) 237          (b) 327

                                                 (c)116           (c) 206           (c) 234          (c)  75

Oppenheimer Global Securities Fund/VA            (a) 110          (a) 131           (a) 150          (a) 181

                                                 (b) 116          (b) 171           (b) 215          (b) 297

                                                 (c)111           (c) 195           (c) 220          (c)  61

Oppenheimer High Income Fund/VA                  (a) 111          (a) 134           (a) 153          (a) 187

                                                 (b) 117          (b) 173           (b) 218          (b) 301

                                                 (c)111           (c) 196           (c) 222          (c)  63

Oppenheimer Main Street Growth & Income

    Fund/VA                                      (a) 110          (a) 132           (a) 151          (a) 183

                                                 (b) 117          (b) 172           (b) 216          (b) 299

                                                 (c)111           (c) 195           (c) 220          (c)  62

USAZ Oppenheimer Emerging Growth Fund            (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b) 121          (b) 183           (b) 232          (b) 321

                                                 (c)115           (c) 204           (c) 231          (c)  72

PIMCO VIT High Yield Portfolio                   (a) 111          (a) 133           (a) 151          (a) 184

                                                 (b) 117          (b) 172           (b) 217          (b) 299

                                                 (c)111           (c) 195           (c) 221          (c)  62

PIMCO VIT StocksPLUS Growth & Income Portfolio   (a) 110          (a) 131           (a) 149          (a) 179

                                                 (b) 116          (b) 170           (b) 214          (b) 296

                                                 (c)110           (c) 194           (c) 219          (c)  60

PIMCO VIT Total Return Portfolio                 (a) 110          (a) 130           (a) 148          (a) 178

                                                 (b) 116          (b) 170           (b) 213          (b) 295

                                                 (c)110           (c) 194           (c) 219          (c)  60

USAZ PIMCO Growth and Income Fund                (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b) 120          (b) 180           (b) 228          (b) 314

                                                 (c)114           (c) 201           (c) 228          (c)  69

USAZ PIMCO Renaissance Fund                      (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b) 120          (b) 180           (b) 228          (b) 314

                                                 (c)114           (c) 201           (c) 228          (c)  69

USAZ PIMCO Value Fund                            (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b) 120          (b) 180           (b) 228          (b) 314

                                                 (c) 114          (c) 201           (c) 228          (c)  69

Seligman Small-Cap Value Portfolio               (a) 114          (a) 143           (a) 167          (a) 211

                                                 (b) 120          (b) 182           (b) 231          (b) 318

                                                 (c)114           (c) 203           (c) 229          (c)  71

USAZ Money Market Fund                           (a) 112          (a) 136           (a) 157          (a) 193

                                                 (b) 118          (b) 175           (b) 221          (b) 306

                                                 (c)112           (c) 198           (c) 224          (c)  65

USAZ Van Kampen Aggressive Growth Fund           (a) 115          (a) 144           (a) 170          (a) 214

                                                 (b) 121          (b) 183           (b) 232          (b) 321

                                                 (c)115           (c) 204           (c) 231          (c)  72

USAZ Van Kampen Comstock Fund                    (a) 114          (a) 143           (a) 168          (a) 211

                                                 (b) 120          (b) 182           (b) 231          (b) 318

                                                 (c)114           (c) 203           (c) 230          (c)  71

USAZ Van Kampen Emerging Growth Fund             (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b) 120          (b) 180           (b) 228          (b) 314

                                                 (c)114           (c) 201           (c) 228          (c)  69

USAZ Van Kampen Growth and Income Fund           (a) 113          (a) 141           (a) 164          (a) 205

                                                 (b)120           (b) 180           (b) 228          (b) 314

                                                 (c)114           (c) 201           (c) 228          (c)  69

USAZ Van Kampen Growth Fund                      (a) 114          (a) 143           (a) 168          (a) 211

                                                 (b)120           (b) 182           (b) 231          (b) 318

                                                 (c)114           (c) 203           (c) 230          (c)  71

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you do not make a full withdrawal at the end of each time period listed for Contracts with:


(a) A 20 year period certain option with an AIR of 5% (No Bonus and a mortality and expense risk charge of 1.40%).

(b) Annuity Option 2 - a Life Annuity with Death Benefit and Bonus and the Increased Annuity Payment Benefit with an AIR of 3.5% (mortality and expense risk charge of 2.40%) and the Annuitant is an 80 year old female at the Income Date (maximum Increased Annuity Payment Benefit charge).

(c ) Annuity Option 2 - a Life Annuity with Death Benefit and Bonus with an AIR of 3.5% (a mortality and expense risk charge of 2.40%) and the Annuitant is a 90 year old male at the Income Date (this choice of the Annuitant produces the maximum withdrawal charge at the end of the 1st Contract Year).




INVESTMENT OPTION                                1 YEAR            3 YEARS          5 YEARS          10 YEARS
----------------------------------------------------------------------------------------------------------------------

USAZ AIM Basic Value Fund                        (a)$23           (a) $66           (a)$103          (a)$174

                                                 (b) 41           (b) 115           (b) 177          (b) 283

                                                 (c) 30           (c)  73           (c)  97          (c)  69

USAZ AIM Blue Chip Fund                          (a) 24           (a)  67           (a) 105          (a) 177

                                                 (b) 42           (b) 116           (b) 179          (b) 285

                                                 (c) 30           (c)  74           (c)  98          (c)  70

USAZ AIM Dent Demographic Trends Fund            (a) 24           (a)  69           (a) 107          (a) 180

                                                 (b) 42           (b) 117           (b) 181          (b) 287

                                                 (c) 30           (c)  75           (c) 100          (c)  71

USAZ AIM International Equity Fund               (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290

                                                 (c) 31           (c)  76           (c) 101          (c)  72

USAZ Alliance Capital Growth and Income Fund     (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283

                                                 (c) 30           (c)  73           (c)  97          (c)  69

USAZ Alliance Capital Large Cap Growth Fund      (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283

                                                 (c) 30           (c)  73           (c)  97          (c)  69

USAZ Alliance Capital Technology Fund            (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290

                                                 (c) 31           (c)  76           (c) 101          (c)  72

Davis VA Financial Portfolio                     (a) 22           (a)  63           (a)  99          (b) 168

                                                 (b) 40           (b) 113           (b) 174          (b) 278

                                                 (c) 29           (c)  71           (c)  95          (c)  67

Davis VA Value Portfolio                         (a) 21           (a)  60           (a)  94          (a) 160

                                                 (b) 39           (b) 110           (b) 169          (b) 272

                                                 (c) 28           (c)  69           (c)  91          (c)  64

Dreyfus Small Cap Stock Index Fund               (a) 19           (a)  53           (a)  84          (a) 142

                                                 (b) 37           (b) 103           (b) 160          (b) 260

                                                 (c) 25           (c)  63           (c)  84          (c)  59

Dreyfus Stock Index Fund                         (a) 18           (a)  52           (a)  82          (a) 140

                                                 (b) 37           (b) 103           (b) 159          (b) 259

                                                 (c) 25           (c)  63           (c)  83          (c)  58

Franklin Global Communications Securities Fund   (a) 18           (a)  52           (a)  82          (a) 139

                                                 (b) 36           (b) 102           (b) 158          (b) 258

                                                 (c) 25           (c)  62           (c)  83          (c)  58

Franklin Growth and Income Securities Fund       (a) 18           (a)  51           (a)  80          (a) 137

                                                 (b) 36           (b) 101           (b) 157          (b) 256

                                                 (c) 25           (c)  62           (c)  82          (c)  57

Franklin High Income Fund                        (a) 19           (a)  54           (a)  84          (a) 144

                                                 (b) 37           (b) 104           (b) 161          (b) 261

                                                 (c) 26           (c)  64           (c)  85          (c)  59

Franklin Income Securities Fund                  (a) 18           (a)  51           (a)  81          (a) 138

                                                 (b) 36           (b) 102           (b) 158          (b) 257

                                                 (c) 25           (c)  62           (c)  82          (c)  58

Franklin Large Cap Growth Securities Fund        (a) 20           (a)  58           (a)  91          (a) 154

                                                 (b) 38           (b) 108           (b) 166          (b) 268

                                                 (c) 27           (c)  67           (c)  89          (c)  63

Franklin Real Estate Fund                        (a) 19           (a)  53           (a)  83          (a) 142

                                                 (b) 37           (b) 103           (b) 160          (b) 259

                                                 (c) 25           (c)  63           (c)  84          (c)  59

Franklin Rising Dividends Securities Fund        (a) 20           (a)  57           (a)  90          (a) 153

                                                 (b) 38           (b) 107           (b) 166          (b) 267

                                                 (c) 27           (c)  67           (c)  88          (c)  62

Franklin Small Cap Fund                          (a) 20           (a)  57           (a)  90          (a) 153

                                                 (b) 38           (b) 107           (b) 166          (b) 267

                                                 (c) 27           (c)  67           (c)  89          (c)  62

Franklin Small Cap Value Securities Fund         (a) 20           (a)  58           (a)  90          (a) 153

                                                 (b) 38           (b) 107           (b) 166          (b) 268

                                                 (c) 27           (c)  67           (c)  89          (c)  62

Franklin U.S. Government Fund                    (a) 18           (a)  51           (a)  81          (a) 138

                                                 (b) 36           (b) 102           (b) 158          (b) 257

                                                 (c) 25           (c)  62           (c)  82          (c)  58

Franklin Zero Coupon Fund 2005                   (a) 19           (a)  55           (a)  87          (a) 148

                                                 (b) 38           (b) 105           (b) 163          (b) 264

                                                 (c) 26           (c)  65           (c)  86          (c)  61

Franklin Zero Coupon Fund 2010                   (a) 19           (a)  55           (a)  87          (a) 148

                                                 (b) 38           (b) 105           (b) 163          (b) 264

                                                 (c) 26           (c)  65           (c)  86          (c)  61

Mutual Discovery Securities Fund                 (a) 23           (a)  64           (a) 100          (a) 169

                                                 (b) 41           (b) 113           (b) 175          (b) 279

                                                 (c) 29           (c)  72           (c)  95          (c)  68

Mutual Shares Securities Fund                    (a) 20           (a)  58           (a)  91          (a) 155

                                                 (b) 39           (b) 108           (b) 167          (b) 269

                                                 (c) 27           (c)  67           (c)  89          (c)  63

Templeton Developing Markets Securities Fund     (a) 28           (a)  78           (a) 121          (a) 203

                                                 (b) 46           (b) 126           (b) 193          (b) 304

                                                 (c) 33           (c)  83           (c) 109          (c)  79

Templeton Foreign Securities Fund                (a) 21           (a)  61           (a)  96          (a) 162

                                                 (b) 40           (b) 110           (b) 170          (b) 274

                                                 (c) 28           (c)  69           (c)  92          (c)  65

Templeton Growth Securities Fund                 (a) 21           (a)  60           (a)  94          (a) 158

                                                 (b) 39           (b) 109           (b) 169          (b) 272

                                                 (c) 28           (c)  68           (c)  91          (c)  64

USAZ Templeton Developed Markets Fund            (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290

                                                 (c) 31           (c)  76           (c) 101          (c)  72

Jennison 20/20 Focus Portfolio                   (a) 25           (a)  72           (a) 112          (a) 188

                                                 (b) 43           (b) 121           (b) 185          (b) 293

                                                 (c) 32           (c)  78           (c) 103          (c)  74

SP Jennison International Growth Portfolio       (a) 28           (a)  80           (a) 124          (a) 207

                                                 (b) 46           (b) 128           (b) 195          (b) 307

                                                 (c) 34           (c)  84           (c) 111          (c)  80

SP Strategic Partners Focused Growth Portfolio   (a) 26           (a)  74           (a) 115          (a) 193

                                                 (b) 44           (b) 122           (b) 188          (b) 297

                                                 (c) 32           (c)  80           (c) 105          (c)  75

Oppenheimer Global Securities Fund/VA            (a) 20           (a)  56           (a)  88          (a) 149

                                                 (b) 38           (b) 106           (b) 164          (b)265

                                                 (c) 26           (c)  65           (c)  87          (c)  61

Oppenheimer High Income Fund/VA                  (a) 20           (a)  58           (a)  91          (a) 155

                                                 (b) 39           (b) 108           (b) 167          (b) 269

                                                 (c) 27           (c)  67           (c)  89          (c)  63

Oppenheimer Main Street Growth & Income

    Fund/VA                                      (a) 20           (a)  57           (a)  89          (a) 151

                                                 (b) 38           (b) 106           (b) 165          (b) 266

                                                 (c) 27           (c)  66           (c)  87          (c)  62

USAZ Oppenheimer Emerging Growth Fund            (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290

                                                 (c) 31           (c)  76           (c) 101          (c)  72

PIMCO VIT High Yield Portfolio                   (a) 20           (a)  57           (a)  90          (a) 152

                                                 (b) 38           (b) 107           (b) 165          (b) 267

                                                 (c) 27           (c)  66           (c)  88          (c)  62

PIMCO VIT StocksPLUS Growth & Income Portfolio   (a) 19           (a)  55           (a)  86          (a) 147

                                                 (b) 37           (b) 105           (b) 163          (b) 263

                                                 (c) 26           (c)  65           (c)  86          (c)  60

PIMCO VIT Total Return Portfolio                 (a) 19           (a)  54           (a)  86          (a) 146

                                                 (b) 37           (b) 105           (b) 162          (b) 262

                                                 (c) 26           (c)  64           (c)  85          (c)  60

USAZ PIMCO Growth and Income Fund                (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283

                                                 (c) 30           (c)  73           (c)  97          (c)  69

USAZ PIMCO Renaissance Fund                      (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283

                                                 (c) 30           (c)  73           (c)  97          (c)  69

USAZ PIMCO Value Fund                            (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283

                                                 (c) 30           (c)  73           (c)  97          (c)  69

Seligman Small-Cap Value Portfolio               (a) 24           (a)  68           (a) 107          (a) 180

                                                 (b) 42           (b) 117           (b) 180          (b) 287

                                                 (c) 30           (c)  75           (c)  99          (c)  71

USAZ Money Market Fund                           (a) 21           (a)  61           (a)  96          (a) 162

                                                 (b) 40           (b) 110           (b) 170          (b) 274

                                                 (c) 28           (c)  69           (c)  92          (c)  65

USAZ Van Kampen Aggressive Growth Fund           (a) 25           (a)  70           (a) 109          (a) 183

                                                 (b) 43           (b) 119           (b) 182          (b) 290

                                                 (c) 31           (c)  76           (c) 101          (c)  72

USAZ Van Kampen Comstock Fund                    (a) 24           (a)  69           (a) 107          (a) 180

                                                 (b) 42           (b) 117           (b) 181          (b) 287

                                                 (c) 30           (c)  75           (c) 100          (c)  71

USAZ Van Kampen Emerging Growth Fund             (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 34           (b)  99           (b) 156          (b) 272

                                                 (c) 30           (c)  73           (c)  97          (c)  69

USAZ Van Kampen Growth and Income Fund           (a) 23           (a)  66           (a) 103          (a) 174

                                                 (b) 41           (b) 115           (b) 177          (b) 283

                                                 (c) 30           (c)  73           (c)  97          (c)  69

USAZ Van Kampen Growth Fund                      (a) 24           (a)  69           (a) 107          (a) 180

                                                 (b) 42           (b) 117           (b) 181          (b) 287

                                                 (c) 30           (c)  75           (c) 100          (c)  71



As of December 31, 2001, no Contracts had been sold.  Therefore, Allianz Life has not provided Condensed Financial
Information.


1. THE USALLIANZ INCOME PLUS IMMEDIATE VARIABLE ANNUITY CONTRACT
-------------------------------------------------------------------------------

The Contract is a single premium immediate variable annuity contract. An annuity is a contract between you, the Contract Owner, and an insurance company (in this case, Allianz Life), where the insurance company promises to pay you (or someone else you choose) (the "Payee) an income, in the form of Annuity Payments. You choose the frequency of these payments and the date the first Annuity Payment is made.

The Contract is called a variable annuity because you can choose among different Investment Options, and, depending upon market conditions, your payments can go up or down based on the Investment Options' investment performance. The Investment Options are designed to offer a better return than the Fixed Account. However, this is not guaranteed. Your payments may go up or down based on the investment performance of the Investment Option(s) you select, subject to the stabilization process.

The Contract is an "immediate annuity" because the Annuity Payments must begin no later than 60 days after we allocate your Purchase Payment. This is called the Income Date.

The Contract benefits from tax deferral. Tax deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

CERTAIN CONTRACT FEATURES MAY NOT BE AVAILABLE IN ALL STATES.

2. ANNUITY PAYMENTS
--------------------------------------------------------------------------------

The Payee can begin to receive regular income payments under the Contract as long as the Annuitant or any Joint Annuitant are alive on the Income Date. All tax reporting is based on the Contract Owner. We call the date the Annuity Payments begin the Income Date. We ask you to choose your Income Date when you purchase the Contract. The Income Date must be the first or fifteenth day of a calendar month and must not be later than 60 days from the day we first allocate your Purchase Payment.

You can choose the frequency of the Annuity Payments (for example, monthly, quarterly, semi-annually, or annually), and whether your Annuity Payments are fixed, variable or a combination of both. If you choose variable payments, the amount of each payment will vary with the investment performance of the Investment Options subject to the stabilization process. The stabilization process is designed to keep your Annuity Payments equal during an Income Year and to limit the variation in your Annuity Payments from Income Year to Income Year.

The number of Annuity Payments may depend on how long the Annuitant or Joint Annuitant, if any, lives. It is possible that the sum of Annuity Payments received may be less than the Purchase Payment, except for Annuity Option 5, Refund Life Annuity. However, there are death benefits available under Annuity Options 2, 4 and 6. (See "Annuity Options" below.)

We will make payments under the Contract within seven days of the request for payment. We will not pay interest on amounts represented by uncashed Annuity Payment checks if postal or other delivery service is unable to deliver checks to the Payee's address of record. Uncashed variable payments will not participate in the performance of the Investment Options. The Payee is responsible for keeping us informed of his or her current address of record. We recommend using electronic funds transfer (EFT) to receive the Annuity Payments whenever possible.

Annuity Payments may be subject to income taxation.

CALCULATION OF ANNUITY PAYMENTS

Annuity Payments are equal to the sum of:


o        the fixed Annuity Payments;
o        the variable Annuity Payments; and
o        the bonus amount, if applicable.


If the Increased Payment Rider is selected, the Annuity Payment is reduced by the rider's charges. (See "Increased Annuity Payment Rider").

FIXED PAYMENTS


If you allocate to the Fixed Account, the amount of the portion of your Annuity Payment the Payee receives from the Fixed Account (the "fixed Annuity Payment") will be the same dollar amount unless adjusted by any Income Change Factors. Any portion of your Purchase Payment allocated to the Fixed Account will always remain allocated to fixed Annuity Payments. Any transfers to the Fixed Account will likewise remain allocated to fixed Annuity Payments.


VARIABLE PAYMENTS


The amount of the variable portion of your Annuity Payment (the "variable Annuity Payment") on the Income Date and each Income Date Anniversary is the Stabilized Payment.


SUPPORTABLE ANNUITY PAYMENTS


The Supportable Payment is the variable Annuity Payment the Payee would have received from the Investment Options if there were no stabilization process. To calculate the Supportable Payment, we start with the Base Annuity Payment. The first variable Base Annuity Payment is calculated on the Annuity Calculation Date, based on:


o Your Contract Value allocated to the Investment Options, minus any premium taxes (see "Purchase--Contract Value Before Annuity Calculation Date.");

o The Annuitant's (and Joint Annuitant's if any) Age and sex;

o The Annuity Option you select;

o The frequency of payments you select;

o The AIR; and

o The Income Date.

Once we have calculated the first variable Base Annuity Payment, we credit your Contract with a fixed number of Annuity Units in each Investment Option you select. We do this by allocating the first variable Base Annuity Payment amount among the Investment Options according to your instructions, and dividing the amount allocated to each Investment Option by the Annuity Unit value for that Investment Option on the Annuity Calculation Date. The number of Annuity Units in your Contract remains the same unless changed by any of the Income Change Factors or by transfers among the Investment Options. The amount of the Supportable Annuity Payment is equal to the Annuity Units in each Investment Option multiplied by the corresponding Annuity Unit Values, summed over all the Investment Options. The Supportable Payment in the Investment Options will change based on the change in value of the Annuity Units credited to your Contract. The amount of each change will depend on how the Annuity Units in your Contract perform as compared to your AIR. If the performance of the Annuity Units exceeds the AIR, the Supportable Payments will increase. If the performance of the Annuity Units is less than the AIR, the Supportable Payments will decrease.

STABILIZATION PROCESS: STABILIZED PAYMENTS AND GUARANTEED MINIMUM INCOME

The Payee will receive Stabilized Payments. These payments are held constant during each Income Year instead of moving up or down to reflect actual investment performance. Also, from one Income Year to the next, the Stabilized Payment will not change by more than 10% except due to any of the Income Change Factors or to an increase due to the Stabilization Account reaching its cap (80% of the Purchase Payment).


We also guarantee you a minimum income through the stabilization process. If you choose an AIR of 5%, each Stabilized Payment is guaranteed to be at least 85% of the first Stabilized Payment to the end of the Specified Period Certain or the Life Expectancy Period, as applicable. If you choose an AIR of 3.5%, the guarantee percentage is 100%. If you change your death benefit selection, make a partial withdrawal, or make a transfer from the Investment Options to the Fixed Account, the minimum income guarantee is proportionately adjusted on the next Annuity Payment date after the change. The new guarantee is the previous guarantee times the ratio of the new Supportable Payment to the Supportable Payment if such change did not occur. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least the guaranteed minimum income at that time times the Life Expectancy Adjustment.


During the first Income Year, each Stabilized Payment will equal the first variable Base Annuity Payment. On each Income Date Anniversary, a new Stabilized Payment is determined based on the performance of the Eligible Investment Options in which your Purchase Payment is allocated. You will be notified of the new amount for the upcoming year.

The calculation of the new Stabilized Payment at the beginning of each Income Year starts with the Supportable Payment. The Supportable Payment in each Investment Option is equal to the Annuity Units times the Annuity Unit values. The Supportable Payment is the sum of the Supportable Payments in all of the Investment Options. The Supportable Payment in the Investment Options will change based on the change in value of the Annuity Units credited to your Contract. The amount of each change will depend on how the Annuity Units in your Contract perform as compared to your AIR. If the performance of the Annuity Units exceeds the AIR, the Supportable Payment will increase. If the performance of the Annuity Units is less than the AIR, the Supportable Payments will decrease.


We then add the Stabilization Account Value (as calculated below) to the Supportable Payment. We make adjustments to this sum such that the sum cannot be greater than the previous year's Stabilized Payment if the annualized return in the underlying Investment Options is less than the AIR. The annualized return is equal to the weighted average annualized return of all Investment Options.


If the annualized return is greater than or equal to the AIR, the sum of the Stabilization Account Value and the Supportable payment cannot be less than the previous year's Stabilized Payment and cannot be greater than the previous year's Stabilized Payment multiplied by the ratio of (a)/(b), where (a) is 1 + the annualized return and (b) is 1 + the AIR.

The Stabilized Payment is equal to this adjusted sum and then adjusted again such that: o The Stabilized Payment cannot be greater than 110% of the previous year's Stabilized Payment; o The Stabilized Payment cannot be less than 90% of the previous year's Stabilized Payment; o The Stabilized Payment cannot be less than the guaranteed minimum income payment described above.

The amount of the Stabilization Account is calculated as follows. On the Income Date, the Stabilization Account is equal to zero. During the Income Year, the Stabilization Account increases with the excess of the Supportable Payment over the Stabilized Payment and decreases with the excess of the Stabilized Payment over the Supportable Payment. An increase to the Stabilization Account is allocated among the Investment Options in the same percentages as the Supportable Payment. A decrease to the Stabilization Account is allocated among the Investment Options pro-rata based on the Stabilization Account Values in the Investment Options you have selected. The Stabilization Account, when positive, is credited with the daily investment gains or losses of the underlying Investment Options. The Stabilization Account, when negative, does not get charged with any daily investment gains or losses. When the value of the Stabilization Account exceeds 80% of the Purchase Payment, any excess determined at the next Annuity Payment date will be paid to the Payee along with the Annuity Payment.

The SAI includes examples of how the Stabilized Payments and the Stabilization Account Values are calculated.

ANNUITY OPTIONS

You can choose among income plans. We call these Annuity Options. Some of these options may not be available in some states. In addition to the Annuity Options set forth below, you can also choose any other Annuity Option that you and Allianz Life agree to. Once Annuity Payments begin, you cannot change the Annuity Option except to change your death benefits (See "Death Benefits under Options 2 and 4).

OPTION 1. LIFE ANNUITY. Under this option, we will make periodic Annuity Payments so long as the Annuitant is alive. We will stop making Annuity Payments effective on the date the Annuitant dies. Any payments made after the death of the Annuitant will be recouped. You can make a full withdrawal at certain times as described below. As of the date Allianz Life receives due proof of the Annuitant's death and a payment election form at the Service Center, any positive amount in the Stabilization Account will be paid to the Beneficiary in a lump sum.

With this Annuity Option, you bear the risk that only one (or a few) Annuity Payments will be made if the Annuitant dies shortly after the Annuity Payments begin.


OPTION 2. LIFE ANNUITY WITH DEATH BENEFIT. Under this option, we will make periodic Annuity Payments so long as the Annuitant is alive. After the Annuitant dies, we will stop making Annuity Payments. You can make a full or partial withdrawal anytime until 30 days after the end of the Life Expectancy Period as described below. Your Beneficiary will receive the death benefit in a lump sum upon the Annuitant's death. Death benefits are calculated as of the date Allianz Life receives Due Proof of Death of the Annuitant and a payment election form at the Service Center.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make periodic Annuity Payments during the joint lifetime of the Annuitants. When one of the Annuitants dies, we will continue to make Annuity Payments during the surviving Annuitant's life. The amount of the Annuity Payments we will make to the Joint Annuitant can be equal to 100%, 75% or 50% of the amount that was being paid when both Annuitants were alive. You choose this percentage when you apply for the Contract. You can make a full withdrawal at certain times as described below. As of the date Allianz Life receives Due Proof of Death of the last surviving Annuitant and the payment election form at the Service Center, any positive amount in the Stabilization Account will be paid to the Beneficiary in a lump sum. The Annuity Payments will end as of the date the last surviving Annuitant dies. Any payments made after the death of the last surviving Annuitant will be recouped.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH DEATH BENEFIT. Under this option, we will make periodic Annuity Payments during the joint lifetime of the Annuitants. When one of the Annuitants dies, we will continue to make Annuity Payments during the life of the surviving Annuitant. The amount of the Annuity Payments we will make to the Joint Annuitant can be equal to 100%, 75% or 50% of the amount that was being paid when both Annuitants were alive. You choose this percentage when you apply for the Contract. You can make a full or partial withdrawal anytime until 30 days after the end of the Life Expectancy Period as described below. Your Beneficiary will receive the death benefit in a lump sum upon the last Annuitant's death. Death benefits are calculated as of the date Allianz Life receives Due Proof of Death of the last Annuitant and a payment election form at the Service Center.


OPTION 5. REFUND LIFE ANNUITY. Under this option, we will make periodic Annuity Payments during the Annuitant's lifetime. We will stop making Annuity Payments as of the date the Annuitant dies. Any payments made after the death of the Annuitant will be recouped. If the value of the Annuity Payments made is less than the value applied to the Annuity Option, then the Beneficiary will receive a lump sum refund plus any positive Stabilization Account Value. For a Fixed Annuity, the amount of the refund will be any excess of the value applied under this Option over the sum of all fixed Base Annuity Payments made under this Option. For a Variable Annuity, the amount of the refund will depend on the current Investment Option allocation and will be the sum of Refund Amounts attributable to each Investment Option. The Refund Amount for a given Investment Option is calculated using the following formula:

        (1) x {[(2) x (3) x (4)/(5)] - [(4) x (6)]}

where:  (1) = Annuity Unit value of that given Investment Option when claim requirements are received.

        (2) = The Contract Value (minus any premium taxes) allocated to the Investment Options on the Annuity Calculation Date

        (3) = Allocation percentage in that given Investment Option (in decimal form) when claim requirements are received.

        (4) = Current number of Annuity Units used in determining each Base Annuity Payment attributable to that given Subaccount.

        (5) = Dollar value of first Base Annuity Payment.
        (6) = Number of Annuity Payments made since the Income Date.

This calculation will be based upon the allocation of Annuity Units actually in-force at the time claim requirements are received at the Service Center. We will not pay a refund if the total refund determined using the above calculations is less than or equal to zero.

You can make a full withdrawal at certain times. (See "Access to Your Money.")

OPTION 6. SPECIFIED PERIOD CERTAIN ANNUITY. This Option is available only with the 5% AIR. Under this option, we will make periodic Annuity Payments for a specified period that you choose. The minimum period is 10 years (you must use whole numbers of years). If at the time all Annuitants have died, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to the Beneficiary for the rest of the guaranteed period. The Beneficiary can elect to take a lump sum in lieu of continuing the payments. The lump sum is equal to the Withdrawal Value except that only positive Stabilization Account Values are included. The death benefit, described below, is as of the date Allianz Life receives Due Proof of Death of the Annuitant and a payment election form at the Service Center.

BONUS

Under the life income plans, if the Annuitant is under Age 75 on the Income Date, you can choose to include a bonus which will increase the Annuity Payments in the first 10 Income Years. The increased amount would be 10% of the first Base Annuity Payment for Ages up through 70 and 5% if Annuitant Age on Income Date is 71 to 74. The bonus will be treated as taxable income when paid and may be subject to a 10% penalty tax if paid before you are age 59 1/2. You should consult a tax adviser before taking this option.

If you choose to take the bonus option, your mortality and expense risk charge increases by 1%. If you choose the bonus option, the actual income payments will be higher in the first 10 years and lower after the tenth year than they would otherwise have been without the bonus feature. The amount of the bonus credit may be more than offset by the higher mortality and expense risk charge. There may be circumstances where you may be worse off for having a bonus as there may be tax consequences (see above paragraph) and there is less long term inflation protection as the future Annuity Payments will be smaller. Because the Annuity Payments will be smaller, the Withdrawal Values (which are a factor of the Annuity Payments) will also be smaller. Electing the bonus option will be beneficial for you only if the investment performance of the Investment Options and the rate of return in the Fixed Account, are great enough to compensate for the reduction in future payments and Withdrawal Values resulting from the higher mortality and expense risk charges.

INCREASED ANNUITY PAYMENT RIDER

An Increased Annuity Payment Rider is available if you choose a lifetime Annuity Option (Options 1-5), you are the Annuitant, and you are Age 80 or younger on the Income Date. The Rider can only be selected before the Income Date. There is a charge per $100 of your basic Annuity Payment (defined below). This rider makes you eligible to receive increased annuity payments if you become disabled. The amount of the increased payment varies, depending on your Age on the Income Date and the amount of help you will need to perform daily activities. The increased annuity payment benefit charge per $100 of basic Annuity Payment currently ranges from $0.70 to $7.38, with the maximum charge ranging from $0.95 to $9.97. If the Contract is owned by Joint Owners or if there are joint annuitants, then each owner must be an Annuitant and both Annuitants must be Age 80 or younger in order to purchase this benefit. If the Contract is owned by Joint Owners or by a non-natural person, then all references to you mean the Annuitant.

THIS BENEFIT MAY NOT BE AVAILABLE OR MAY BE RESTRICTED IN SOME STATES. (Check with your registered representative.)


To receive increased Annuity Payments under this benefit, disability must occur at least two years after the Income Date. Benefits will continue as long as the impairment lasts or until the Contract terminates, whichever occurs first. The benefit is a constant percentage of the basic Annuity Payment. If you elected to receive payments on a fixed basis, the basic Annuity Payment is the Base Annuity Payment as of the date the charge or the benefit is calculated. If you elected to receive payments on a variable basis, the basic Annuity Payment is the number of Annuity Units in the Annuity Payment as of the date the charge or the benefit is calculated multiplied by the value of the Annuity Unit on the Income Date. For purposes of this benefit, the maximum basic Annuity Payment is $10,000.


The amount of the increased payment is 30% or 60% (20% or 40% if you are Age 75 or older on the Income Date), depending on the level of impairment, as described in the Contract. The levels are defined by the amount of help you need to perform daily activities, as set forth in your Contract.

To request increased Annuity Payments, we must receive, at the Service Center, a completed request form which details the level of impairment as explained in your Contract.

If a request is approved, benefits will begin with the first Annuity Payment made 90 days after the request is filed.

The charges for this rider are deducted from the Annuity Payments, but do not reduce the amount of the Annuity Payment that is taxed. This means that the charges are after-tax deductions. Allianz Life believes that the benefit payments from this rider should be excludable from income under Internal Revenue Code section 104(c )(3).

WITHDRAWAL VALUES ON OR AFTER THE ANNUITY CALCULATION DATE

The following Withdrawal Values are available to you:

Withdrawal Values Under Annuity Options 1, 3 and 5

If the Annuitant is under Age 75 on the Income Date, then you can make a full withdrawal:


o Within 30 days before or after the tenth Income Date Anniversary, for an amount equal to the Stabilization Account Value plus the Payment Withdrawal Value. The variable Payment Withdrawal Value is equal to the current amount of the Supportable Payment multiplied by a factor specified in the Contract. The factors will differ by the AIR, the Age on the Income Date and gender of the Annuitant(s), and the Annuity Option chosen. Sample factors are provided in Appendix B. In the Fixed Account, the Payment Withdrawal Value is the amount specified in the Contract multiplied by the MVA factor. (See Appendix C.) The Payment Withdrawal Value in the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value. (See "Index of Terms - Fixed Account Minimum Withdrawal Value.")

o Within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract, for an amount equal to the Stabilization Account Value plus a Payment Withdrawal Value that currently is equal to 4 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. We reserve the right to change this Payment Withdrawal Value, but it will never be less than 2 times the sum of the current amount of the Supportable Payment and of any fixed payment. If we do change the available Payment Withdrawal Value, we will give you notice with the next Annuity Payment.

If you choose to add a death benefit under Options 1 or 3 as described below, the amount of the Withdrawal Values available will continue to be the amounts under the corresponding Annuity Option without the death benefit.

If the Annuitant is Age 75 to 80 on the Income Date, then you can make a full withdrawal within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract. Currently, you can withdraw the Stabilization Account Value plus the Payment Withdrawal Value equal to 4 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. We reserve the right to change this Payment Withdrawal Value, but it will never be less than 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. If we do change the available Payment Withdrawal Value, we will give you notice with the next Annuity Payment.


If the Annuitant is Age 81 to 90 on the Income Date, then you can make a full withdrawal within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract. You can withdraw the Stabilization Account Value plus the Payment Withdrawal Value equal to 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment.

Partial withdrawals are not available under Annuity Option 1, 3 or 5. (See "Access to Your Money.")

Withdrawal Values Under Annuity Options 2 and 4

You can make a full withdrawal of the Withdrawal Values described below.

If the Annuitant is under Age 75 on the Income Date, then


o Anytime on or before the tenth Income Date Anniversary, the Withdrawal Value is equal to the Stabilization Account Value plus the Payment Withdrawal Value. The variable Payment Withdrawal Value is equal to the current amount of the Supportable Payment multiplied by a factor specified in the Contract. The factors will differ by the AIR, the Age on the Income Date and gender of the Annuitant(s), the Income Year,and the Annuity Option chosen. Sample factors are provided in Appendix B. In the Fixed Account, the Payment Withdrawal Value is the amount specified in the Contract multiplied by the MVA factor. (See Appendix C.) The Payment Withdrawal Value in the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value. (See "Index of Terms - Fixed Account Minimum Withdrawal Value.")

o Within 30 days after the end of the Life Expectancy Period, as defined in the Contract, the Withdrawal Value currently is equal to the Stabilization Account Value plus a Payment Withdrawal Value equal to 4 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. We reserve the right to change this Payment Withdrawal Value, but it will never be less than 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. If we do change the available Payment Withdrawal Value, we will give you notice with the next Annuity Payment.


o Anytime between the tenth Income Date Anniversary and the end of the Life Expectancy Period, the Withdrawal Value is equal to the Stabilization Account Value and the Payment Withdrawal Value at the end of the tenth Income Anniversary, decreasing on each Annuity Payment date (starting with the Annuity Payment in the beginning of the eleventh Income Year), grading linearly to the Payment Withdrawal Value at the end of the Life Expectancy Period.

If you change the death benefit as described below, Withdrawal Values will thereafter only be available as provided under the corresponding Annuity Option without the death benefit as described above.


If the Annuitant is Age 75 to 80 on the Income Date, then a Withdrawal Value is available within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract. The Withdrawal Value currently is equal to the Stabilization Account Value plus the Payment Withdrawal Value equal to 4 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. We reserve the right to change this Payment Withdrawal Value, but it will never be less than 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment. If we do change the available Payment Withdrawal Value, we will give you notice with the next Annuity Payment.


If the Annuitant is Age 81 to 90 on the Income Date, then a Withdrawal Value is available within 30 days before or after the end of the Life Expectancy Period, as defined in the Contract. The Withdrawal Value is equal to the Stabilization Account Value plus the Payment Withdrawal Value of 2 times the annualized sum of the current amount of the Supportable Payment and of any fixed payment.

Additional Withdrawal Values are also available before the periods described above if an Annuitant is older than Age 75. The Withdrawal Value immediately after the first Annuity Payment is equal to the sum of the Stabilization Account Value and the Payment Withdrawal Value equal to a factor specified in the Contract times the current amount of the Supportable Payment. Thereafter, the Withdrawal Value is equal to the sum of the Stabilization Account Value plus the Payment Withdrawal Value as of the date immediately after the first Annuity Payment, decreasing on each Annuity Payment date (starting with the second Annuity Payment), grading linearly to the Payment Withdrawal Value at the end of the Life Expectancy Period.

Under Annuity Options 2 and 4, you can make a partial withdrawal anytime up to the Withdrawal Value less any positive Stabilization Account Value. (See "Access to Your Money.")

Withdrawal Values Under Annuity Option 6


At any time, under Option 6, you can make a full withdrawal of the Withdrawal Value. The Withdrawal Value is equal to the sum of the Stabilization Account Value and the Payment Withdrawal Value. The variable Payment Withdrawal Value is equal to the current amount of the Supportable Payment multiplied by a factor specified in the Contract which varies by Income Year. Sample factors are provided in Appendix B. In the Fixed Account, the Payment Withdrawal Value is the amount specified in the Contract multiplied by the MVA factor. (See Appendix C.) The Payment Withdrawal Value in the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value.


(See "Index of Terms - Fixed Account Minimum Withdrawal Value.")


The withdrawal charge, equal to the difference between the present value of remaining payments using the Assumed Investment Return (AIR) and the actual Payment Withdrawal Value, is capped at 9% of the Purchase Payment.


Under Annuity Option 6, you can make a partial withdrawal anytime up to the Withdrawal Value less any positive Stabilization Account Value. (See "Access to Your Money.")

Partial Withdrawals

Partial withdrawals have the effect of reducing the amount of future Annuity Payments. The Base Annuity Payment will be reduced by a percentage equal to the amount of the partial withdrawal divided by the full Payment Withdrawal Value at that time. For example, if your full Payment Withdrawal Value is equal to $20,000, you were receiving Base Annuity Payments of $500, and you take a partial withdrawal of $5,000, the Base Annuity Payment after the withdrawal will be reduced to $375 ($500 x (1-5,000/20,000) = $375). For Annuity Payments in the Investment Options, this is accomplished through a proportional reduction in the number of Annuity Units.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO ANY WITHDRAWALS YOU MAKE.

Access to amounts in a Qualified Contract may be restricted or prohibited. Moreover, your right to make full or partial withdrawals is subject to any restriction imposed by applicable law or employee benefit plans.

We will pay any amounts withdrawn from the Investment Options within seven days. However, we may suspend or postpone payment from the Fixed Account under certain conditions. (See "Access to Your Money.")

DEATH BENEFITS UNDER OPTIONS 2 AND 4

Choosing Annuity Options 2 and 4 will provide you with a death benefit and more substantial Withdrawal Values but also decreases your Annuity Payment.. The death benefit is equal to the Withdrawal Values (calculated as described above), except that only positive Stabilization Account Values and positive MVA's are included.

Within 30 days of each Income Year Anniversary when a Payment Withdrawal Value is available, you can request cancellation of the death benefit. If you do, your payments will increase to reflect the elimination of the death benefit. Your Annuity Units and your fixed Base Annuity Payments will increase such that the underlying value of the Contract remains the same. Any bonus amount does not change.

If the Annuitant is younger than age 75 on the Income Date and you had chosen Annuity Option 1 or 3, you can also choose to add the death benefit available under Options 2 and 4 within 30 days of the tenth Income Year Anniversary. If you do, the Payment Withdrawal Value component of the death benefit as of the tenth Income Year Anniversary is equal to the amount available at that time if you did not add the death benefit. Your Annuity Units and your fixed Base Annuity Payments will decrease such that the underlying value of the Contract remains the same.

If you choose to change the death benefit and you are not yet 59 1/2 years old or you have not passed your 5th Income Year Anniversary (whichever is later),, this modification may subject previous Annuity Payments to a 10% tax penalty plus interest for the tax years in which the tax should have been paid. You should consult your tax advisor before making this choice.

LIFE EXPECTANCY ADJUSTMENT

With life income plans (Annuity Options 1-5), the Annuity Payment is adjusted by the percentage specified in the Contract at the end of the Life Expectancy Period. This is called the Life Expectancy Adjustment. The percentage reflects our expectation of improvements in life expectancy. These percentages and the Life Expectancy Periods for each individual age of the Annuitant at Income Date are shown in Appendix A. These are also shown for sample joint ages in Appendix
A. However, we may choose to increase the Annuity Payments above that specified in the Contract based on the life expectancy estimates at that time. We will treat any such increases as amounts not received as an annuity for federal income tax purposes. As such, the amount of any increase will be treated as taxable income to you when paid.

In some states, there is no Life Expectancy Adjustment. However, in these states, the life income plans end at Age 100 and Options 1 to 5 are renamed to specify that the Annuity Option is to Age 100 (e.g. Option 1 - Life Annuity to
100).

3. PURCHASE

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PURCHASE PAYMENT

The Purchase Payment is the money you put into the Contract. The minimum payment Allianz Life will accept is $35,000. The Contract is a single payment Contract; you cannot add money to your Contract after the Annuity Calculation Date. If you purchase more than one Contract, the Purchase Payment for each Contract does not need to be $35,000 if the average Purchase Payment for each Contract is $35,000 or more. The maximum cumulative amount we will accept without prior approval is $1 million (including amounts already invested in other Allianz Life variable annuities). This product is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

THE CONTRACT MAY BE USED IN CONNECTION WITH CERTAIN TAX QUALIFIED RETIREMENT PLANS. THE CONTRACT INCLUDES ATTRIBUTES SUCH AS TAX DEFERRAL ON ACCUMULATED EARNINGS. QUALIFIED RETIREMENT PLANS PROVIDE THEIR OWN TAX DEFERRAL BENEFIT; THE PURCHASE OF THIS CONTRACT DOES NOT PROVIDE ADDITIONAL TAX DEFERRAL BENEFITS BEYOND THOSE PROVIDED IN THE QUALIFIED PLAN. ACCORDINGLY, IF YOU ARE PURCHASING THE CONTRACT THROUGH A QUALIFIED PLAN, YOU SHOULD CONSIDER PURCHASING THIS CONTRACT FOR ITS DEATH BENEFIT, ANNUITY BENEFITS, AND OTHER NON-TAX-DEFERRAL RELATED BENEFITS. PLEASE CONSULT A TAX ADVISOR FOR INFORMATION SPECIFIC TO YOUR CIRCUMSTANCES TO DETERMINE WHETHER THE CONTRACT IS AN APPROPRIATE INVESTMENT FOR YOU.

ALLOCATION OF PURCHASE PAYMENT

Once we receive your Purchase Payment and your application, in good order, at the Service Center, we will issue your Contract and allocate your Purchase Payment within 2 Business Days. If your application is not in good order (i.e., we do not have all of the information we need), we will contact you or your registered representative to get the required information. If, for some reason, we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. Our Business Day closes when the New York Stock Exchange closes for regular trading, which is usually at 4:00 p.m. Eastern Time. (After the Contract is issued, we will invest the amount of Purchase Payments we receive at our Service Center before the Annuity Calculation Date, that you allocate to one or more of the Investment Options you have selected, on the Business Day we receive your payment.)

If you want any portion of the Purchase Payment to be allocated to the Fixed Account, we will temporarily allocate it to the USAZ Money Market Fund until the Annuity Calculation Date. We ask that you allocate your money in percentages that are whole numbers that total 100%. We may, in the future, limit the number of Investment Options that you may invest in at one time (Such restrictions may not apply in some states).

TAX-FREE SECTION 1035 EXCHANGES

You generally can exchange one annuity contract for another annuity contract in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the contract described in this prospectus: you might have to pay a withdrawal charge on your old contract, there will be new withdrawal charges for the new contract, other charges under the new contract may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange another contract for this one unless you determine that the exchange is in your best interest.

For purposes of determining whether an annuity contract qualifies as an immediate annuity, the IRS has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Tax Code section 1035 exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity, and the contract will be subject to the 10% penalty tax unless one of the other exceptions to the penalty applies.

FAXED APPLICATIONS

Allianz Life will accept Contract applications delivered in writing, as well as via fax. A manually signed faxed application will be treated as an application delivered in writing. We do not currently accept applications delivered via e-mail or web site, or other electronic communications.

FREE LOOK

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). To cancel the Contract, you must send a written request for cancellation and the returned Contract to us at the Service Center before the end of the right to examine period. You may fax your request and the Contract to the Service Center. If you fax your Contract, you also must return the Contract to us by mail.

Where permitted by state law, you will receive back the value of your Contract as of the day we receive your request at our Service Center. This may be more or less than your Purchase Payment. In certain states, or if you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment (less any Annuity Payments already paid to you) if you decide to cancel your Contract within 10 days after receiving it (or the period required in your state). If that is the case, we reserve the right to allocate your Purchase Payment to the USAZ Money Market Fund for 15 days after we receive it. (In some states, the period may be longer.) At the end of that period, we will re-allocate your money as you selected. Currently, we will allocate the Purchase Payment to the investment choice(s) you have selected except for the portion of your Purchase Payment you allocated to the Fixed Account as indicated in the "Allocation of Purchase Payment" section above.

We will pay the refund within 7 days after we receive your Contract and written request for cancellation of the Contract at the Service Center. The Contract will be void once we issue your refund.

CONTRACT VALUE BEFORE THE ANNUITY CALCULATION DATE

When you make a purchase payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment allocated to an Investment Option. The number of Accumulation Units we credit your Contract with is determined by dividing the amount of the Purchase Payment allocated to an Investment Option by the value of the corresponding Accumulation Unit.

Example:

On Wednesday, we receive a Purchase Payment of $35,000 from you. When the New York Stock Exchange closes for regular trading on that Business Day, we determine that the value of an Accumulation Unit based on an investment in the Investment Option you chose is $12.50. We then divide $35,000 by $12.50 and credit your Contract on Wednesday night with 2,800 Accumulation Units.

Every Business Day, we determine the value of an Accumulation Unit for each Investment Option by multiplying the Accumulation Unit value for the previous period by an investment factor for the current period. The factor is determined by:

o dividing the value of an Investment Option at the end of the current period by the value of that Investment Option for the previous period; and

o multiplying that figure by one minus the daily amount of the mortality and expense risk charge and any charges for taxes.

The value of an Accumulation Unit may go up or down from Business Day to Business Day.

Until the Annuity Calculation Date, the value of your Contract is measured by the Contract Value. Your Contract Value on each Business Day is equal to the value of your Contract attributable to each Investment Option, measured in each case by the number of Accumulation Units in each Investment Option, multiplied by the corresponding Accumulation Unit Value. Contract Values before the Annuity Calculation Date cannot be allocated to the Fixed Account. During the life of the Contract, Accumulation Units also are used in calculating the value of the Stabilization Account. (See "Annuity Payments - Stabilized Payments and Guaranteed Minimum Income.")

On the Annuity Calculation Date, we determine the number of Annuity Units in each Investment Option you selected. Until the end of the Life Expectancy Period or the death of one of the Annuitants under Options 3 and 4 (if you chose a lower payment to the surviving Annuitant), the number of Annuity Units will remain the same unless a transfer, a withdrawal or a change of a death benefit is made. The change in the number of Annuity Units due to a transfer is equal to the amount being transferred divided by the Annuity Unit value in the affected Investment Options. A partial withdrawal will reduce the number of Annuity Units in each Investment Option in the same proportion as the partial withdrawal is to the full Withdrawal Value. A death benefit cancellation will increase the number of Annuity Units. The revised number of Annuity Units in each Investment Option is calculated by taking the current reserves for the immediate annuity in that Investment Option, dividing by the reserve factor corresponding to the new life income stream without the death benefit, and then dividing that by the Annuity Unit Value. A death benefit addition will decrease the number of Annuity Units. The revised number of Annuity Units is calculated the same way as for a death benefit cancellation. At the end of the Life Expectancy Period, the Annuity Units are reduced by the Life Expectancy Adjustment, if any.

4. INVESTMENT OPTIONS
--------------------------------------------------------------------------------


The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. The Contract also offers as an investment choice the Fixed Account of Allianz Life. Additional Investment Options may be available in the future. In the future, we also may eliminate Investment Options.

We place limits on your ability to invest in the Limited Investment Options. Up to 25% of the Payment Contract Value can be invested in the Limited Investment Options if you chose an AIR of 3.5%. The maximum percentage of Payment Contract Value invested in the Limited Investment Options is 10% if you chose an AIR of 5%.

The Limited Investment Options are:

     USAZ Money Market Fund, Franklin High Income Fund, Franklin Income Securities Fund, Franklin Real Estate Fund, Franklin U.S. Government Fund, Franklin Zero Coupon Fund 2005, Franklin Zero Coupon Fund 2010, Oppenheimer High Income Fund/VA, PIMCO VIT High Yield Portfolio, and the PIMCO VIT Total Return Portfolio.

We may add to, substitute or remove Investment Options from this list in the future.

You should read the Investment Option prospectuses carefully. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Option prospectuses. To obtain a current prospectus for any of the Investment Options call your financial adviser or USAllianz at 1-800-542-5427. Copies of the Investment Option prospectuses will be sent to you with your Contract.

Franklin Templeton Variable Insurance Products Trust generally issues two classes of shares. Only Class 2 shares are available in connection with your Contract, except for Franklin Zero Coupon Fund 2005 and Franklin Zero Coupon Fund 2010, for which Class 1 shares are available in connection with your Contract. Each class is identical except that Class 2 shares have Rule 12b-1 plan expenses.

The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar Investment Options will be comparable even though the Investment Options have the same investment advisers and objectives.

We offer other variable annuity contracts that may invest in the same Investment Options. These contracts may have different charges and may offer different benefits more suitable to your needs. For more information about these contracts, please contact us at the Service Center.

The following is a list of the Investment Options available under the Contract, the investment advisers and sub-advisers for each Investment Option, the investment objectives for each Investment Option, and the primary investments of each Investment Option.

                                                     INVESTMENT OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                      ASSET CATEGORIES
                                             -----------------------------------

Investment Management      Investment         SB  S  CE  IT  HB  IE   L  L  S  M    Objective(s)          Primary Investments
Company                    Option             ho  p  aq  ne  io  nq   a  a  m  i
----------------------                        on  e  su  tr  gn  tu   r  r  a  d
                                              rd  c  hi  em  hd  ei   g  g  l
   Adviser/Sub-Adviser                        ts  i   v  r    s  rt   e  e  l  C
                                              -   a   a  mB  Y   ny            a
                                              T   l   l  eo  i   a    V  G  C  p
                                              e   t   e  dn  e   t    a  r  a
                                              r   y   n  id  l   i    l  o  p
                                              m       t  as  d   o    u  w
                                                         t       n    e  t
                                                         e       a       h
                                                                 l
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
AIM                     USAZ AIM Basic Value                         X            Long-term growth of   At least 65% of total assets
o  managed by           Fund                                                      capital               in equity securities of U.S.
   USAllianz Advisers,                                                                                  issuers that have market
   LLC/ A I M Advisors,                                                                                 capitalizations of greater
   Inc.                                                                                                 than $500 million and that
                                                                                                        the portfolio managers
                                                                                                        believe to be undervalued
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM Blue Chip                           X            Long-term growth of   At least 65% of total assets
                        Fund                                                      capital with a        in the common stocks of blue
                                                                                  secondary objective   chip companies
                                                                                  of current income
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM Dent                                   X         Long-term growth of   Investment in securities of
                        Demographic Trends                                        capital               companies that are likely to
                        Fund                                                                            benefit from changing
                                                                                                        demographic, economic and
                                                                                                        lifestyle trends. May invest
                                                                                                        up to 25% of total assets in
                                                                                                        foreign securities of which
                                                                                                        no more than 15% of its
                                                                                                        total assets may be invested
                                                                                                        in securities of companies
                                                                                                        domiciled in developing
                                                                                                        countries.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM                                  X               Long-term growth of   At least 70% of net assets
                        International Equity                                      capital               in marketable equity
                        Fund                                                                            securities of foreign
                                                                                                        companies that are listed on
                                                                                                        a recognized foreign
                                                                                                        securities exchange or
                                                                                                        traded in a foreign
                                                                                                        over-the-counter market
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
ALLIANCE CAPITAL        USAZ Alliance Capital                        X            Income and long-term  At least 65% in dividend
o  managed by USAllianz Growth and Income                                         growth of capital     paying stocks of large
   Advisers, LLC/       Fund                                                                            well-established "blue
   Alliance Capital                                                                                     chip" companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance  Capital                          X         Long-term growth of   At least 80% of net assets
                        Large Cap Growth Fund                                     capital               in equity securities of U.S.
                                                                                                        companies judged by adviser
                                                                                                        likely to achieve superior
                                                                                                        earnings growth.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance Capital     X                               Superior long-term    At least 80% of assets in
                        Technology Fund                                           growth of capital     securities of companies
                                                                                                        involved with innovative
                                                                                                        technologies
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DAVIS                   Davis VA Financial        X                               Growth of capital     At least 65% in common stock
o  managed by Davis     Portfolio                                                                       of companies "principally
   Advisors                                                                                             engaged" in financial
                                                                                                        services
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Davis VA  Value                              X            Growth of capital     Common stock of U.S.
                        Portfolio                                                                       companies with market
                                                                                                        capitalizations of at
                                                                                                        least $5 billion, which
                                                                                                        adviser believes are of
                                                                                                        high quality and whose
                                                                                                        shares are selling at
                                                                                                        attractive prices, stocks
                                                                                                        are selected with the
                                                                                                        intention of holding them
                                                                                                        for the long term
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DREYFUS                 Dreyfus Small Cap                                  X      Match performance     Invests in a representative
o  managed by The       Stock Index Fund                                          of the Standard &     sample of stocks included in
   Dreyfus Corporation                                                            Poor's Small Cap      the S&P Small Cap 600 Index,
                                                                                  600 Index             and in futures whose
                                                                                                        performance is related to
                                                                                                        the index, rather than
                                                                                                        attempt to replicate the
                                                                                                        index
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Dreyfus Stock Index                             X         Match total return    Invests in all 500 stocks in
                        Fund                                                      of the S&P 500        the S&P 500 in proportion to
                                                                                  Composite Stock       their weighting in the index
                                                                                  Price Index
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
FRANKLIN TEMPLETON      Franklin Global           X                               Capital               At least 80% of net assets
o  managed by           Communications                                            appreciation and      in investments of
   Franklin             Securities Fund                                           current income        communications companies
   Advisers, Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Growth and                          X            Capital               At least 65% of total assets
                        Income Securities Fund                                    appreciation, with    in broadly diversified
                                                                                  current income as a   portfolio of equity
                                                                                  secondary goal        securities the adviser
                                                                                                        considers financially
                                                                                                        strong, but undervalued by
                                                                                                        the market
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin High Income                  X                   High level of         At least 65% of total assets
                        Fund                                                      current income;       in debt securities offering
                                                                                  secondary goal is     high yield and expected
                                                                                  capital appreciation  total return
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Income                       X                   Maximize income       Investment in debt and
                        Securities Fund                                           while maintaining     equity securities, including
                                                                                  prospects for         high yield, lower-rated
                                                                                  capital appreciation  bonds
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Large Cap                              X         Capital appreciation  At least 80% of net assets
                        Growth Securities Fund                                                          in investments of large
                                                                                                        capitalization companies.
                                                                                                        For this Fund, large
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values within
                                                                                                        the top 50% of market
                                                                                                        capitalization values in the
                                                                                                        Russell 1000 Index at the
                                                                                                        time of purchase
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Real Estate      X                               Capital               At least 80% of net assets
                        Fund                                                      appreciation;         in investment of companies
                                                                                  secondary emphasis    operating in the real estate
                                                                                  on current income     sector
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Rising                                        X  Long-term capital     At least 80% of net assets
   Advisory             Dividends Securities                                      appreciation; while   in investments of companies
   Services, LLC        Fund                                                      not a goal, capital   that have paid rising
                                                                                  preservation is a     dividends
                                                                                  secondary
                                                                                  consideration
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Franklin Small Cap                                 X      Long-term capital     At least 80% of net assets
   Franklin             Fund                                                      growth                in investments of small
   Advisers, Inc.                                                                                       capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding (i) $1.5 billion;
                                                                                                        or (ii) the highest market
                                                                                                        capitalization values in the
                                                                                                        Russell 2000 Index;
                                                                                                        whichever is greater at the
                                                                                                        time of purchase
----------------------  --------------------  --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Small Cap                                 X      Long term total       At least 80% of net assets
   Advisory             Value Securities Fund                                     return                in investments of small
   Services, LLC                                                                                        capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding $2.5 billion in
                                                                                                        assets. The Fund invests in
                                                                                                        equity securities of
                                                                                                        companies the adviser
                                                                                                        believes are undervalued
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin U.S.          X                                  Income                At least 80% of its net
       Advisers, Inc.   Government Fund                                                                 assets in U.S. government
                                                                                                        securities. The Fund
                                                                                                        currently invests primarily
                                                                                                        in fixed and variable rate
                                                                                                        mortgage-backed securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2005                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2010                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Mutual Discovery                          X               Capital appreciation  At least 65% of total assets
   Mutual               Securities Fund                                                                 in equity securities of
   Advisers, LLC                                                                                        companies of any nation the
                                                                                                        adviser believes are
                                                                                                        available at market prices
                                                                                                        less than their value, based
                                                                                                        on certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Mutual Shares                                          X  Capital               At least 65% of total assets
                        Securities Fund                                           appreciation, with    in equity securities of
                                                                                  income as a           companies the adviser
                                                                                  secondary goal        believes are available at
                                                                                                        market prices less than
                                                                                                        their value, based on
                                                                                                        certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Developing      X                               Long-term capital     At least 80% of net assets
   Templeton  Asset     Markets Securities                                        appreciation          in emerging market
   Management, Ltd.     Fund                                                                            investments, typically
                                                                                                        located in the Asia-Pacific
                                                                                                        region, Eastern Europe,
                                                                                                        Central and South America,
                                                                                                        and Africa
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Templeton  Templeton Foreign                        X               Long-term capital     At least 80% of net asets in
   Investment            Securities Fund                                          growth                investments of issuers
   Counsel, LLC                                                                                         outside the U.S., including
                                                                                                        emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Growth                          X               Long-term capital     At least 65% of total assets
   Templeton            Securities Fund                                           growth                in the equity securities of
   Global  Advisors                                                                                     companies located anywhere
   Limited                                                                                              in the world, including
                                                                                                        those in the U.S. and
                                                                                                        emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Templeton                            X               Long-term capital     At least 80% of net assets
   USAllianz            Developed Markets Fund                                    appreciation          in equity securities of
   Advisers, LLC/                                                                                       companies located in any
   Templeton                                                                                            developed country outside
   Investment                                                                                           the U.S., with particular
   Counsel, LLC                                                                                         areas of interest in Western
                                                                                                        Europe, Australia, Canada
                                                                                                        New Zealand, Hong Kong,
                                                                                                        Japan, Bermuda and Singapore
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
JENNISON                Jennison 20/20 Focus                            X         Long-term growth of   Invests in up to 20 value
o  managed by           Portfolio                                                 capital               stocks and 20 growth stocks
   Prudential                                                                                           of mid-to-large size U.S.
   Investments Fund                                                                                     companies
   Management
   LLC/Jennison
   Associates, LLC
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Jennison                               X               Long-term growth of   Equity-related securities of
                        International Growth                                      capital               foreign issuers
                        Portfolio
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Strategic Partners                           X         Long-term growth of   At least 65% of total assets
                        Focused Growth                                            capital               in equity-related securities
                        Portfolio                                                                       of U.S. companies that the
                                                                                                        adviser believes to have
                                                                                                        strong capital appreciation
                                                                                                        potential
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
OPPENHEIMER             Oppenheimer Global                       X                Long-term capital     Securities - mainly common
o  managed by           Securities Fund/VA                                        appreciation          stocks, but also other
   Oppenheimer Funds,                                                                                   equity securities including
   Inc.                                                                                                 preferred stocks and
                                                                                                        securities convertible
                                                                                                        into common stock-of
                                                                                                        foreign issuers,
                                                                                                        "growth-type" companies,
                                                                                                        cyclical industries and
                                                                                                        special situations the
                                                                                                        adviser believes offer
                                                                                                        appreciation possibilities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimber High                     X                   High level of         High-yield fixed-income
                        Income Fund/VA                                            current income        securities of domestic and
                                                                                                        foreign issuers
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimber Main                            X            High total return     Common stocks of U.S.
                        Street Growth &                                           (which includes       companies; other equity
                        Income Fund/VA                                            growth in the value   securities -- such as
                                                                                  of its shares as      preferred stocks and
                                                                                  well as current       securities convertible into
                                                                                  income)               common stocks; debt
                                                                                                        securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Oppenheimer                                   X      Capital appreciation  Invests in companies that
   USAllianz Advisers,  Emerging Growth Fund                                                            have the potential to become
   LLC/Oppenheimer                                                                                      leaders in new emerging
   Funds, Inc.                                                                                          markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
PIMCO                   PIMCO VIT High Yield                  X                   Maximum total         At least 80% of assets in
o  managed by Pacific   Portfolio                                                 return, consistent    high-yield securities ("junk
   Investment                                                                     with preservation     bonds") rated below
   Management Company                                                             of capital and        investment grade, but at
   LLC                                                                            prudent investment    least "B" by Moody's or S&P
                                                                                  management
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT StocksPLUS                            X         Total return          Substantially in S&P 500
                        Growth and Income                                         exceeding that of     derivatives, backed by a
                        Portfolio                                                 the S&P 500           portfolio of fixed income
                                                                                                        instruments
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT Total                   X                       Maximum total         At least 65% of assets in
                        Return Portfolio                                          return, consistent    fixed income instruments of
                                                                                  with preservation     varying maturities
                                                                                  of capital and
                                                                                  prudent investment
                                                                                  management
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ PIMCO Growth &                          X            Long-term growth of   At least 65% of its total
   USAllianz Advisers,  Income Fund                                               capital ; secondary   assets in common stocks of
   LLC/ Allianz                                                                   emphasis on income    companies with market
   Dresdner Asset                                                                                       capitalizations of more than
   Management of                                                                                        $1 billion at the time of
   America L.P.                                                                                         investment
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO                                             X  Long-term growth of   At least 65% of total assets
                        Renaissance Fund                                          capital and income    in common stocks of
                                                                                                        companies with below-average
                                                                                                        valuations whose business
                                                                                                        fundamentals are expected to
                                                                                                        improve
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO Value Fund                        X            Long-term growth of   At least 65% of its total
                                                                                  capital and income    assets in common stocks of
                                                                                                        companies with market
                                                                                                        capitalizations of more than
                                                                                                        $5 billion at the time of
                                                                                                        investment
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
SELIGMAN                Seligman Small-Cap                                 X      Long-term capital     At least 80% of net assets
o  managed by J. & W.   Value Portfolio                                           appreciation          in common stocks of "value"
   Seligman & Co.                                                                                       companies with small market
   Incorporated                                                                                         capitalization (up to $2
                                                                                                        billion) at the time of
                                                                                                        purchase by the portfolio
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------



USAZ                    USAZ Money Market Fund        X                           Current income        At least 80% of total assets
o  managed by USAllianz                                                           consistent with       in portfolio of high
   Advisers, LLC/                                                                  stability of         quality, money market
   Allianz of America,                                                             principal            investments
   Inc.
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
VAN KAMPEN              USAZ Van Kampen                                        X  Capital growth        At least 65% of total assets
o  managed by USAllianz Aggressive Growth Fund                                                          in common stocks and other
   Advisers, LLC/Van                                                                                    equity securities the
   Kampen Investment                                                                                    adviser believes have an
   Advisory Corp.                                                                                       above-average potential for
                                                                                                        capital growth
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                              X            Capital growth and    Invests primarily
   Advisers, LLC/Van    Comstock Fund                                             income                in common stocks
   Kampen Asset
   Management Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                                 X         Capital               Invests primarily
                        Emerging Growth Fund                                      appreciation          in portfolios of common
                                                                                                        stocks of emerging growth
                                                                                                        companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                              X            Income and            Invests primarily
                        Growth and Income Fund                                    long-term growth of   in income-producing
                                                                                  capital               equity securities, including
                                                                                                        common stocks and
                                                                                                        convertible securities; also
                                                                                                        in non-convertible preferred
                                                                                                        stocks and debt securities
                                                                                                        rated "investment grade"
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                                        X  Capital growth        Invests primarily
   Advisers, LLC/Van    Growth Fund                                                                     in common stocks and other
   Kampen Investment                                                                                    equity securities of growth
   Advisory Corp.                                                                                       companies; also in preferred
                                                                                                        stocks and securities
                                                                                                        convertible into common
                                                                                                        stocks or other equity
                                                                                                        securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------

Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies which may or may not be affiliated with Allianz Life. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. Each Investment Option's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken.

Allianz Life may enter into certain arrangements under which it is compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services which it provides to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options or other investment portfolios from contracts that we issue or administer. Some advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant. In addition, our affiliate USAllianz Investor Services, LLC, the principal underwriter for the Contracts, will receive 12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and shareholder support services to some Investment Options. Because 12b-1 fees are paid out of the Investment Option's assets on an ongoing basis, over time they will increase the cost of an investment in the Investment Option.

SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENTS

Subject to applicable law, we may add, delete or substitute shares of an Investment Option for one of the Investment Options you have selected if, in our judgment, investment in shares of a current Investment Option no longer is appropriate. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of Contract Owners. We may limit further investment in or transfers to an Investment Option if marketing or tax considerations or investment considerations warrant. We also may close Investment Options to allocations of Purchase Payments, Contract Value, Payment Contract Value, Stabilization Account Value, or any of them, at any time and in our sole discretion. The Investment Options which sell shares of the Investment Options to us pursuant to participation agreements may terminate those agreements and discontinue offering their shares to us. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

TRANSFERS

You can transfer money among the Investment Options and to the Fixed Account. You cannot make transfers of values underlying the Supportable Payments from the Fixed Account to the Investment Options. Transfers of the Payment Contract Value to the Limited Investment Options are subject to the maximum percentage that can be in those Investment Options.

Transfers may be subject to a transfer fee. Currently, this fee is $25 for each transfer in excess of 12 in a Contract year. Allianz Life currently allows you to make as many transfers as you want each year. We may limit this in the future. However, you will always be allowed at least 12 transfers each year.

This product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to an Investment Option. Excessive trading activity can disrupt fund management strategy and increase expenses, which are borne by all Contract Owners who allocated Purchase Payments or made transfers to the Investment Option, regardless of their transfer activity.

We may reject any specific Purchase Payment allocation or transfer request from any person, if in the Investment Option managers' or our judgment, an Investment Option would be unable to invest effectively in accordance with its investment objectives and policies, or if the Investment Option would be potentially adversely affected.

The following applies to any transfer:

1. You cannot make transfers during the free look period.

2. Your request for a transfer must clearly state which Investment Options or the Fixed Account are involved in the transfer and whether the transfer affects the Payment Contract Value, the Stabilization Account, or both.

3. Your request for a transfer must clearly state how much the transfer is for.

4. Your right to make transfers is subject to modification if we determine in our sole opinion that the exercise of the right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other Contract Owners. A modification could be applied to transfers to or from one or more of the Investment Options and could include, but is not limited to:

o the requirement of a minimum time period between each transfer;

o not accepting a transfer request from an agent acting under a power of attorney or telephone authorization.; or

o limiting the dollar amount that may be transferred between the Investment Options by a Contract Owner at any one time.

If a transfer request is rejected, we will call your registered representative to request alternate instructions. If we are unable to contact your registered representative, we will contact you directly. If the transfer is rejected, we will send you a written notification within 5 Business Days.

Allianz Life has reserved the right at any time without prior notice to any party to modify the transfer provisions subject to the guarantees described above and subject to applicable state law.

TELEPHONE TRANSFERS

You can make transfers by telephone or by fax. We may allow you to authorize someone else to make transfers by telephone or fax on your behalf. If you own the Contract with a Joint Owner, we will accept instructions from either one of you unless you instruct us otherwise. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We tape record all telephone instructions. We reserve the right to discontinue or modify the telephone transfer privilege at any time for any reason.

We do not currently accept transfer instructions via e-mail, web site, or other electronic communications. This service may be available in the future.

Please note that telephone, fax and/or electronic communications may not always be available. Any telephone, fax, and/or computer system, whether it is yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to our Service Center.

AUTOMATIC REBALANCING

On any Income Date Monthly Anniversary, if the percentage of the Payment Contract Value in the Limited Investment Options exceed the stated maximum in your Contract, we would automatically rebalance the Payment Contract Value. The excess over the maximum would be taken from each Limited Investment Option (proportionately to the amount in each Limited Investment Option) and transferred to the other Investment Options (proportionately to the amount in each of these other Investment Options). We reserve the right to rebalance more frequently than on the Income Date Monthly Anniversary, if we determine that the maximum percentages are being exceeded frequently within the month. These transfers do not count towards the maximum number of transfers you can make without a transfer fee.

EXCESSIVE TRADING

We may allow you to give third parties the right to effect transfers on your behalf. However, when the same third party makes transfers for multiple Contract Owners, the result can be simultaneous transfers involving large amounts of Contract value. Such transfers can disrupt the orderly management of the Portfolios, can result in higher costs to Contract Owners, and generally are not compatible with the long-range goals of Contract Owners. We believe that such simultaneous transfers effected by such third parties may not be in the best interests of all shareholders of the Portfolios and the management of the Portfolios share this position. Therefore, we may place restrictions designed to prevent any use of a transfer right which we consider to be to the disadvantage of Contract Owners.

VOTING PRIVILEGES

We are the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote, which affects your investment, we will obtain from you and other Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

5. EXPENSES

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There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

WITHDRAWAL CHARGE


Withdrawals may be subject to a withdrawal charge. Where applicable, the charge is equal to the difference between (a) the present value of remaining Supportable Payments (see "Annuity Payments - Withdrawal Value on or after the Annuity Calculation Date") calculated using the Assumed Investment Return (AIR) as the discount rate plus the present value of remaining fixed Base Annuity Payments calculated using the Current Rate) and (b) the Withdrawal Values provided under the Contract.

The withdrawal charges are generally higher if the AIR is 3.5% if the cumulative return to date is positive. The withdrawal charges are higher for life income options (Annuity Options 1 to 5) because the charge incorporates a mortality component under the life income options. The mortality component reflects the probability that the group of people opting out is likely to have a greater probability of dying than those staying. For the Ages (on the Income Date) younger than 75, the mortality effect of a withdrawal is greater at the younger ages and thus the charge is greater at the youngest age at 18 rather than the oldest age at 74. At older Ages (on the Income Date), the probability of death is significantly higher and thus, the mortality anti-selection effect of withdrawals is significantly higher. Therefore, at the oldest Age 90 (on the Income Date), a large proportion of the people withdrawing are likely to be early deaths and this is reflected in the Withdrawal Charge. The smallest withdrawal charge for life income options would be for Ages 70 to 80 on the Income Date.

Under Option 6 - Specified Period Certain Option, the withdrawal charge cannot be greater than 9% of the Purchase Payment. The Withdrawal Value in the Fixed Account will never be less than the Fixed Account Minimum Withdrawal Value. (See "Index of Terms - Fixed Account Minimum Withdrawal Value.")

This charge reimburses us for expenses relating to the sale of the contract, including broker-dealer compensation, printing sales literature, advertising costs, and costs of crediting a bonus. It also compensates us for the mortality risk described above. We expect to profit from this charge.


EXAMPLE:

If you choose an AIR of 5% and a lifetime income plan under Option 1 - Single Life Annuity; and you, the Annuitant, were age 65 on the Income Date; and your Withdrawal Value at the end of 10 years is $98,056.23. The Withdrawal Charge is equal to $6,201.78, the difference between the present value of future expected payments equal to the current monthly payment of $1,000 at a discount rate of 5% and the Withdrawal Value.

TRANSFER FEES

The first 12 transfers in a Contract year are currently free. Thereafter, the fee is $25. The maximum the fee can be at any time is $25 for each transfer. Allianz Life reserves the right to restrict the number of transfers to twelve transfers per year and to charge a transfer fee for any transfer.

MORTALITY AND EXPENSE RISK CHARGE

Each day, Allianz Life makes a deduction for its mortality and expense risk. Allianz Life does this as part of its calculation of the value of Accumulation Units and Annuity Units. The amount of the mortality and expense risk charge depends on whether you choose to include a bonus feature or not.

This charge is assessed as a percentage of the average daily net assets invested in the Investment Options. The table below shows the annual charge applicable to your Contract as determined by the combination of benefits.


                                                       With Bonus  Without Bonus


  Annuity Options 1 to 5 (Lifetime Income Options)       2.40%        1.40%

  Annuity Option 6 (Specified Period Certain Option)      N/A         1.40%



This charge compensates us for the insurance benefits provided by your Contract
- for example, our contractual obligation to make Annuity Payments and the death benefits. This charge may also compensate us for distribution costs of the contract. We also assume the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract. We expect to make a profit from this charge.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes. We will make a deduction from the value of the Contract for them. Some of these taxes are due when the Contract is issued, others are due on the Income Date. Premium taxes generally range from 0% to 3.5% of the Purchase Payment, depending on the state. For information regarding premium taxes in your state, contact your registered representative or the Service Center. Premium Taxes are deducted from the Contract Value on the Annuity Calculation Date.

INCOME TAXES

We reserve the right to deduct from the Contract any income taxes which we may incur because of the Contract. Currently, we are not making any such deductions.

CHARGE FOR THE INCREASED ANNUITY PAYMENT RIDER

If you purchase the Increased Annuity Payment Rider by the Annuity Calculation Date for one of the lifetime payout options, you may be eligible for increased income payments if you become disabled. The monthly charge is per $100 of the basic Annuity Payment. The charge per $100 of the basic Annuity Payment currently ranges from $0.70 to $7.38. The maximum charge per $100 of basic annuity payment ranges from $0.95 to $9.97. (See "Annuity Payments - Increased Annuity Payment Rider.")

INVESTMENT OPTION EXPENSES

There are deductions from the assets of the various Investment Options for operating expenses (including management fees), which are described in the Fee Table in this prospectus and the prospectuses for the Investment Options.

6. TAXES

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NOTE: ALLIANZ LIFE HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL
DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. ALLIANZ LIFE HAS INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs and for providing a series of periodic payments for life or a fixed number of years. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as Tax Deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract -- Qualified or non-qualified (see following sections).

Moreover, while this Contract contains a number of innovative features that are not addressed by the relevant tax guidance, we currently believe that these innovative features should not cause the Contract's earnings to be taxed until withdrawals or distributions occur. These features may also affect the characterization of distributions as withdrawals or Annuity Payments for tax purposes. We will report distributions made to you pursuant to our current understanding of how such distributions should be characterized for tax purposes. However, you should consult your tax adviser as to the tax treatment of any distributions you receive.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract as an individual and not as an individual retirement annuity, your Contract is referred to as a non-qualified Contract.

If you purchase the Contract as an individual retirement annuity, your Contract is referred to as a Qualified Contract. The Contract is available as one of the following types of individual retirement annuities.

o Traditional Individual Retirement Annuity. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities ("IRAs"). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation includible in the Contract Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are rolled over on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase.

o Simplified Employee Pension (SIP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

o Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation includible in the Contract Owner's income and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Distributions from a Roth IRA generally are not taxed until after the total amount distributed from the Roth IRA exceeds the amount contributed to the Roth IRA; after that, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law. If you do not purchase the Contract under a tax qualified retirement plan, your Contract is referred to as a non-qualified Contract.

A Qualified Contract will not provide any necessary or additional Tax Deferral if it is used to fund a tax qualified retirement plan that is tax deferred. However, the Contract has features and benefits other than Tax Deferral that may make it an appropriate investment for a tax qualified retirement plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

DISTRIBUTIONS -- NON-QUALIFIED CONTRACTS

You, as the Owner, generally will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal or as Annuity Payments. (For these purposes, the agreement to assign or pledge any portion of the values provided under the Contract before the Contract's annuity starting date generally will be treated as a distribution). When you make a withdrawal, you are taxed on the amount of the withdrawal from your Contract that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after the payee has received all of the Purchase Payment are fully includible in income.

If the value of your Contract exceeds your Purchase Payment, any withdrawal will be included in taxable income to the extent of earnings in your Contract. The Code also provides that any amount received under an annuity contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for annuity payments made under an immediate annuity contract. An immediate annuity is defined as a contract to which all of the following apply:

o Is purchased with a single premium;

o Has an annuity starting date, as defined by the Tax Code, not later than one year from date of purchase; and

o Provides for a series of substantially equal periodic payments to be made no less frequently than annually.

For purposes of determining whether an annuity contract qualifies as an immediate annuity, the Internal Revenue Service (IRS) has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Code section 1035 exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity, and the contract will be subject to the 10% penalty tax unless one of the other exceptions to the penalty applies.

There is also a separate exception to the 10% penalty tax where the distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your beneficiary ("life expectancy exception"). However, modification to such a series of payments before the later of age 59 1/2 or five years may result in an additional tax in the year of modification equal to the penalty which would have been imposed, plus interest, if the exception had not applied.

The guidance concerning what constitutes substantially equal periodic payments for purposes of the life expectancy exception to the 10% penalty tax and the definition of an immediate annuity contract are limited. The Contract has certain innovative features which are not addressed by this guidance. Therefore, if you select an annuity with Stabilized Payments or a life income plan (Annuity Options 1-5), make a withdrawal or transfer, receive payments pursuant to the Increased Annuity Payment Rider, or change your death benefit, the payments or distributions resulting therefrom may be subject to the 10% penalty tax unless one of the other exceptions to the penalty tax applies, including any amounts:

1) paid on or after you reach age 59 1/2

2) paid after you die;

3) paid if you become totally disabled (as that term is defined in the Code); or

4) which come from purchase payments made prior to August 14, 1982.

You should consult with a tax advisor regarding how these benefits will affect your tax liability. Any bonus amounts paid will be treated as taxable income to you and if paid to you before you are age 59 1/2 may be subject to the 10% penalty tax. Allianz Life will report these payments according to this interpretation.

If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. This rule does not apply to an immediate annuity contract which is defined in the same way as for penalty tax purposes, or to contracts held by a trust or other entity as agent for a natural person. Therefore, if you are a nonnatural person, you should consult with your tax advisor regarding the treatment of income on the contract for tax purposes.

In a recent ruling, the IRS indicated that part of a partial withdrawal from an annuity contract on or after the annuity starting date might be excludable from income. In prior rulings, however, the IRS had concluded that the entire amount of such a partial withdrawal from a non-qualified contract was taxable as ordinary income. Allianz Life currently intends to report partial withdrawals from the Contract in accordance with its interpretation of the IRS's most recent ruling. Given the uncertainty in this area, however, you should consult a tax adviser regarding the tax consequences to you of a partial withdrawal. If you fully surrender your Contract, the amount that is taxable is the excess of the amount distributed to you over your unrecovered investment in the Contract (i.e., your unrecovered Purchase Payments). You should consult a tax advisor before partially or fully surrendering your Contract.

In certain situations, distributions from your Contract may be subject to a market value adjustment. The tax treatment of a market value adjustment is uncertain. You should consult a tax adviser if you are considering taking a distribution from your Contract in circumstances where a market value adjustment would apply.

DISTRIBUTIONS -- QUALIFIED CONTRACTS

If you make a partial withdrawal under an IRA Contract, a portion of the amount is taxable, generally based on the ratio of your subsequent Annuity Units to the original Annuity Units. If you make a full withdrawal, the amount is taxable to the extent it exceeds any remaining investment in the Contract. Often in the case of IRAs, there is no cost basis which results in the full amount of the withdrawal being included in taxable income. The Code imposes a 10% penalty tax on the taxable portion of any distributions from tax qualified retirement plans, including IRA Contracts. The penalty tax will not apply to the following distributions:

(a) distributions made on or after the date you reach age 59 1/2;

(b) distributions following your death or disability (for this purpose disability is as defined in Section 72(m)(7) of the Code);

(c) distributions made to you to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 for amounts paid during the taxable year for medical care;

(d) distributions made on account of an IRS levy upon the Qualified Contract;

(e) distributions for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

(f) distributions made to you to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year; and

(g) distributions which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code).

There is also a separate exception to the 10% penalty tax where the distribution is made in substantially equal periodic payments (at least annually) over your life expectancy or the joint lives or joint life expectancies of you and your beneficiary. The guidance concerning what constitutes substantially equal periodic payments for purposes of the life expectancy exception to the 10% penalty tax is limited. The Contract has certain innovative features which are not addressed by this guidance. Therefore, if you select a life income plan (Annuity Options 1-5), make a withdrawal or transfer, receive payments pursuant to the Increased Annuity Payment Rider, or change your death benefit, the payments or distributions resulting therefrom may be subject to the 10% penalty tax unless one of the other exceptions to the penalty tax applies.

YOU SHOULD CONSULT WITH A TAX ADVISOR REGARDING HOW THESE BENEFITS WILL AFFECT YOUR TAX LIABILITY. Any bonus amounts paid will be treated as taxable income to you and if paid to you before you are age 59 1/2 may be subject to the 10% penalty tax. Allianz Life will report these payments according to this interpretation. In certain situations, distributions from your Contract may be subject to a market value adjustment. The tax treatment of a market value adjustment is uncertain. You should consult a tax adviser if you are considering taking a distribution from your Contract in circumstances where a market value adjustment would apply.

Generally, distributions from an IRA must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2 . Generally, required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal will have an adverse impact on the determination of required minimum distributions. If you are age 70 1/2 or older, you should consult with a tax advisor before taking a partial withdrawal.

DIVERSIFICATION

The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Allianz Life believes that the Investment Options are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life would be considered the owner of the shares of the Investment Options. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent Contract Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Contract Owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the owner of the Investment Options.

Due to the uncertainty in this area, Allianz Life reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

7. ACCESS TO YOUR MONEY
-------------------------------------------------------------------------------

You have Withdrawal Values available to you. (See "Annuity Options - Annuity Payments.")

BEFORE THE ANNUITY CALCULATION DATE

Before the Annuity Calculation Date, and while you or a Joint Owner is alive, you may withdraw part or all of the Contract Value.

ON OR AFTER THE ANNUITY CALCULATION DATE

On or after the Annuity Calculation Date, you can make a full or partial withdrawal at anytime if you choose Annuity Option 6 - Specified Period Certain Annuity.

If you choose a lifetime Annuity Options 1, 3 or 5, you can make full withdrawals at designated periods. If the Annuitant is younger than Age 75 on the Income Date, Withdrawal Values are available (a) within 30 days before or after the 10th Income Date Anniversary and (b) within 30 days before or after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract. If the Annuitant is Age 75 or older on the Income Date, Withdrawal Values are available within 30 days before or after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract. If you later add a death benefit under Options 1 or 3, you can make full or partial withdrawals as indicated for Annuity Options 2 or 4.

If you choose Annuity Options 2 or 4, you can make full or partial withdrawals until 30 days after the Income Date Anniversary completing the Life Expectancy Period stated in your Contract. If you cancel your death benefit, you can make full withdrawals as provided under the corresponding Annuity Option without the death benefit as described under Annuity Options 1 or 3 above.

                           * * * * *

Withdrawals may be subject to withdrawal charges and a market value adjustment.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO ANY WITHDRAWALS YOU MAKE.

Access to amounts in a Qualified Contract may be restricted or prohibited. Moreover, your right to make full or partial withdrawals is subject to any restriction imposed by applicable law or employee benefit plans.

SUSPENSION OF PAYMENTS OR TRANSFERS

We usually pay any withdrawal or death benefit within seven calendar days after we have received all required information at the Service Center. However, we may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2. trading on the New York Stock Exchange is restricted, as determined by the SEC;

3. an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or we cannot reasonably value the Investment Option shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

We have the right to defer payment of any partial withdrawal or transfer from the Fixed Account for up to six months from the date we receive your written notice for a withdrawal or transfer at our Service Center.

8. PERFORMANCE AND ILLUSTRATIONS

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Allianz Life periodically advertises performance of the divisions of the
Separate Account (also known as sub-accounts). Allianz Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk charges and the Investment Option expenses. It does not reflect the deduction of any applicable withdrawal charge. The deduction of any applicable withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the mortality and expense risk charges, withdrawal charges and the expenses of the Investment Options.

Allianz Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized.

Certain Investment Options have been in existence for some time and have investment performance history. In order to demonstrate how the actual investment experience of the Investment Options is affected by Contract charges, Allianz Life has prepared performance information which can be found in the SAI. This performance information may date from the inception date of the Investment Options, which generally will pre-date the initial offering date of the Contracts. Performance has been adjusted to reflect certain contract expenses.

Performance information for the Investment Options may also be advertised; see the Investment Option prospectuses for more information. Performance information for funds or investment accounts related to the Investment Options also may be advertised. Such related performance information also may reflect the deduction of certain Contract charges.

Allianz Life may in the future also advertise yield information. If we do, we will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data. It does not guarantee future results of the Investment Options.

Allianz Life may also provide illustrations to Contract Owners or prospective Contract Owners to show how performance can affect annuity payments. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark, or combination of benchmarks, to show how values may vary.


Payout illustrations are designed to show the hypothetical annuity income payment stream. These illustrations may depict either a variable annuitization or a fixed annuitization or a combination of a fixed and a variable payout. A variable pay-out illustration would be based upon an adjusted historical performance, an assumed rate of return or a recognized investment benchmark combined with an Assumed Investment Return (AIR). A fixed payout illustration would be based upon the annuitant's age, the payout option selected, and the payout factor rates currently in effect on the date of the illustration. Variable payout illustrations may also show the portion of each payout that is subject to income tax and the portion that is non-taxable. Where applicable, a payout illustration may show the effect of any bonus feature and any associated expenses. In addition to variable and fixed payout illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from Qualified Contracts.


The values illustrated will be calculated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and mortality and expense risk charges. For assumed rate payout illustrations or recognized investment benchmark illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the mortality and expense risk charges will vary, depending upon the Contract features you select. Illustrations also may reflect the charges for riders. For Withdrawal Values, withdrawal charges also will be reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties or premium tax.

The illustrations that are given to customers by Allianz Life are designed to assist customers in understanding how a contact may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return.

More detailed information about customer illustrations is found in Appendix A to the SAI. This information is incorporated herein by reference.

We also may provide Contract Owners or prospective Contract Owners with information on various topics, including information on the economy, investment strategies and techniques (e.g., the advantages and disadvantages of investing in tax-deferred and taxable investments), financial management and tax and retirement planning, other investment alternatives--including comparisons between the Contract and the characteristics of such investment alternatives--and illustrations demonstrating the benefits and risks of systematic withdrawal and other lifetime income strategies using probability analysis.

9. DEATH BENEFIT
--------------------------------------------------------------------------------

If any Owner dies before the Income Date and there is no Joint Owner, we will return the Contract Value in a lump sum. However, if there are Joint Owners and the surviving Joint Owner is the deceased Joint Owner's spouse, then the Contract will be continued with the surviving spouse as the sole Owner of the Contract.

If you have chosen an Annuity Option with a Joint Annuitant and one of the Joint Annuitants (who is not an Owner) dies before the Income Date, the Annuity Option will be changed to the corresponding single life Annuity Option.

If an Owner, who may or may not also be an Annuitant, dies on or after the Income Date, we will pay to the Beneficiary the remaining portion of the Annuity Payments due under the Contract, if any, at least as rapidly as under the method of distribution used before such Owner's death.

If an Annuitant (who is not an Owner) dies on or after the Income Date, the death benefit, if any, will be paid to the Beneficiary under the Annuity Option selected.

If a nonnatural person is named as an Owner, then the primary Annuitant, as defined in the Code, shall be treated as an Owner solely for the purposes of the Internal Revenue Code's distribution at death rules, which are set forth in section 72(s) of the Code. The entire interest in the Contract will be distributed in a lump sum upon the primary Annuitant's death, if such Annuitant dies before the Income Date.

In all events, other than distributions from IRAs, distributions upon the death of an owner will comply with section 72(s) of the Code. Distributions from IRAs upon the death of an owner are subject to different rules.

YOU MUST ELECT WHETHER TO CHOOSE AN INCOME OPTION THAT HAS A DEATH BENEFIT FEATURE BEFORE THE CONTRACT DATE. TO OBTAIN A DEATH BENEFIT, YOU MUST SELECT ANNUITY OPTION 2, 4, 5 OR 6.

If you select Annuity Options 1 or 3 and the Annuitant is less than 75 years old on the Income Date, you can add a death benefit within 30 days of the tenth Income Date Anniversary. If you select Annuity Options 2 or 4, you can cancel your death benefit. . (See "Death Benefits under Annuity Options 2 and 4).

We will require Due Proof of Death, and when appropriate, a payment election form, at the Service Center. We may delay paying the death benefit until we receive at our Service Center any tax consents and/or forms from a state.

DEATH OF BENEFICIARY

Unless you tell us otherwise, any death benefit will be payable:

1.  in equal shares to the surviving Beneficiaries;

2. if no Beneficiary is living, payment will be made in equal shares to any surviving contingent Beneficiaries;

3. if there is no surviving Beneficiary or contingent Beneficiary, payment will be made to you. If you are not alive, payment will be made to your estate.

In all events, other than distributions from IRAs, distributions upon the death of an owner will comply with section 72(s) of the Code. Distributions from IRAs are subject to different rules.

TAXATION OF DEATH BENEFIT PROCEEDS

In general, payments received by your Beneficiaries after your death are taxed in the same manner as if you had received the payments.

10. OTHER INFORMATION
-------------------------------------------------------------------------------

ALLIANZ LIFE

Allianz Life Insurance Company of North America (Allianz Life), 5701 Golden Hills Drive, Minneapolis, Minnesota 55416-1297, is a stock life insurance company organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable life insurance and annuities and group life, accident and health insurance. Allianz Life is licensed to do business in 49 states and the District of Columbia. Allianz Life is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

THE SEPARATE ACCOUNT

Allianz Life established Allianz Life Variable Account B (Separate Account) under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to the Fixed Account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

Allianz Life owns the assets of the Separate Account. We credit gains to or charge losses against the Separate Account without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

THE FIXED ACCOUNT

The Contract also contains a Fixed Account. If you select the Fixed Account, your money will be placed with the other general assets of Allianz Life. Any portion of your Purchase Payment allocated to the Fixed Account will be temporarily allocated to the USAZ Money Market Fund on the day we allocate your Purchase Payment. It will then be allocated to the Fixed Account when you begin receiving Annuity Payments from your Contract.

VOTING RIGHTS

Allianz Life will vote all shares of the Investment Options in accordance with instructions we receive from you and other Contract Owners with voting interests in the Investment Options. We will send you and other Contract Owners written requests for instructions on how to vote those shares. When we receive those instructions at our Service Center, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

DISTRIBUTION

USAllianz Investor Services, LLC, (USAllianz), serves as principal underwriter for the Contracts. USAllianz, a limited liability company organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. USAllianz is registered as a Broker-Dealer with the Securities and Exchange Commission, under the Securities Exchange Act of 1934 as well as with the securities commission in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (NASD). More information about USAllianz is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Commissions will be paid to Broker/Dealers who sell the Contracts. Broker/Dealers will be paid commissions at the time of purchase up to 6.0% of the Purchase Payment. Sometimes, Allianz Life enters into an agreement with the broker/dealer to pay the broker/dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 6% of Purchase Payments). In addition, Allianz Life may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). Allianz Life may also periodically pay certain sellers a commission bonus on aggregate sales for special promotional programs. Commissions may be recovered from a broker/dealer if a withdrawal occurs within 12 months of a Purchase Payment.

Other compensation options also may be made available. USAllianz may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934. Under the agreements with those broker-dealers, the commission paid to the broker-dealer on behalf of the registered representative will not exceed those described above; selling firms may retain a portion of commissions. We may pay additional compensation to the broker-dealer and/or reimburse the broker-dealer for portions of Contract sales expenses. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract Owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

Allianz Life may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

OWNER

The Contract Owner is designated at the time the Contract is issued, unless changed at a later date by written notice to us received and recorded at the Service Center. The Contract Owner cannot be a corporation.

Joint Owners can own the Contract. Any Joint Owner must be the spouse of the other Contract Owner (this requirement may not apply in certain states). Upon the death of either Joint Owner, the surviving Joint Owner will be the Owner.

ASSIGNMENT

You can transfer ownership of (assign) the Contract at any time during your lifetime by written notice to us. We will not be bound by the assignment until we record the assignment at our Service Center. Allianz Life will not be liable for any payment or other action we take in accordance with the Contract before we record the request for an assignment. Any assignment made after the death benefit has become payable can only be done with our consent. An assignment may be a taxable event. If the Contract is issued pursuant to a tax qualified retirement plan, you may be unable to assign the Contract.

CHANGE OF OWNER OR BENEFICIARY

You may name a new Contract Owner, Joint Contract Owner, or Beneficiary of this Contract at any time by written notice to us, except that you may be restricted from making certain changes if you have designated an irrevocable beneficiary. If a new Owner is named, any earlier choice of Annuity Option will not be cancelled automatically, unless you specify otherwise.

No change is binding on us until it is received and recorded at our Service Center. Once recorded, the change binds us as of the date you signed the request for such change. Changing the Contract Owner or Joint Owner may be a taxable event. Your should consult with your tax adviser before doing so.

ADMINISTRATION

We have hired Delaware Valley Financial Services, Inc. (USAllianz Service Center), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owners records.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, may be mailed to your household, even if you or other persons in your household have more than one contract issued by Allianz or an affiliate. Call (800) 792-7198 if you need additional copies of financial reports, prospectuses, or annual and semi-annual reports, or if you would like to receive one copy for each contract in future mailings.

CONTRACT

We will not make any changes to your Contract without your permission except as may be required by law. We may, however, add endorsements to your Contract from time to time.

LEGAL PROCEEDINGS

There are no legal proceedings to which the separate account is a party or to which the assets of the account are subject. Allianz Life, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or Allianz Life.

FINANCIAL STATEMENTS

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.

TABLE OF CONTENTS
OF THE STATEMENT OF ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

Company ...........................................   2

Experts ...........................................   2


Legal Matters .....................................   2


Distributor .......................................   2

Calculation of Performance Data ...................   2

Illustrations......................................   8

Federal Tax Status ................................   8

Annuity Provisions ................................  14

Financial Statements ..............................  18

Appendix A Illustration of Annuity Income..........  19

Appendix B Hypothetical Illustrations..............  25

PRIVACY NOTICE
--------------------------------------------------------------------------------

WE CARE ABOUT YOUR PRIVACY!

In compliance with Gramm-Leach-Bliley (GLB), this notice describes the privacy policy and practices followed by Allianz Life Insurance Company of North America, and their affiliated companies (herein referred to as "Allianz").

Your privacy is a high priority for us and it will be treated with the highest degree of confidentiality. In order for us to be able to provide these insurance products and services, we need to collect certain information from you. However, we want to emphasize that we are committed to maintaining the privacy of this information in accordance with law. All individuals with access to personal information about our customers are required to follow this policy.

NON-PUBLIC INFORMATION COLLECTED.

o Information we receive from you on insurance and annuity applications, claim forms or other forms such as your name, address, date and location of birth, marital status, sex, social security number, medical information, beneficiary information, etc.

o Information about your transactions with us, our affiliates or others such as premium payment history, tax information, investment information, and accounting information; and

o Information we receive from consumer reporting agencies, such as your credit history.

NON-PUBLIC INFORMATION DISCLOSED.

o We may provide the non-public information that we collect to affiliated or nonaffiliated persons or entities involved in the underwriting, processing, servicing and marketing of your Allianz insurance products. We will not provide this information to a nonaffiliated third party unless we have a written agreement that requires the third party to protect the confidentiality of this information.

o We may have to provide the above described non-public information that we collect to authorized persons or entities to comply with a subpoena or summons by federal, state or local authorities and to respond to judicial process or regulatory authorities having jurisdiction over our company for examination, compliance or other purposes as required by law.

o We do not disclose any non-public personal information about our customers to anyone except as permitted or required by law.

CONFIDENTIALITY AND SECURITY OF YOUR NON-PUBLIC PERSONAL INFORMATION.

o We restrict access of non-public personal information about you to only those persons who need to know about that information to underwrite, process, service or market Allianz insurance products and services.

o We maintain physical, electronic, and procedural safeguards that comply with state and federal standards to guard your non-public personal information.

o If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

INFORMATION ABOUT FORMER CUSTOMERS.

Non-public information about our former customers is maintained by Allianz on a confidential and secure basis. If any such disclosure is made, it would be for reasons and under the conditions described in this notice. We do not disclose any non-public personal information about our former customers to anyone except as permitted or required by law.

FURTHER INFORMATION.

o You have a right to access and request correction of your personal information that is recorded with Allianz.

o Information obtained from a report prepared by an insurance support organization may be retained by the insurance support organization and disclosed to other persons.

*You are entitled to receive, upon request to Allianz, a record of any subsequent disclosures of medical record information made by Allianz including the following:

1. the name, address and institutional affiliation, if any, of each person receiving or examining the medical information during the preceding three years prior to your receipt of this privacy notice;

2. the date of the receipt or examination; and

3. to the extent practicable, a description of the information disclosed.

         *FOR MONTANA RESIDENTS ONLY

If you have any questions about our privacy policy, please write, call, or email:

Allianz Life Insurance Company of North America

PO Box 1344, Minneapolis, MN  55440-1344
800/328-5600, www.allianzlife.com



                                   APPENDIX A

                           LIFE EXPECTANCY PERIODS AND

                 LIFE EXPECTANCY ADJUSTMENTS TO ANNUITY PAYMENTS

                           FOR ANNUITY OPTIONS 1,2, AND 5

----------------------------------------------------------------------------------------------------------------------------
                      Male                Female                                 Male                      Female
                      Life                 Life                                  Life                       Life
  Annuitant                                              Annuitant
   Age at          Expectancy           Expectancy         Age at             Expectancy                 Expectancy

              -------------------------------------------             --------------------------- --------------------------
   Income       Period      Adj      Period      Adj        Income       Period         Adj          Period         Adj
    Date                                                     Date
              (in years)           (in years)                          (in years)                  (in years)
----------------------------------------------------------------------------------------------------------------------------
     18           63        60%        67        55%         55            28           75%            32           70%
     19           63        60%        66        55%         56            28           75%            31           70%
     20           62        60%        65        55%         57            27           75%            30           70%
     21           61        60%        64        55%         58            26           75%            29           70%
     22           60        60%        63        55%         59            25           75%            28           70%
     23           60        60%        62        55%         60            24           75%            27           70%
     24           59        60%        61        55%         61            23           75%            26           70%
     25           57        60%        60        55%         62            22           75%            25           70%
     26           56        60%        59        55%         63            22           75%            24           70%
     27           55        60%        59        55%         64            21           75%            23           70%
     28           54        60%        58        55%         65            20           85%            23           80%
     29           53        60%        57        55%         66            19           85%            22           80%
     30           52        60%        56        55%         67            18           85%            21           80%
     31           51        60%        55        55%         68            18           85%            20           80%
     32           50        60%        54        55%         69            17           85%            19           80%
     33           49        60%        53        55%         70            16           85%            18           80%
     34           48        60%        52        55%         71            15           85%            18           80%
     35           47        65%        51        60%         72            15           85%            17           80%
     36           46        65%        50        60%         73            14           85%            16           80%
     37           45        65%        49        60%         74            13           85%            15           80%
     38           44        65%        48        60%         75            13           85%            14           80%
     39           43        65%        47        60%         76            12           85%            14           80%
     40           42        65%        46        60%         77            11           85%            13           80%
     41           41        65%        45        60%         78            11           85%            12           80%
     42           40        65%        44        60%         79            10           85%            12           80%
     43           39        65%        43        60%         80            10           90%            11           90%
     44           38        65%        42        60%         81             9           90%            10           90%
     45           37        65%        41        60%         82             9           90%            10           90%
     46           37        65%        40        60%         83             8           90%             9           90%
     47           36        65%        39        60%         84             8           90%             8           90%
     48           35        65%        38        60%         85             7           90%             8           90%
     49           34        65%        37        60%         86             7           90%             7           90%
     50           33        75%        36        70%         87             6           90%             7           90%
     51           32        75%        35        70%         88             6           90%             6           90%
     52           31        75%        34        70%         89             6           90%             6           90%
     53           30        75%        33        70%         90             5           90%             6           90%
     54           29        75%        32        70%
----------------------------------------------------------------------------------------------------------------------------



                           LIFE EXPECTANCY PERIODS AND

                 LIFE EXPECTANCY ADJUSTMENTS TO ANNUITY PAYMENTS

                            FOR ANNUITY OPTIONS 3 AND 4
                         ASSUME MALE AND FEMALE SAME AGE

------------------- ------------------ -------------------- ------------------- ----------------- --------------------
                     Life Expectancy                               Life                                  Life
    Annuitant                              Annuitants           Expectancy         Annuitants         Expectancy
      Age at                                 Age at                                  Age at
   Income Date                             Income Date                            Income Date

------------------- ------------------ -------------------- ------------------- ----------------- --------------------
                     Period     Adj                          Period      Adj                       Period      Adj
----------------------------------------------------------------------------------------------------------------------
     18               73       85%            43               48       90%        68                24        95%
     19               72       85%            44               47       90%        69                23        95%
     20               71       85%            45               46       90%        70                22        95%
     21               70       85%            46               45       90%        71                21        95%
     22               69       85%            47               44       90%        72                20        95%
     23               68       85%            48               43       90%        73                20        95%
     24               67       85%            49               42       90%        74                19        95%
     25               66       85%            50               41       90%        75                18        95%
     26               65       85%            51               40       90%        76                17        95%
     27               64       85%            52               39       90%        77                16        95%
     28               63       85%            53               38       90%        78                16        95%
     29               62       85%            54               37       90%        79                15        95%
     30               61       85%            55               36       90%        80                14        95%
     31               60       85%            56               35       90%        81                13        95%
     32               59       85%            57               34       90%        82                13        95%
     33               58       85%            58               33       90%        83                12        95%
     34               57       85%            59               32       90%        84                11        95%
     35               56       90%            60               31       90%        85                11        95%
     36               55       90%            61               30       90%        86                10        95%
     37               54       90%            62               29       90%        87                9         95%
     38               53       90%            63               29       90%        88                9         95%
     39               52       90%            64               28       90%        89                8         95%
     40               51       90%            65               27       95%        90                8         95%
     41               50       90%            66               26       95%
     42               49       90%            67               25       95%
----------------------------------------------------------------------------------------------------------------------


APPENDIX B

--------------------------------------------------------------------------------



                 SAMPLE MONTHLY PAYMENT WITHDRAWAL VALUE FACTORS

                                    AIR = 5%

SAMPLE FACTORS FOR ANNUITY OPTIONS 1, 3 AND 5:

------------ ---------------------------------------------- ------------------------ -----------------------------------------------
  End of                   Annuity Option 1                 Annuity Option 3*                       Annuity Option 5
Income Year
------------ ---------------------- ----------------------- ------------------------ ----------------------- -----------------------
             Age 55 on Income Date  Age 65 on Income Date   Male & Female Same Age   Age 55 on Income Date   Age 65 on Income Date
               Male       Female       Male       Female      Age 55      Age 65       Male       Female        Male       Female
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
     3        147.092    156.226     119.390     130.734     168.907      146.279    156.7567    164.2314     133.2439    141.2840
     5        142.168    151.756     112.831     123.954     164.953      139.720    152.4001    160.2147     127.7256    135.6836
    10        128.097    138.937      95.605     106.113     153.017      120.759    140.3037    148.7769     112.7918    120.3321
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------

*After one of the Annuitants dies, the factor changes to that given under Annuity Option 1.

SAMPLE FACTORS FOR ANNUITY OPTIONS 2, 4 AND 6:

---------------- --------------------------------------------------------- ----------------------------- -------------
    End of                           Annuity Option 2                           Annuity Option 4**         Annuity
    Income                                                                                                 Option 6
     Year
                                                                              Male & Female Same Age
                    Age 55 on Income Date        Age 65 on Income Date          Age on Income Date
                     Male          Female         Male          Female        Age 55         Age 65        20 Year
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------
       3            161.535       169.002        136.504       146.148        175.166        156.561       126.895
       5            156.716       165.050        128.828       139.484        171.939        151.043       117.700
      10            142.067       152.972        106.064       119.347        162.024        134.148        89.431
---------------- -------------- ------------- -------------- ------------- -------------- -------------- -------------

**After one of the Annuitants dies, the factor changes to that given under Annuity Option 2.

Example:   Annuity Option 1 with 5% AIR

           Male, Age 65 on Income Date, with Supportable Payment of $1,000 would receive on the 10th Income Date Anniversary:

                            $1,000 x 95.605 = $95,605


                 SAMPLE MONTHLY PAYMENT WITHDRAWAL VALUE FACTORS

                                   AIR = 3.5%

SAMPLE FACTORS FOR ANNUITY OPTIONS 1, 3 AND 5:

------------ ---------------------------------------------- ------------------------ -----------------------------------------------
  End of                   Annuity Option 1                 Annuity Option 3*                       Annuity Option 5
Income Year

             Age 55 on Income Date  Age 65 on Income Date   Male & Female Same Age   Age 55 on Income Date   Age 65 on Income Date
               Male       Female       Male       Female      Age 55      Age 65       Male       Female        Male       Female
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------
     3        170.718    183.189     134.159     147.842     200.635      167.947    184.0856    194.1438     152.9149    162.6848
     5        163.947    176.807     125.935     139.553     194.647      159.168    178.0965    188.3861     145.8954    155.4264
    10        145.291    159.166     104.944     117.309     177.408      134.829    161.9872    172.5984     127.3298    136.1157
------------ ---------- ----------- ----------- ----------- ----------- ------------ ---------- ------------ ----------- -----------

*After one of the Annuitants dies, the factor changes to that given under Annuity Option 1.

SAMPLE FACTORS FOR ANNUITY OPTIONS 2 AND 4:

---------------- --------------------------------------------------------- -----------------------------
    End of                           Annuity Option 2                        Annuity Option 4**
    Income
     Year
                                                                            Male & Female Same Age

                    Age 55 on Income Date        Age 65 on Income Date     Age on Income Date
                     Male          Female         Male          Female        Age 55         Age 65
---------------- -------------- ------------- -------------- ------------- -------------- --------------
       3            188.678       199.845        153.883       166.664        209.587        181.111
       5            181.675       193.788        143.977       157.703        204.370        173.285
      10            161.433       176.195        116.011       131.947        189.140        150.519
---------------- -------------- ------------- -------------- ------------- -------------- --------------


**After one of the Annuitants dies, the factor changes to that given under Annuity Option 2.

Example:   Annuity Option 1 with 3.5% AIR

           Male, Age 65 on Income Date, with Supportable Payment of $890 would receive on the 10th Income Date Anniversary:

                     $890 x 104.944 = $93,400.16

APPENDIX c
--------------------------------------------------------------------------------


                      MARKET VALUE ADJUSTMENT (MVA) FACTOR

In the Fixed Account, the Payment Withdrawal Value is the amount specified in the Contract, multiplied by the MVA Factor. However, the Payment Withdrawal Value must at least be equal to the Fixed Account Minimum Withdrawal Value.

The MVA Factor is equal to 1 + .25xNx(A-B) where

A = Current Rate on the Income Date.

B = Current Rate on the withdrawal date.

N = the number of remaining years (including partial years) to the end of the Life Expectancy Period or the Specified Period as applicable.

MVA Examples

The following examples show the effect of the MVA in determining the Payment Withdrawal Value in the Fixed Account. Assume the following:

o  The Income Date is December 31, 2002
o The Purchase Payment allocated to the Fixed Account is $120,000 and the annual fixed Base Annuity Payment is $8,500.
o  There is no premium tax.
o  The Current Rate on December 31, 2002 is 5%.
o  The Life Expectancy Period is 20 years.
o The amount specified in the Contract as available on December 31, 2012, before a market value adjustment is $70,000.

Example of Positive MVA

Assume that the Current Rate on December 31, 2012 is 4%,then the MVA is 1.025 = 1 + .25x10x(.05-.04) and the Payment Withdrawal Value is equal to $71,750 =
1.025 x 70,000.

Example of Negative MVA

If the Current Rate on December 31, 2002 is 6%, then the MVA is .975 = 1 + ..25x10x(.05-.06) and the Payment Withdrawal Value is equal to $68,250 = .975 x 70,000. This Payment Withdrawal Value is greater than the minimum Payment Withdrawal Value of $54,813.33, calculated as :

90% of the Purchase Payment   =   .9 x 120,000                    =   $108,000

$108,000 accumulated at 3% for 10 years                           =  $145,142.97

Ten Base Annual Payments accumulated to December 31, 2012         =   $90,329.64

Minimum Payment Withdrawal Value = 145,142.97 - 90,329.64         =  $54,813.33.




                                     PART B




                       STATEMENT OF ADDITIONAL INFORMATION

                              USALLIANZ INCOME PLUS

                 INDIVIDUAL IMMEDIATE VARIABLE ANNUITY CONTRACT

                                    ISSUED BY

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                                       AND

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                             ________________, 2002

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL IMMEDIATE VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE COMPANY AT: 5701 GOLDEN HILLS DRIVE MINNEAPOLIS, MN 55416-1297 (800) 542-5427.

THIS STATEMENT OF ADDITIONAL INFORMATION AND THE PROSPECTUS ARE DATED ________________, 2002, AND AS MAY BE AMENDED FROM TIME TO TIME.

TABLE OF CONTENTS


CONTENTS                                           PAGE
-------------------------------------------------------
Company .........................................     2
Experts .........................................     2
Legal Matters ...................................     2
Distributor .....................................     2
Calculation of Performance Data .................     2
Illustrations....................................     8
Federal Tax Status ..............................     8
Annuity Provisions ..............................    14
Financial Statements ............................    18
Appendix A Illustration of Annuity Income........    19
Appendix B Hypothetical Illustrations............    25





                                                                 USAZVIPSAI 0902

COMPANY

-------------------------------------------------------------------------------

Information regarding Allianz Life Insurance Company of North America (the "Company") and its ownership is contained in the Prospectus. The Company is rated A++ by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant in that it may be a reflection as to the ability of a company to make fixed annuity payments from its general account.

EXPERTS

--------------------------------------------------------------------------------

The financial statements of Allianz Life Variable Account B as of and for the year ended December 31, 2001 and the consolidated financial statements of the Insurance Company as of December 31, 2001 and 2000 and for each of the years in the three years ended December 31, 2001 have been included in this Statement of Additional Information in reliance upon the reports of KPMG LLP, independent accountants, included in this Statement of Additional Information and upon the authority of said firm as experts in accounting and auditing. The Insurance Company audit report refers to a change in its method of accounting for derivative instruments in 2001 and a change it its method of calculating deferred acquisition costs and future benefit reserves for two-tiered annuities in 1999. The principal business address of KPMG LLP is 4200 Wells Fargo Center, Minneapolis, MN.



LEGAL MATTERS


-------------------------------------------------------------------------------

Sutherland and Asbill & Brennan LLP, Washington DC, has provided advice on certain matters relating to federal securities laws in connection with the Contracts. All matters of Minnesota law pertaining to the Contracts have been passed upon by Stewart D. Gregg, Senior Counsel of Allianz Life.

DISTRIBUTOR

-------------------------------------------------------------------------------

USAllianz Investor Services, LLC, a subsidiary of the Company, acts as the distributor. The offering is on a continuous basis.

CALCULATION OF PERFORMANCE DATA

--------------------------------------------------------------------------------

TOTAL RETURN

From time to time, the Company may advertise the performance data for the Investment Options in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an Investment Option over a stated period of time which is determined by dividing the increase (or decrease) in value for that Accumulation Unit by the Accumulation Unit Value at the beginning of the period.

Any such performance data will include total return figures for the one, five, and 10 year (or since inception) time periods indicated. Such total return figures will reflect the deduction of the Mortality and Expense Risk Charge and the operating expenses of the underlying Investment Options. Performance data may also include withdrawal charges based on certain assumptions as to Annuitants and their characteristics.

The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual Accumulation Unit Values for an initial $1,000 purchase payment. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                  P(1+T)n = ERV

where:

P  = a hypothetical payment of $1,000;

T  = average annual total return;

n  = number of years;

ERV = ending redeemable value of a hypothetical $1,000 purchase payment made at the beginning of the period at the end of the period.

The Company may also advertise cumulative and total return information over different periods of time. Cumulative total return is calculated in a similar manner as described above except that the results are not annualized.

YIELD

The USAZ Money Market Fund. The Company may advertise yield information for the USAZ Money Market Fund. The USAZ Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Investment Option's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge and, in certain instances, the value of the underlying Investment Option's investment securities. The fact that the Fund's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Fund's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The USAZ Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Investment Option and the deduction of the Mortality and Expense Risk Charge.

The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7]-1.)

Other Investment Options. The Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Investment Options. Each Investment Option (other than the USAZ Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per Accumulation Unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge) by the Accumulation Unit Value on the last day of the period and annualizing the resulting figure, according to the following formula:

                           Yield = 2[((a-b) + 1)6 - 1]
                                      -----
                                       cd

where:

a = net investment income earned during the period by the Investment Option attributable to shares owned by the subaccount;

b  = expenses accrued for the period (net of reimbursements, if applicable);

c  = the average daily number of units outstanding during the period;

d  = the maximum offering price per unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. The Company does not currently advertise yield information for any Investment Option (other than the USAZ Money Market Fund).

PERFORMANCE RANKING

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R).

From time to time, evaluation of performance by independent sources may also be used.

PERFORMANCE INFORMATION


Certain Investment Options have been in existence for some time and have investment performance history. In order to show how investment performance of the Investment Options is affected by Contract charges, the following performance information was developed.


The Investment Options of Franklin Templeton Variable Insurance Products Trust available under this Contract issue Class 2 shares and have a distribution plan which is referred to as a Rule 12b-1 plan. Class 2 shares have Rule 12b-1 plan expenses currently equal to 0.25% per year, which will affect future performance.

Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

The charts below show Accumulation Unit performance which assumes that the Accumulation Units were invested in each of the Portfolios for the same periods.

o Chart A is for Contracts with the lowest mortality and expense risk charge of 1.40%. Withdrawal charges are based on a 20 Year Specified Period Certain with an AIR of 5%.


o Chart B is for Contracts with the highest mortality and expense risk charge of 2.40% and the maximum increased annuity payment benefit charge for a female age 80 of $9.97 per $1000 of Basic Annuity Payment. While the increased mortality and expense risk charges associated with the bonus amounts are reflected in the following performance data, no bonus amounts are reflected. Withdrawal charges are based on Annuity Option 2 - a Life Annuity with Death Benefit and Bonus.

o Chart C is for Contracts with the highest mortality and expense risk charge of 2.40%. While the increased mortality and expense risk charges associated with the bonus amounts are reflected in the following performance data, no bonus amounts are reflected. Withdrawal charges are based on a male age 90 with Annuity Option 2 - a Life Annuity with Death Benefit and Bonus.

     In Charts A,B and C, the performance figures in Column I represent performance figures for the Accumulation Units which reflects the deduction of the mortality and expense risk charge, the Increased Annuity Payment Benefit charge where applicable and the operating expenses of the Investment Options. Column II represents performance figures for the Accumulation Units which reflects the mortality and expense risk charge, the Increased Annuity payment Benefit charge where applicable and the operating expenses of the Investment Options and assumes that you make a full withdrawal at the end of the period (therefore the withdrawal charge is reflected). Past performance does not guarantee future results.

o Chart D illustrates performance of the Investment Options and does not include any Contract expenses.



CHART A (1.40% MORTALITY AND EXPENSE RISK CHARGE)

Total Return for the period ended December 31, 2001                             HYPOTHETICAL

                                                         COLUMN I                                   COLUMN II
-----------------------------------------------------------------------------------------------------------------------------------
                                 INVESTMENT OPTION

                                     INCEPTION     ONE    THREE    FIVE    TEN     SINCE     ONE     THREE   FIVE     TEN    SINCE
INVESTMENT OPTION                      DATE       YEAR    YEAR     YEAR   YEAR   INCEPTION  YEAR     YEAR    YEAR    YEAR  INCEPTION
                                                    %       %        %      %        %        %        %       %       %        %
------------------------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and       11/5/2001       NA      NA       NA      NA    4.44%       NA      NA       NA      NA -4.66%
Income
USAZ Alliance Capital Large Cap        11/5/2001       NA      NA       NA      NA    5.27%       NA      NA       NA      NA -3.83%
Growth
USAZ Alliance Capital Technology       11/5/2001       NA      NA       NA      NA    7.47%       NA      NA       NA      NA -1.63%
Davis VA Financial                      7/1/1999  -11.63%      NA       NA      NA    2.05%  -20.15%      NA       NA      NA -1.65%
Davis VA Value                          7/1/1999  -11.64%      NA       NA      NA   -1.18%  -20.16%      NA       NA      NA -5.00%
Franklin Global Communications         1/24/1989  -30.38% -14.24%   -2.87%   1.88%    4.58%  -37.11% -16.97%   -4.62%   1.11%  4.10%
Securities - Class 21,2
Franklin Growth and Income             1/24/1989   -3.64%   3.63%    8.42%   9.34%    8.63%  -12.74%   0.66%    7.00%   8.86%  8.30%
Securities - Class 21,2
Franklin High Income - Class 21,2      1/24/1989    2.72%  -4.74%   -1.10%   4.70%    4.79%   -6.38%  -7.77%   -2.90%   4.01%  4.31%
Franklin Income Securities - Class     1/24/1989   -0.65%   4.16%    5.51%   7.65%    8.40%   -9.75%   1.21%    3.92%   7.11%  8.06%
21,2

Franklin Large Cap Growth               5/1/1996  -12.67%   5.53%   10.21%      NA   11.25%  -21.09%   2.67%    8.89%      NA 10.19%
Securities - Class 21,2
Franklin Real Estate - Class 21,2      1/24/1989    6.38%   8.42%    4.47%   9.53%    8.70%   -2.72%   5.71%    2.81%   9.06%  8.38%
Franklin Rising Dividends              1/27/1992   11.98%   5.76%   10.35%      NA    9.68%    2.88%   2.90%    9.02%      NA  9.20%
Securities - Class 21,2
Franklin Small Cap - Class 21,2        11/1/1995  -16.43%  10.80%    8.99%      NA   11.76%  -24.49%   8.22%    7.60%      NA 10.84%
Franklin Small Cap Value Securities     5/1/1998   12.20%  11.41%       NA      NA    1.79%    3.10%   8.85%       NA      NA -0.75%
- Class 21,2
Franklin U.S. Government - Class 22    3/14/1989    5.87%   4.29%    5.31%   5.36%    6.18%   -3.23%   1.35%    3.71%   4.70%  5.76%
Franklin Zero Coupon 2005 - Class 1    3/14/1989    7.41%   3.43%    6.16%   7.28%    8.27%   -1.69%   0.44%    4.61%   6.72%  7.93%
Franklin Zero Coupon 2010 - Class 1    3/14/1989    4.15%   1.81%    6.48%   8.13%    8.80%   -4.95%  -1.28%    4.95%   7.61%  8.48%
Mutual Discovery Securities - Class    11/8/1996   -1.17%   9.36%    7.60%      NA    7.75%  -10.27%   6.71%    6.14%      NA  6.33%
21,2
Mutual Shares Securities - Class       11/8/1996    5.55%   9.70%    8.63%      NA    9.06%   -3.55%   7.06%    7.22%      NA  7.71%
21,2
Templeton Developing Markets           3/15/1994   -9.37%  -1.49%   -7.83%      NA   -3.39%  -18.10%  -4.61%   -9.54%      NA -4.45%
Securities - Class 21,2,3
Templeton Foreign Securities-Class     1/27/1992  -17.17%  -1.24%    2.01%      NA    5.95%  -25.16%  -4.36%    0.20%      NA  5.33%
21,2,4
Templeton Growth Securities-Class      3/15/1994   -2.69%   5.08%    6.89%      NA    8.52%  -11.79%   2.20%    5.39%      NA  7.76%
21,2
USAZ Templeton Developed Markets       11/5/2001       NA      NA       NA      NA    2.28%       NA      NA       NA      NA -6.82%
SP Jennison International Growth      12/15/2000  -36.82%      NA       NA      NA  -35.84%  -42.94%      NA       NA      NA-41.89%
SP Strategic Partners Focused Growth  12/15/2000  -16.90%      NA       NA      NA  -20.38%  -24.92%      NA       NA      NA-27.85%
Oppenheimer Global Securities/VA      11/12/1990  -13.27%  11.99%   13.79%  12.32%   11.20%  -21.63%   9.47%   12.63%  11.94% 10.85%
Oppenheimer High Income/VA             4/30/1986    0.54%  -0.62%    1.44%   7.20%    8.43%   -8.56%  -3.77%   -0.40%   6.64%  8.20%
Oppenheimer Main Street Growth &        7/5/1995  -11.42%  -1.47%    5.22%      NA   12.07%  -19.95%  -4.59%    3.63%      NA 11.26%
Income/VA
PIMCO VIT High Yield - Admin. Class    4/30/1998    0.93%   0.07%       NA      NA    0.29%   -8.17%  -3.10%       NA      NA -2.28%
PIMCO VIT StocksPLUS Growth &         12/31/1997  -12.67%  -2.70%       NA      NA    4.26%  -21.09%  -5.79%       NA      NA  2.13%
Income - Admin. Class
PIMCO VIT Total Return - Admin.       12/31/1997    6.88%   4.42%       NA      NA    5.08%   -2.22%   1.49%       NA      NA  2.99%
Class
USAZ PIMCO Growth and Income           11/5/2001       NA      NA       NA      NA    1.41%       NA      NA       NA      NA -7.69%
USAZ PIMCO Renaissance                 11/5/2001       NA      NA       NA      NA    9.97%       NA      NA       NA      NA  0.87%
USAZ PIMCO Value                       11/5/2001       NA      NA       NA      NA    9.39%       NA      NA       NA      NA  0.29%
Seligman Small-Cap Value - Class 1      5/1/1998   21.80%  28.68%       NA      NA   16.50%   12.70%  26.76%       NA      NA 14.74%
USAZ Money Market                       2/1/2000    1.83%      NA       NA      NA    2.98%   -7.27%      NA       NA      NA -1.80%
USAZ Van Kampen Aggressive Growth       5/1/2001       NA      NA       NA      NA  -19.75%       NA      NA       NA      NA-27.59%
USAZ Van Kampen Comstock                5/1/2001       NA      NA       NA      NA   -6.51%       NA      NA       NA      NA-15.61%
USAZ Van Kampen Emerging Growth         5/1/2001       NA      NA       NA      NA   -8.66%       NA      NA       NA      NA-17.57%
USAZ Van Kampen Growth and Income       5/1/2001       NA      NA       NA      NA   -3.32%       NA      NA       NA      NA-12.42%
USAZ Van Kampen Growth                  5/1/2001       NA      NA       NA      NA   -4.80%       NA      NA       NA      NA-13.90%
------------------------------------------------------------------------------------------------------------------------------------
1.Ongoing stock market volatility can dramatically change the Investment
  Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton
  Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99
  (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the
  5/1/00 merger reflects the historical performance of the Templeton Developing
  Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the USAZ AIM Basic Value, USAZ AIM Blue Chip,
USAZ AIM Dent Demographic Trends, USAZ AIM International Equity, Dreyfus Small
Cap Stock Index, Dreyfus Stock Index, Jennison 20/20 Focus and the USAZ
Oppenheimer Emerging Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.



CHART B (2.40% MORTALITY AND EXPENSE RISK CHARGE AND MAXIMUM INCREASED ANNUITY
PAYMENT CHARGE FOR FEMALE AGE 80) Total Return for the period ended December 31,
2001 HYPOTHETICAL

                                                         COLUMN I                                   COLUMN II
-------------------------------------------------------------------------------------------------------------------
                                 INVESTMENT OPTION

                                     INCEPTION     ONE    THREE    FIVE    TEN     SINCE     ONE     THREE   FIVE     TEN    SINCE
INVESTMENT OPTION                      DATE       YEAR    YEAR     YEAR   YEAR   INCEPTION  YEAR     YEAR    YEAR    YEAR  INCEPTION
                                                    %       %        %      %        %        %        %       %       %        %
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and       11/5/2001       NA      NA       NA      NA    4.19%       NA      NA       NA      NA -5.47%
Income
USAZ Alliance Capital Large Cap        11/5/2001       NA      NA       NA      NA    5.02%       NA      NA       NA      NA -4.71%
Growth
USAZ Alliance Capital Technology       11/5/2001       NA      NA       NA      NA    7.21%       NA      NA       NA      NA -2.71%
Davis VA Financial                      7/1/1999  -12.51%      NA       NA      NA    1.03%  -20.82%      NA       NA      NA -3.57%
Davis VA Value                          7/1/1999  -12.53%      NA       NA      NA   -2.17%  -20.84%      NA       NA      NA -6.66%
Franklin Global Communications         1/24/1989  -31.07% -15.09%   -3.83%   0.87%    3.56%  -37.80% -18.47%   -6.24%  -1.40%     NA
Securities - Class 21,2
Franklin Growth and Income             1/24/1989   -4.59%   2.61%    7.35%   8.26%    7.57%  -13.58%  -1.26%    4.74%   5.93%     NA
Securities - Class 21,2
Franklin High Income - Class 21,2      1/24/1989    1.71%  -5.68%   -2.08%   3.66%    3.77%   -7.82%  -9.42%   -4.70%   1.38%     NA
Franklin Income Securities - Class     1/24/1989   -1.63%   3.13%    4.47%   6.59%    7.34%  -10.87%  -0.78%    1.82%   4.27%     NA
21,2

Franklin Large Cap Growth               5/1/1996  -13.54%   4.48%    9.12%      NA   10.14%  -21.76%   0.67%    6.54%      NA  7.76%
Securities - Class 21,2
Franklin Real Estate - Class 21,2      1/24/1989    5.32%   7.36%    3.44%   8.45%    7.64%   -4.51%   3.32%    0.72%   6.15%     NA
Franklin Rising Dividends              1/27/1992   10.87%   4.71%    9.26%      NA    8.60%    0.57%   0.71%    6.61%      NA  6.22%
Securities - Class 21,2
Franklin Small Cap - Class 21,2        11/1/1995  -17.26%   9.70%    7.91%      NA   10.65%  -25.17%   5.86%    5.33%      NA  8.35%
Franklin Small Cap Value Securities     5/1/1998    4.82%   3.26%    4.27%   4.31%    5.14%    0.76%   6.22%       NA      NA -2.76%
- Class 21,2
Franklin U.S. Government - Class 22    3/14/1989   11.08%  10.31%       NA      NA    0.78%   -4.97%  -0.67%    1.60%   1.92%     NA
Franklin Zero Coupon 2005 - Class 1    3/14/1989    6.35%   2.41%    5.12%   6.22%    7.20%   -3.57%  -1.51%    2.45%   3.88%     NA
Franklin Zero Coupon 2010 - Class 1    3/14/1989    3.12%   0.80%    5.43%   7.06%    7.73%   -6.53%  -3.11%    2.79%   4.75%     NA
Mutual Discovery Securities - Class    11/8/1996   -2.15%   8.28%    6.53%      NA    6.68%  -11.35%   4.33%    3.89%      NA  3.95%
21,2

Mutual Shares Securities - Class       11/8/1996    4.50%   8.61%    7.55%      NA    7.98%   -5.27%   4.62%    4.89%      NA  5.25%
21,2

Templeton Developing Markets           3/15/1994  -10.27%  -2.47%   -8.75%      NA   -4.35%  -18.77%  -6.12%  -11.46%      NA -6.59%
Securities - Class 21,2,3
Templeton Foreign Securities-Class     1/27/1992  -17.99%  -2.21%    1.00%      NA    4.91%  -25.84%  -5.89%   -1.56%      NA  2.63%
21,2,4

Templeton Growth Securities-Class      3/15/1994   -3.66%   4.04%    5.83%      NA    7.44%  -12.72%   0.18%    3.22%      NA  5.37%
21,2
USAZ Templeton Developed Markets       11/5/2001       NA      NA       NA      NA    2.04%       NA      NA       NA      NA -7.45%
SP Jennison International Growth      12/15/2000  -37.45%      NA       NA      NA  -36.48%  -43.64%      NA       NA      NA-43.38%
SP Strategic Partners Focused Growth  12/15/2000  -17.73%      NA       NA      NA  -21.17%  -25.60%      NA       NA      NA-29.31%
Oppenheimer Global Securities/VA      11/12/1990  -14.13%  10.89%   12.67%  11.21%   10.10%  -22.30%   6.98%   10.07%   8.89%     NA
Oppenheimer High Income/VA             4/30/1986   -0.45%  -1.60%    0.44%   6.14%    7.36%   -9.79%  -5.39%   -2.18%   3.89%     NA
Oppenheimer Main Street Growth &        7/5/1995  -12.30%  -2.45%    4.18%      NA   10.96%  -20.63%  -6.15%    1.66%      NA  8.89%
Income/VA

PIMCO VIT High Yield - Admin. Class    4/30/1998   -0.08%  -0.92%       NA      NA   -0.71%   -9.45%  -4.74%       NA      NA -4.09%
PIMCO VIT StocksPLUS Growth &         12/31/1997  -13.54%  -3.67%       NA      NA    3.22%  -21.77%  -7.35%       NA      NA  0.24%
Income - Admin. Class
PIMCO VIT Total Return - Admin.       12/31/1997    5.81%   3.38%       NA      NA    4.04%   -4.06%  -0.55%       NA      NA  0.89%
Class
USAZ PIMCO Growth and Income           11/5/2001       NA      NA       NA      NA    1.17%       NA      NA       NA      NA -8.24%
USAZ PIMCO Renaissance                 11/5/2001       NA      NA       NA      NA    9.70%       NA      NA       NA      NA -0.43%
USAZ PIMCO Value                       11/5/2001       NA      NA       NA      NA    9.13%       NA      NA       NA      NA -0.95%
Seligman Small-Cap Value - Class 1      5/1/1998   20.58%  27.40%       NA      NA   15.34%    9.45%  22.98%       NA      NA 11.70%
USAZ Money Market                       2/1/2000    0.81%      NA       NA      NA    1.96%   -8.63%      NA       NA      NA -3.61%
USAZ Van Kampen Aggressive Growth       5/1/2001       NA      NA       NA      NA  -20.29%       NA      NA       NA      NA-27.93%
USAZ Van Kampen Comstock                5/1/2001       NA      NA       NA      NA   -7.13%       NA      NA       NA      NA-15.88%
USAZ Van Kampen Emerging Growth         5/1/2001       NA      NA       NA      NA   -9.27%       NA      NA       NA      NA-17.84%
USAZ Van Kampen Growth and Income       5/1/2001       NA      NA       NA      NA   -3.97%       NA      NA       NA      NA-12.99%
USAZ Van Kampen Growth                  5/1/2001       NA      NA       NA      NA   -5.43%       NA      NA       NA      NA-14.33%
------------------------------------------------------------------------------------------------------------------------------------
1.Ongoing stock market volatility can dramatically change the Investment
  Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton
  Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99
  (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the
  5/1/00 merger reflects the historical performance of the Templeton Developing
  Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the USAZ AIM Basic Value, USAZ AIM Blue Chip,
USAZ AIM Dent Demographic Trends, USAZ AIM International Equity, Dreyfus Small
Cap Stock Index, Dreyfus Stock Index, Jennison 20/20 Focus and the USAZ
Oppenheimer Emerging Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.



CHART C (2.40% MORTALITY AND EXPENSE RISK CHARGE AND MAXIMUM WITHDRAWAL CHARGES
FOR MALE, AGE 90) Total Return for the period ended December 31, 2001
HYPOTHETICAL

                                                         COLUMN I                                   COLUMN II
-------------------------------------------------------------------------------------------------------------------
                                 INVESTMENT OPTION
                                     INCEPTION     ONE    THREE    FIVE    TEN     SINCE     ONE     THREE   FIVE     TEN    SINCE
INVESTMENT OPTION                      DATE       YEAR    YEAR     YEAR   YEAR   INCEPTION  YEAR     YEAR    YEAR    YEAR  INCEPTION
                                                    %       %        %      %        %        %        %       %       %        %
-------------------------------------------------------------------------------------------------------------------

USAZ Alliance Capital Growth and       11/5/2001       NA      NA       NA      NA    4.19%       NA      NA       NA      NA -2.49%
Income
USAZ Alliance Capital Large Cap        11/5/2001       NA      NA       NA      NA    5.02%       NA      NA       NA      NA -1.72%
Growth
USAZ Alliance Capital Technology       11/5/2001       NA      NA       NA      NA    7.21%       NA      NA       NA      NA  0.34%
Davis VA Financial                      7/1/1999  -12.51%      NA       NA      NA    1.03%  -21.24%      NA       NA      NA -6.84%
Davis VA Value                          7/1/1999  -12.53%      NA       NA      NA   -2.17%  -21.25%      NA       NA      NA -9.79%
Franklin Global Communications         1/24/1989  -31.07% -15.09%   -3.83%   0.87%    3.56%  -37.97% -22.22%  -15.91%      NA     NA
Securities - Class 21,2
Franklin Growth and Income             1/24/1989   -4.59%   2.61%    7.35%   8.26%    7.57%  -14.10%  -5.99%   -6.13%      NA     NA
Securities - Class 21,2
Franklin High Income - Class 21,2      1/24/1989    1.71%  -5.68%   -2.08%   3.66%    3.77%   -8.42% -13.60%  -14.40%      NA     NA
Franklin Income Securities - Class     1/24/1989   -1.63%   3.13%    4.47%   6.59%    7.34%  -11.43%  -5.51%   -8.66%      NA     NA
21,2

Franklin Large Cap Growth               5/1/1996  -13.54%   4.48%    9.12%      NA   10.14%  -22.16%  -4.26%   -4.58%      NA     NA
Securities - Class 21,2
Franklin Real Estate - Class 21,2      1/24/1989    5.32%   7.36%    3.44%   8.45%    7.64%   -5.16%  -1.64%   -9.57%      NA     NA
Franklin Rising Dividends              1/27/1992   10.87%   4.71%    9.26%      NA    8.60%   -0.17%  -4.07%   -4.46%      NA     NA
Securities - Class 21,2
Franklin Small Cap - Class 21,2        11/1/1995  -17.26%   9.70%    7.91%      NA   10.65%  -25.52%   0.53%   -5.64%      NA     NA
Franklin Small Cap Value Securities     5/1/1998   11.08%  10.31%       NA      NA    0.78%    0.02%   1.07%       NA      NA -8.25%
- Class 21,2
Franklin U.S. Government - Class 22    3/14/1989    4.82%   3.26%    4.27%   4.31%    5.14%   -5.62%  -5.40%   -8.84%      NA     NA
Franklin Zero Coupon 2005 - Class 1    3/14/1989    6.35%   2.41%    5.12%   6.22%    7.20%   -4.24%  -6.18%   -8.10%      NA     NA
Franklin Zero Coupon 2010 - Class 1    3/14/1989    3.12%   0.80%    5.43%   7.06%    7.73%   -7.15%  -7.65%   -7.82%      NA     NA
Mutual Discovery Securities - Class    11/8/1996   -2.15%   8.28%    6.53%      NA    6.68%  -11.90%  -0.78%   -6.85%      NA     NA
21,2

Mutual Shares Securities - Class       11/8/1996    4.50%   8.61%    7.55%      NA    7.98%   -5.91%  -0.48%   -5.96%      NA     NA
21,2

Templeton Developing Markets           3/15/1994  -10.27%  -2.47%   -8.75%      NA   -4.35%  -19.22% -10.64%  -20.25%      NA     NA
Securities - Class 21,2,3
Templeton Foreign Securities-Class     1/27/1992  -17.99%  -2.21%    1.00%      NA    4.91%  -26.18% -10.41%  -11.70%      NA     NA
21,2,4

Templeton Growth Securities-Class      3/15/1994   -3.66%   4.04%    5.83%      NA    7.44%  -13.26%  -4.67%   -7.46%      NA     NA
21,2
USAZ Templeton Developed Markets       11/5/2001       NA      NA       NA      NA    2.04%       NA      NA       NA      NA -4.51%
SP Jennison International Growth      12/15/2000  -37.45%      NA       NA      NA  -36.48%  -43.72%      NA       NA      NA-42.68%
SP Strategic Partners Focused Growth  12/15/2000  -17.73%      NA       NA      NA  -21.17%  -25.94%      NA       NA      NA-28.82%
Oppenheimer Global Securities/VA      11/12/1990  -14.13%  10.89%   12.67%  11.21%   10.10%  -22.69%   1.62%   -1.47%      NA     NA
Oppenheimer High Income/VA             4/30/1986   -0.45%  -1.60%    0.44%   6.14%    7.36%  -10.37%  -9.85%  -12.19%      NA     NA
Oppenheimer Main Street Growth &        7/5/1995  -12.30%  -2.45%    4.18%      NA   10.96%  -21.05% -10.63%   -8.90%      NA     NA
Income/VA

PIMCO VIT High Yield - Admin. Class    4/30/1998   -0.08%  -0.92%       NA      NA   -0.71%  -10.03%  -9.23%       NA      NA -9.92%
PIMCO VIT StocksPLUS Growth &         12/31/1997  -13.54%  -3.67%       NA      NA    3.22%  -22.17% -11.75%       NA      NA -6.94%
Income - Admin. Class
PIMCO VIT Total Return - Admin.       12/31/1997    5.81%   3.38%       NA      NA    4.04%   -4.73%  -5.29%       NA      NA -6.22%
Class
USAZ PIMCO Growth and Income           11/5/2001       NA      NA       NA      NA    1.17%       NA      NA       NA      NA -5.32%
USAZ PIMCO Renaissance                 11/5/2001       NA      NA       NA      NA    9.70%       NA      NA       NA      NA  2.67%
USAZ PIMCO Value                       11/5/2001       NA      NA       NA      NA    9.13%       NA      NA       NA      NA  2.13%
Seligman Small-Cap Value - Class 1      5/1/1998   20.58%  27.40%       NA      NA   15.34%    8.59%  16.76%       NA      NA  5.05%
USAZ Money Market                       2/1/2000    0.81%      NA       NA      NA    1.96%   -9.23%      NA       NA      NA -5.99%
USAZ Van Kampen Aggressive Growth       5/1/2001       NA      NA       NA      NA  -20.29%       NA      NA       NA      NA-26.89%
USAZ Van Kampen Comstock                5/1/2001       NA      NA       NA      NA   -7.13%       NA      NA       NA      NA-14.80%
USAZ Van Kampen Emerging Growth         5/1/2001       NA      NA       NA      NA   -9.27%       NA      NA       NA      NA-16.76%
USAZ Van Kampen Growth and Income       5/1/2001       NA      NA       NA      NA   -3.97%       NA      NA       NA      NA-11.89%
USAZ Van Kampen Growth                  5/1/2001       NA      NA       NA      NA   -5.43%       NA      NA       NA      NA-13.24%
------------------------------------------------------------------------------------------------------------------------------------
1.Ongoing stock market volatility can dramatically change the Investment
  Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton
  Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99
  (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the
  5/1/00 merger reflects the historical performance of the Templeton Developing
  Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the USAZ AIM Basic Value, USAZ AIM Blue Chip,
USAZ AIM Dent Demographic Trends, USAZ AIM International Equity, Dreyfus Small
Cap Stock Index, Dreyfus Stock Index, Jennison 20/20 Focus and the USAZ
Oppenheimer Emerging Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.



CHART D (NO CONTRACT EXPENSES REFLECTED)
Total Return for the period ended December 31, 2001

--------------------------------------------------------------------------------------------
                                                         ONE     FIVE       TEN        SINCE
INVESTMENT OPTION                                       YEAR     YEAR      YEAR      INCEPTION
                                                          %        %         %           %


USAZ Alliance Capital Growth and Income                    NA        NA        NA        4.67
USAZ Alliance Capital Large Cap Growth                     NA        NA        NA        5.50
USAZ Alliance Capital Technology                           NA        NA        NA        7.70
Davis VA Financial                                     -10.37        NA        NA        3.48
Davis VA Value                                         -10.39        NA        NA        0.21
Franklin Global Communications Securities - Class      -29.40     -1.50      3.40        6.03
21,2

Franklin Growth and Income Securities - Class 21,2      -2.28      9.94     11.22       10.15
Franklin High Income - Class 21,2                        4.18      0.30      6.20        6.25
Franklin Income Securities - Class 21,2                  0.76      7.00      9.26        9.91
Franklin Large Cap Growth Securities - Class 21,2      -11.43     11.77        NA       12.82
Franklin Real Estate - Class 21,2                        7.88      5.94     11.45       10.22
Franklin Rising Dividends Securities - Class 21,2       13.57     11.90        NA       11.22
Franklin Small Cap - Class 21,2                        -15.25     10.53        NA       13.45
Franklin Small Cap Value Securities - Class 21,2        13.79        NA        NA        3.23
Franklin U.S. Government - Class 22                      7.37      6.79      6.91        7.69
Franklin Zero Coupon 2005 - Class 11,2                   8.93      7.66      8.93        9.80
Franklin Zero Coupon 2010 - Class 11,2                   5.62      7.98      9.87       10.34
Mutual Discovery Securities - Class 21,2                 0.24      9.12        NA        9.27
Mutual Shares Securities - Class 21,2                    7.04     10.16        NA       10.60
Templeton Developing Markets Securities - Class         -8.08    -11.78        NA      -11.10
21,2,3

Templeton Foreign Securities-Class 21,2,4              -15.99      4.63        NA        9.64
Templeton Growth Securities-Class 21,2                  -1.31      8.40        NA       10.05
USAZ Templeton Developed Markets                           NA        NA        NA        2.50
SP Jennison International Growth                       -35.92        NA        NA      -37.67
SP Strategic Partners Focused Growth                   -20.80        NA        NA      -19.93
Oppenheimer Global Securities/VA                       -12.04     15.40     13.91          NA
Oppenheimer High Income/VA                               1.97      2.87      8.71          NA
Oppenheimer Main Street Growth & Income/VA             -10.16      6.71        NA       13.67
PIMCO VIT High Yield - Admin. Class                      2.35        NA        NA        1.70
PIMCO VIT StocksPLUS Growth & Income - Admin. Class    -11.43        NA        NA        5.73
PIMCO VIT Total Return - Admin. Class                    8.37        NA        NA        6.55
USAZ PIMCO Growth and Income                               NA        NA        NA        1.63
USAZ PIMCO Renaissance                                     NA        NA        NA       10.20
USAZ PIMCO Value                                           NA        NA        NA        9.63
Seligman Small-Cap Value - Class 1                      23.52        NA        NA       18.14
USAZ Money Market                                        3.27        NA        NA        4.24
USAZ Van Kampen Aggressive Growth                          NA        NA        NA      -19.00
USAZ Van Kampen Comstock                                   NA        NA        NA       -5.63
USAZ Van Kampen Emerging Growth                            NA        NA        NA       -7.80
USAZ Van Kampen Growth and Income                          NA        NA        NA       -2.41
USAZ Van Kampen Growth                                     NA        NA        NA       -3.90

1.Ongoing stock market volatility can dramatically change the Investment
  Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton
  Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99
  (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the
  5/1/00 merger reflects the historical performance of the Templeton Developing
  Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the USAZ AIM Basic Value, USAZ AIM Blue Chip,
USAZ AIM Dent Demographic Trends, USAZ AIM International Equity, Dreyfus Small
Cap Stock Index, Dreyfus Stock Index, Jennison 20/20 Focus and the USAZ
Oppenheimer Emerging Growth Investment Options because they were first offered under the Separate Account as of May 1, 2002.


ILLUSTRATIONS

--------------------------------------------------------------------------------

Allianz Life may also provide illustrations to customers. These illustrations may provide hypothetical depictions of the annuity income available under the Contract, also called the "pay-out or annuitization illustrations". Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized" performance information.) In the alternative, certain illustrations may be based upon an assumed rate of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark to show how values may vary.

Pay-out illustrations are designed to show the hypothetical annuity income payment stream. These illustrations may depict either a variable annuitization or a fixed annuitization. A variable pay-out illustration would be based upon an adjusted historical performance, an assumed rate of return or a recognized investment benchmark combined with an assumed investment return (AIR). A fixed pay-out illustration would be based upon the annuitant's age, the pay-out option selected, and the pay-out factor rates currently in effect on the date of the illustration. Variable pay-out illustrations may also show the portion of each pay-out that is subject to income tax and the portion that is non-taxable. Where applicable, a pay-out illustration will show the effect of any bonus feature. In addition to variable and fixed pay-out illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from qualified Contracts.

The values illustrated will be calculated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and the applicable mortality and expense risk charges for the Annuity Option and the Contract features you select. For assumed rate pay-out illustrations or recognized investment benchmark illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the mortality and expense risk charges will vary, depending the Contract features you select. Illustrations will also reflect the charges for any riders selected. For Withdrawal Values, the withdrawal charges are also reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties.

The illustrations will also reflect the effect of the stabilization process, including the effect of any guaranteed minimum income value when the stabilization option is chosen.

The illustrations that are given to customers by Allianz Life are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return.

FEDERAL TAX STATUS

--------------------------------------------------------------------------------

NOTE: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A Contract Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For annuity payments, the portion of a payment includible in income equals the excess of the payment over the exclusion amount. The exclusion amount for payments based on a variable annuity option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (determined by Treasury Regulations). The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Payments received after the investment in the Contract has been recovered (i.e. the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an annuity payment is taxed at ordinary income rates. For certain types of tax qualified retirement plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment options underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an Investment Option will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the Investment Option is represented by any one investment; (2) no more than 70% of the value of the total assets of the Investment Option is represented by any two investments; (3) no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and (4) no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Investment Options of the Trust underlying the Contracts will be managed by the investment advisers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

Section 72(e)(11) of the Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. The legislative history of Section 72(e)(11) indicates that it was not intended to apply to immediate annuities. However, the legislative history also states that NO inference is intended as to whether the Treasury Department, under its authority to prescribe rules to enforce the tax laws, may treat the combination purchase of a deferred annuity contract with an immediate annuity contract as a single contract for purposes of determining the tax consequences of any distribution.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for Federal income tax purposes,
Section 72(s) of the Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the death or change of an annuitant is treated as the death of the owner.

The non-qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It generally provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income.

Section 72 further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. There is an exception to this 10% penalty tax for annuity payments made under an immediate annuity contract. An immediate annuity is defined as a contract to which all of the following apply:

o Is purchased with a single premium;

o Has an annuity starting date, as defined by the Tax Code, not later than one year from date of purchase; and

o Provides for a series of substantially equal periodic payments to be made no less frequently than annually.

For purposes of determining whether an annuity contract qualifies as an immediate annuity, the IRS has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Tax Code section 1035 exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity, and the contract will be subject to the 10% penalty tax unless one of the other exceptions to the penalty applies.

There is also a separate exception to the 10% penalty tax where the distribution is made in substantially equal periodic payments (al least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your beneficiary (the "life expectancy exception"). However, modification to such a series of payments prior to the later of age 59 1/2 or five years may result in an additional tax in the year of modification equal to the penalty which would have been imposed, plus interest, if the exception had not applied.

The guidance concerning what constitutes substantially equal periodic payments for purposes of the life expectancy exception to the 10% penalty tax and the definition of an immediate annuity contract are limited. The Contract has certain innovative features which are not addressed by this guidance. Therefore, if your annuity has stabilized payments or if you select a life income plan, make a withdrawal or transfer, receive payments pursuant to the Increased Annuity Payment Rider, or change your death benefit, the payments or distributions resulting therefrom may be subject to the 10% penalty tax unless one of the other exceptions to the penalty tax applies, including amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; or (c) if the taxpayer it totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code).

You should consult a tax advisor to determine how the above mentioned contract rights may affect your tax liability.

Separate tax withdrawal penalties and restrictions may apply to Qualified Contracts. (See "Tax Treatment of Distributions - IRA Contracts.")

The bonus amounts are includible in a Contract Owner's income when paid and if paid before you are age 59 1/2 may be subject to a 10% penalty tax. Allianz Life will report these payments according to this interpretation.

If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. This rule does not apply to an immediate annuity contract whish is defined in the same way as for penalty tax purposes, or to contracts held by a trust or other entity as agent for a natural person. Therefore, if you are a nonnatural person, you should consult with your tax advisor regarding the treatment of income on the contract for tax purposes.

In a recent ruling, the Internal Revenue Service indicated that part of a partial withdrawal from an annuity contract on or after the annuity starting date might be excludable from income. In prior rulings, however, the IRS had concluded that the entire amount of such a partial withdrawal from a nonqualified contract was taxable as ordinary income. Allianz Life currently intends to report partial withdrawals from the Contract in accordance with its interpretation of the IRS's most recent ruling. Given the uncertainty in this area, however, you should consult a tax adviser regarding the tax consequences to you of a partial withdrawal. If you fully surrender your contract, the amount that is taxable is the excess of the amount distributed to you over your unrecovered investment in the contract (i.e., your unrecovered Purchase Payments). You should consult a tax advisor before partially or fully surrendering your Contract.

QUALIFIED PLANS

The Contracts offered by the Prospectus may also be used with a plan qualified under Section 408(b), 408(k) or 408(a) of the Code ("IRA Contracts"). The following discussion of IRA Contracts is not exhaustive and is for general informational purposes only. The tax rules regarding IRA Contracts are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing IRA Contracts. IRA Contracts include special provisions restricting Contract provisions that may otherwise be available as described in this Prospectus. Generally, IRA Contracts are not transferable except upon surrender or annuitization.

An IRA Contract will not provide any necessary or additional tax deferral if it is used to fund a tax qualified retirement plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax qualified retirement plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to distributions from IRA Contracts. (See "Tax Treatment of Distributions - IRA Contracts.")

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. IRA Contracts will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Under applicable limitations, certain amounts may be contributed to an IRA Contract which will be deductible from the individual's gross income. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Distributions - IRA Contracts.") Under certain conditions, distributions from other IRAs and other qualified plans may be rolled over or transferred on a tax-deferred basis into an IRA Contract. Sales of Contracts for use as IRA Contracts are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF DISTRIBUTIONS - IRA CONTRACTS

In the case of a withdrawal under an IRA Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including IRA Contracts. To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions:

(a) if distribution is made on or after the date on which the Annuitant reaches age 59 1/2;

(b) distributions following the death or disability of the Annuitant (for this purpose disability is as defined in Section 72(m)(7) of the Code);

(c) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and his or her designated Beneficiary;

(d) distributions made to the Annuitant to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Annuitant for amounts paid during the taxable year for medical care;

(e) distributions from an IRA Contract for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Annuitant and his or her spouse and dependents if the Annuitant has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Annuitant has been re-employed for at least 60 days.);

(f) distributions from an Individual Retirement Annuity made to the Annuitant to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Annuitant for the taxable year;

(g) distributions made on account of an IRS levy upon the Qualified Contract;
and

(h) distributions from an Individual Retirement Annuity made to the Annuitant which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code).

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1/2 or 5 years from the date of the first annuity payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of annuity payments made after such withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above. Competent tax advice should be obtained prior to making any withdrawals from an IRA Contract. Any amounts distributed will only be paid to the Annuitant, Joint Annuitant or Beneficiary. The Company will not transfer or pay such amounts to another IRA or tax qualified retirement plan.

The guidance concerning what constitutes substantially equal periodic payments for purposes of the life expectancy exception to the 10% penalty tax is limited. The Contract has certain innovative features which are not addressed by this guidance. Therefore, if your Contract has stabilized payments or if you select a life income plan (Annuity Options 1-5), make a withdrawal or transfer, receive payments pursuant to the Increased Annuity Payment Rider, or change your death benefit, the payments or distributions resulting therefrom may be subject to the 10% penalty tax unless one of the other exceptions to the penalty tax applies.

YOU SHOULD CONSULT WITH A TAX ADVISOR REGARDING HOW THESE BENEFITS WILL AFFECT YOUR TAX LIABILITY. Any bonus amounts paid will be treated as taxable income to you and if paid to you before you are age 59 1/2 may be subject to the 10% penalty tax. Allianz Life will report these payments according to this interpretation.

Generally, distributions from an IRA Contract must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Generally, required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal will have adverse impact on the determination of required minimum distributions. If you are age 70 1/2 or older, you should consult with a tax advisor prior to taking a partial withdrawal.

ASSIGNMENTS, PLEDGES AND GRATUITOUS TRANSFERS

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Accumulation Value is treated for federal income tax purposes as a surrender or withdrawal of such amount or portion. The investment in the Contract is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If a Contract Owner transfers a Contract without adequate consideration to a person other than the Contract Owner's spouse (or to a former spouse incident to divorce), the Contract Owner will be taxed on the difference between his or her Accumulation Value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.

The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain annuity starting dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed herein. A Contract Owner contemplating any such transfer, assignment, or exchange should consult a tax advisor as to the tax consequences.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

ANNUITY PROVISIONS

-------------------------------------------------------------------------------

FIXED ANNUITY PAYOUT

Annuity payments from the Fixed Payment Option (not available in all states) will be equal payments unless otherwise specified by the Annuity Option selected.

VARIABLE ANNUITY PAYOUT

A variable annuity is an annuity with payments which:

(1) are not predetermined as to dollar amount; and

(2) will generally vary in amount with the net investment results of the applicable Investment Options.

Base Annuity Payments also depend on:

o        The Contract Value (less any premium taxes);
o        The Annuitant's (and Joint Annuitant's if any) Age and sex ;
o        The Annuity Option you select;
o        The frequency of payments you select;
o        The Assumed Investment Return (AIR);
o        The Income Date; and
o The annuity unit value of the subaccount corresponding to each Investment Option you select.

The first Base Annuity Payment is equal to the Contract Value on the Income Date allocated to the Separate Account divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Investment Option, the fixed number of Annuity Units equals the amount of the initial Base Annuity Payment determined for each Investment Option divided by the Annuity Unit value on the Annuity Calculation Date. Thereafter, unless the Contract Owner elects to transfer between Investment Options, makes a withdrawal, or elects to change a death benefit, the number of Annuity Units in each subaccount corresponding to an Investment Option remains unchanged until the end of the Life Expectancy Period or the Specified Period Certain, as applicable. All calculations will appropriately reflect the annuity payment frequency selected.

The Base Annuity Payments are also the Supportable Payments. Supportable Payments will change based on the change in value of the Annuity Units credited to your Contract. The amount of each change will depend on how the Annuity Units in your Contract perform as compared to your AIR. If the performance of the Annuity Units exceed the AIR, the Payments will increase. If the performance of the Annuity Units is less than the AIR, the Supportable or Payments will decrease. The Supportable Payment in each Investment Option is determined by multiplying the number of Annuity Units then allocated to such Investment Option by the Annuity Unit value of that Investment Option.

For each subaccount corresponding to an Investment Option, the value of an Annuity Unit was initially established at $1.00. On each subsequent Valuation Date, the value of an Annuity Unit is determined in the following way:

FIRST: The Net Investment Factor for each subaccount corresponding to an Investment Option is determined by dividing A by B and multiplying by (1 - C) where:

A is (i) the Net Asset Value per share of the Investment Option at the end of the current Valuation Period; plus

(ii) any dividend or capital gains per share declared on behalf of such Investment Option that has an ex-dividend date within the current Valuation Period.

B is the Net Asset Value per share of the Investment Option for the immediately preceding Valuation Period.

C is (i) the Valuation Period equivalent of the mortality and expense risk charge, plus

(ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation or maintenance of the Investment Option.

The Net Investment Factor may be more or less than one.

SECOND: The value of an Annuity Unit for a Valuation Date is equal to:
a. the value of the Annuity Unit on the immediately preceding Valuation Date;
b. multiplied by the Net Investment Factor for the Valuation Period ending on the current Valuation Date; c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the length of the particular Valuation Period. With a 5% Assumed Investment Return, the Assumed Net Investment Factor for a one-year Valuation Period would be 1.05. For a one-day Valuation Period, the Assumed Net Investment Factor would be 1.00013368062.

The Assumed Investment Return is the investment return upon which Annuity Payments are based. If payments were not subject to stabilization, income will increase from one annuity payment date to the next if the annualized net investment performance during that time is greater than the Assumed Investment Return and will decrease if the annualized net investment performance is less than the Assumed Investment Return.


Annuity Payments from Investment Options are stabilized. They are kept constant during any Income Year. They will not change by more than 10% each year except by the Income Change Factors or through the Stabilization Account cap (80% of the Purchase Payment). If you had chosen an AIR of 5%, the Stabilized Payments are also guaranteed not to be less than 85% of the first Stabilized Payment to the end of the period certain or the Life Expectancy Period, as applicable. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least 85% of the first Stabilized Payment times the Life Expectancy Adjustment. If you had chosen an AIR of 3.5%, the guarantee percentage is 100%. The guarantee will change when an Income Change Factor occurs. Income Change Factors are any partial withdrawals, any change in death benefits, and any transfers to the Fixed Acount. These also include the Life Expectancy Adjustment and the death of one of the Annuitants under Options 3 and 4 when you had selected a lower income payment for the surviving Annuitant. (See "Annuity Options" in the prospectus). For the stabilization guarantee, these factors include the income payment adjustment that occurs after the tenth Income Year when the bonus amount payments are completed (where applicable).


A Stabilization Account is maintained to account for the differences between the Stabilized Payments and the Supportable Payments. The Stabilization Account, when positive, reflects the performance of the Investment Options. The Stabilization Account is used to stabilize the Annuity Payments. It is paid out in full at full withdrawal and at death of all of the Annuitants.

Please refer to "Stabilization Option - Stabilized Payments and Guaranteed Minimum Income" in the prospectus for a detailed description of the stabilization process.

The following examples show how the stabilization process works.

EXAMPLE A:
     Assume:

         Annuitant's Age at Income Date = 65
         AIR = 5%
         Initial Base Annuity Payment = 1,055; Frequency of payments = annual Bonus amount = $105.50. Actual initial payment = 1160.50 Annuity Payment in Income year 3 is $1305.50 = $1200 + $105.50 Supportable Payment in Income Year 3 is $1300. Stabilization Account at the end of Year 3 is 100. The total return in Income Year 3 is -20%.

         Annuity Payment is being calculated at the beginning of Income Year 4.

     Calculate:

     Positive Stabilization Account receives return = 100 x .8                                                80.00

     Supportable Payment = 1300 x .8/1.05                                                                    990.48

     Stabilization Account  + Supportable Payment =  80 + 990.48                                           1,070.48

     Because the annualized return is -20%, which is less than 5%, the sum cannot be greater than the previous Stabilized Payment of $1200. This condition has no effect.

     Cap at 110% of previous Stabilized Payment = 1.1 x 1200 = 1,320 which has no effect

     Floor at 90% of previous Stabilized Payment = .9 x 1200 =                                             1,080.00

     Floor at 85% of initial Stabilized Payment  = 896.75 which has no effect

     Therefore,  Annuity Payment = 1080 + 105.5 =                                                          1,185.50

     Stabilization Account

         = previous stabilization account ($100) with return (-$20) + difference in Stabilized and
             Supportable Payments  =  80  + (990.48 - 1,080)                                                 -9.52

     At the beginning of Income year 5, the total return in Income year 4 is a gain of 30%

     Negative stabilization account has no return                                                             -9.52

     Supportable Payment = 990.48 x 1.30/1.05                                                              1,226.31

     Supportable Payment + Stabilization Account = 1,226.31 - 9.52                                         1,216.79

     Because the annualized return is 30%, which is greater than 5%, the sum cannot be less than the previous year's Stabilized Payment of 1,080 and cannot be greater than the previous Stabilized Payment of 1,080 times
     1.3/1.05 = 1,337.14. This condition has no effect.

     Cap at 110% of previous Stabilized Payment (Income Year 4) = 1.1 x 1,080 = 1,188                      1,188.00

     Floor at 90% of previous Stabilized Payment (Income Year 4)= .9 x 1,080 =
972 which has no effect

     Floor at 85% of initial payment  =  896.75 which has no effect

     Therefore,  Annuity Payment = 1,188 + 105.50 =                                                        1,293.50

     Stabilization Account

         = previous Stabilization Account   +  difference in Supportable and
            Stabilized Payments   =  (-9.52 )  +     (1226.31 - 1188)                                         28.79


The following table demonstrates, on a purely hypothetical basis, the Stabilized Payments, the Supportable Payments, and the Stabilization Account. The changes in the Annuity Unit Values reflect the investment performance of the underlying Investment Options.

EXAMPLE B:

     Assume:
     Annuitant's Age on Income Date = 65
     AIR = 5%
     Initial Base Annuity Payment = $83.33; Frequency of payments = monthly
     Bonus amount = $0.00

                         Assumed Net           Annuity           Supportable         Stabilized        Stabilization
        Date           Rate of Return*       Unit Values           Payment             Payment            Account
        ----           ---------------       -----------           -------             -------            -------
      1/1/2002                                10.0000               83.33               83.33               0.00
      2/1/2002              1.63%             10.1218               84.35               83.33               1.02
      3/1/2002             -0.33%             10.0471               83.72               83.33               1.40
      4/1/2002              0.81%             10.0874               84.06               83.33               2.14
      5/1/2002             -0.94%              9.9525               82.93               83.33               1.73
      6/1/2002             -1.43%              9.7703               81.42               83.33              -0.21
      7/1/2002             -0.60%              9.6721               80.60               83.33              -2.94
      8/1/2002              1.56%              9.7827               81.52               83.33              -4.75
      9/1/2002             -0.29%              9.7148               80.95               83.33              -7.13
     10/1/2002              1.23%              9.7943               81.62               83.33              -8.85
     11/1/2002              1.91%              9.9412               82.84               83.33              -9.34
     12/1/2002             -1.41%              9.7612               81.34               83.33              -11.33
      1/1/2003              1.63%              9.8800               82.33               75.00              -3.99


*The Assumed Net Rate of Return is the return realized for the preceding month less the mortality and expense risk charges and assumed investment expenses of 1.0086% (which is the arithmetic average of the 2001 investment expenses of the Investment Options). It is used to determine the Annuity Unit Value, Supportable Payment and Stabilization Account Value on the specified date.

FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

The audited consolidated financial statements of the Company as of and for the year ended December 31, 2001 and 2000 and for each of the years in the three years ended December 31, 2001, included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 2001 are also included herein.

                                                                             A-1
APPENDIX A

-------------------------------------------------------------------------------


ILLUSTRATION OF ANNUITY INCOME


We have prepared the following table to show you how investment performance affects variable annuity income over time. The variable annuity income amounts reflect three different assumptions for a constant investment return before all expenses of 0%, 6% and 12%. THESE ARE HYPOTHETICAL RATES OF RETURN. ALLIANZ LIFE DOES NOT GUARANTEE THAT THE CONTRACT WILL EARN THESE RETURNS FOR ANY ONE YEAR OR ANY SUSTAINED PERIOD OF TIME. THE TABLES ARE FOR ILLUSTRATIVE PURPOSES ONLY. THEY DO NOT REPRESENT PAST OR FUTURE INVESTMENT RETURNS.


The variable annuity income may be more or less than the income shown if the actual returns of the Investment Options you select are different from those shown below. Since it is very likely that investment returns will fluctuate over time, the amount of variable annuity income will also fluctuate. The total amount of annuity income will depend on the cumulative investment returns of the Investment Options you choose, how long the Annuitants live and the Annuity Option and Contract features you choose.

Another factor which will affect the amount of variable annuity income is the Assumed Investment Return (AIR). Income will increase from one Annuity Payment to the next if the annualized net rate of return during that time is greater than the AIR. It will decrease if the annualized Net Rate of Return is less than the AIR. The 2 illustrations provided show the difference in annuity income for an AIR of 3.5% and an AIR of 5%.


Through the stabilization process, the Annuity Payments will remain constant during the Income Year and will not change by more than 10% in the following Income Year (except by the Life Expectancy Adjustment, the bonus adjustment after the tenth Income Year, the Contract change in income payment to a surviving Annuitant, income payment changes due to any partial withdrawals, transfers to the Fixed Account or change in death benefit)). These Stabilized Payments are also guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment attributable to them to the end of the period certain or the Life Expectancy Period, as applicable. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment times the Life Expectancy Adjustment. The guarantee will change if there is a partial withdrawal or a transfer to the Fixed Account or a change in death benefit. The guarantee is also reduced after the death of one of the Annuitants if you have selected a joint and last survivor income plan with a reduction in income payment for the surviving Annuitant.


Investment in the Limited Investment Options (generally, money market, fixed income and real estate Investment Options) is limited. If you choose the 3.5% AIR, you are limited to 25% in those options. If you choose the 5% AIR, you are limited to 10% in those options.


If you choose to include the Increased Annuity Payment Rider in your Contract, the Annuity Payments will increase if you become disabled. You can only choose this Rider if you are also the Annuitant and you are not yet 80 years old on the Income Date. The charges for this Rider are taken from your Annuity Payment and are reflected in the illustration if chosen.

The income amounts shown assume 100% allocation to the Investment Options. These income amounts reflect the deduction of all fees and expenses. Actual Investment Option fees and expenses will vary from year to year and from Investment Option to Investment Option. Actual expenses may be higher or lower than the rate used in the illustrations. The illustrations assume that each Investment Option will incur expenses at an average annual rate of 1.02% of the average daily net assets of the Investment Option which is the arithmetic average of the expenses of all available Investment Options. The insurance charges are calculated at an annual rate of 2.40% of the average daily net assets of the Separate Account. After taking these expenses and charges into consideration, the illustrated gross investment returns of 0%, 6% and 12% are approximately equal to net rates (which means after expenses have been deducted) of -3.42%, 2.58% and 8.58%, respectively.

Personalized illustrations showing similar information are available to you.

                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:            John Doe              ANNUITY PURCHASE PAYMENT:   $100,000
ANNUITANTS AGE:       65, Male              EFFECTIVE DATE:             1/1/2002
ANNUITY INCOME OPTION:Single Life Annuity   FIRST ANNUITY PAYMENT DATE: 1/1/2002
                      with Death Benefit    FREQUENCY OF ANNUITY INCOME: Monthly

BONUS RATE IN FIRST 10 YEARS:   10%         ASSUMED INVESTMENT RETURN (AIR):  5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:    $506
GUARANTEED MINIMUM INCOME AFTER AGE 85: $430
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:


The amount of monthly variable annuity income shown in the table below and the graph that follows assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. The variable annuity income can go up or down subject to the stabilization process. Income payments during the year will remain the same and the payment in the following year will change by no more than 10%. We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee will change if income payments are adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment. The amounts shown are based on a 5% AIR. Income will remain constant at $655 per month in the first 10 years and $595 per month thereafter when the net rate of return after expenses is 5% (annually)(equal to 7.4% gross rate of return).


                                            MONTHLY ANNUITY PAYMENTS

                                     ANNUAL RATE OF RETURN BEFORE EXPENSES:         0%          6%          12%
ANNUITY INCOME DATE           AGE     ANNUAL RATE OF RETURN AFTER EXPENSES:       -3.42%       2.58%       8.58%
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                   $655        $655        $655
January 1, 2003               66                                                    607         641         675
January 1, 2004               67                                                    565         627         696
January 1, 2005               68                                                    565         614         717
January 1, 2006               69                                                    565         602         740
January 1, 2011               74                                                    565         565         864
January 1, 2016               79                                                    506         506         951
January 1, 2021               84                                                    506         506       1,125
January 1, 2026               89                                                    430         430       1,131

                                                                             A-3
The investment rates of return shown are hypothetical only. You should not consider them to represent past or future investment performance. Actual rates of return may be more or less than those shown and will depend on a number of factors.


[The following table summarizes Annuity Income with an Assumed Investment Return of 5%. This table is presented graphically in the printed SAI.]

                           Monthly Payment Amount
         ------------------------------------------------------------
               -3.42%               2.58%               8.58%
             Annual Rate         Annual Rate         Annual Rate
              of Return           of Return           of Return
  Year     After Expenses      After Expenses      After Expenses
---------------------------------------------------------------------

       1               $ 655               $ 655               $ 655
       2                 607                 641                 675
       3                 565                 627                 696
       4                 565                 614                 717
       5                 565                 602                 740
       6                 565                 589                 763
       7                 565                 577                 787
       8                 565                 565                 812
       9                 565                 565                 838
      10                 565                 565                 864
      11                 506                 506                 832
      12                 506                 506                 860
      13                 506                 506                 890
      14                 506                 506                 920
      15                 506                 506                 951
      16                 506                 506                 984
      17                 506                 506               1,017
      18                 506                 506               1,052
      19                 506                 506               1,088
      20                 506                 506               1,125
      21                 430                 430                 989
      22                 430                 430               1,023
      23                 430                 430               1,057
      24                 430                 430               1,094
      25                 430                 430               1,131

                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:             John Doe            ANNUITY PURCHASE PAYMENT:    $100,000
ANNUITANTS AGE:        65, Male            EFFECTIVE DATE:              1/1/2001
ANNUITY INCOME OPTION: Single Life Annuity FIRST ANNUITY PAYMENT DATE:  1/1/2002
                       with Death Benefit  FREQUENCY OF ANNUITY INCOME:  Monthly
BONUS RATE IN FIRST 10 YEARS:   10%        ASSUMED INVESTMENT RETURN (AIR): 3.5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:     $514
GUARANTEED MINIMUM INCOME AFTER AGE 85:  $437
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:


The amount of monthly variable annuity income shown in the table below and the graph that follows assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. The variable annuity income can go up or down. In this illustration subject to the stabilization process. Income payments during the year will remain the same and the payment in the following year will change by no more than 10%. We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee will change if income payments are adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment. The amounts shown are based on a 3.5% AIR. Income will remain constant at $565 per month in the first 10 years and $514 per month thereafter when the net rate of return after expenses is 3.5% (annually)(equal to 5.9% gross rate of return).


                                            MONTHLY ANNUITY PAYMENTS

                                     ANNUAL RATE OF RETURN BEFORE EXPENSES:         0%          6%          12%
ANNUITY INCOME DATE           AGE     ANNUAL RATE OF RETURN AFTER EXPENSES:       -3.42%       2.58%       8.58%
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                   $565        $565        $565
January 1, 2003               66                                                    565         565         591
January 1, 2004               67                                                    565         565         617
January 1, 2005               68                                                    565         565         645
January 1, 2006               69                                                    565         565         674
January 1, 2011               74                                                    565         565         843
January 1, 2016               79                                                    514         514       1,005
January 1, 2021               84                                                    514         514       1,277
January 1, 2026               89                                                    437         437       1,380


                                                                            A-5
The investment rates of return shown are hypothetical only. You should not consider them to represent past or future investment performance. Actual rates of return may be more or less than those shown and will depend on a number of factors.

[The following table summarizes Annuity Income with an Assumed Investment Return of 3.5%. This table is presented graphically in the printed SAI.]

                           Monthly Payment Amount
         ------------------------------------------------------------
              -3.42                 2.58                8.58
             Annual Rate         Annual Rate         Annual Rate
              of Return           of Return           of Return
  Year     After Expenses      After Expenses      After Expenses
---------------------------------------------------------------------

       1               $ 565               $ 565               $ 565
       2                 565                 565                 591
       3                 565                 565                 617
       4                 565                 565                 645
       5                 565                 565                 674
       6                 565                 565                 705
       7                 565                 565                 737
       8                 565                 565                 770
       9                 565                 565                 806
      10                 565                 565                 843
      11                 514                 514                 830
      12                 514                 514                 871
      13                 514                 514                 913
      14                 514                 514                 958
      15                 514                 514               1,005
      16                 514                 514               1,055
      17                 514                 514               1,106
      18                 514                 514               1,161
      19                 514                 514               1,218
      20                 514                 514               1,277
      21                 437                 437               1,139
      22                 437                 437               1,195
      23                 437                 437               1,254
      24                 437                 437               1,315
      25                 437                 437               1,380

                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:            John Doe            ANNUITY PURCHASE PAYMENT:    $100,000
ANNUITANTS AGE:       65, Male            EFFECTIVE DATE:              1/1/2002
ANNUITY INCOME OPTION:Single Life Annuity FIRST ANNUITY PAYMENT DATE:  1/1/2002
                      with Death Benefit  FREQUENCY OF ANNUITY INCOME:  Monthly
BONUS RATE IN FIRST 10 YEARS:   10%       ASSUMED INVESTMENT RETURN (AIR):   5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:    $506
GUARANTEED MINIMUM INCOME AFTER AGE 85: $430
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:


The amount of monthly variable annuity income shown in the table below assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. Income will remain constant at $655 per month in the first ten years and $595 per month thereafter when the net rate of return after expenses is 5% (annually)(equal to 7.4% gross rate of return). The variable annuity income can go up or down. However, those income payments during the year will remain the same and the payment in the following year will change by no more than 10% . We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee changes if the income payment is adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment.


                                            MONTHLY ANNUITY PAYMENTS

                                   ANNUAL RATE OF RETURN BEFORE EXPENSES:  0%  ANNUITY  CUMULATIVE WITHDRAWAL DEATH
ANNUITY PAYMENT DATE          AGE ANNUAL RATE OF RETURN AFTER EXPENSES:  -3.42%PAYMENTS   PAYMENT     VALUE  BENEFIT
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                $655     $7,854    $85,338    $85,338
January 1, 2003               66                                                 607     15,135     76,650     76,650
January 1, 2004               67                                                 565     21,918     68,714     68,716
January 1, 2005               68                                                 565     28,701     61,429     61,474
January 1, 2006               69                                                 565     35,484     54,743     54,868
January 1, 2011               74                                                 565     69,399     28,757     29,742
January 1, 2016               79                                                 506     99,744     11,807     14,222
January 1, 2021               84                                                 506    130,089      1,614      5,835
January 1, 2026               89                                                 430    155,883          0          0



                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:            John Doe           ANNUITY PURCHASE PAYMENT:      $100,000
ANNUITANTS AGE:       65, Male           EFFECTIVE DATE:                1/1/2002
ANNUITY INCOME OPTION:Single Life AnnuityFIRST ANNUITY PAYMENT DATE:    1/1/2002
                      with Death Benefit FREQUENCY OF ANNUITY INCOME:    Monthly
BONUS RATE IN FIRST 10 YEARS:   10%      ASSUMED INVESTMENT RETURN (AIR):     5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:      $506
GUARANTEED MINIMUM INCOME AFTER AGE 85:   $430
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:




The amount of monthly variable annuity income shown in the table below assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. Income will remain constant at $655 per month in the first ten years and $595 per month thereafter when the net rate of return after expenses is 5% (annually)(equal to 7.4% gross rate of return). The variable annuity income can go up or down. However, those income payments during the year will remain the same and the payment in the following year will change by no more than 10%. We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee changes if the income payment is adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment.


                                            MONTHLY ANNUITY PAYMENTS

                                   ANNUAL RATE OF RETURN BEFORE EXPENSES:  6%  ANNUITY  CUMULATIVE WITHDRAWAL DEATH
ANNUITY PAYMENT DATE          AGE ANNUAL RATE OF RETURN AFTER EXPENSES:  2.58%PAYMENTS    PAYMENT     VALUE  BENEFIT
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                $655     $7,854    $85,338    $85,338
January 1, 2003               66                                                 641     15,543     81,412     81,412
January 1, 2004               67                                                 627     23,072     77,519     77,519
January 1, 2005               68                                                 614     30,444     73,657     73,657
January 1, 2006               69                                                 602     37,662     69,827     69,827
January 1, 2011               74                                                 565     72,001     51,126     51,162
January 1, 2016               79                                                 506    102,346     32,754     33,069
January 1, 2021               84                                                 506    132,691     17,497     18,338
January 1, 2026               89                                                 430    158,484          0          0

                       USALLIANZ INCOME PLUS ILLUSTRATION

ANNUITANT:             John Doe           ANNUITY PURCHASE PAYMENT:     $100,000
ANNUITANTS AGE:        65, Male           EFFECTIVE DATE:               1/1/2002
ANNUITY INCOME OPTION: Single Life AnnuityFIRST ANNUITY PAYMENT DATE:   1/1/2002
                       with Death Benefit FREQUENCY OF ANNUITY INCOME:   Monthly
BONUS RATE IN FIRST 10 YEARS:   10%       ASSUMED INVESTMENT RETURN (AIR):   5%
PREMIUM TAX:                    0%
GUARANTEED MINIMUM INCOME TO AGE 85:     $506
GUARANTEED MINIMUM INCOME AFTER AGE 85:  $430
[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:


The amount of monthly variable annuity income shown in the table below assumes a constant annual investment return. The amount of variable annuity income that you actually receive will depend on the investment performance of the Investment Option(s) you choose. Income will remain constant at $655 per month in the first ten years and $595 per month thereafter when the net rate of return after expenses is 5% (annually)(equal to 7.4% gross rate of return). The variable annuity income can go up or down. However, , those income payments during the year will remain the same and the payment in the following year will change by no more than 10%. We also guarantee a minimum income payment as shown above. The minimum income guarantee and the 10% stabilization guarantee changes if the income payment is adjusted by the operation of Contract features such as a partial withdrawal or the Life Expectancy Adjustment.



                                            MONTHLY ANNUITY PAYMENTS

                                   ANNUAL RATE OF RETURN BEFORE EXPENSES:  12% ANNUITY  CUMULATIVE WITHDRAWAL DEATH
ANNUITY PAYMENT DATE          AGE ANNUAL RATE OF RETURN AFTER EXPENSES:  8.58%PAYMENTS    PAYMENT     VALUE  BENEFIT
---------------------------------------------------------------------------------------------------------------------------

January 1, 2002               65                                                $655     $7,854    $85,338   $85,338
January 1, 2003               66                                                 675     15,951     86,174    86,174
January 1, 2004               67                                                 696     24,301     86,853    86,853
January 1, 2005               68                                                 717     32,910     87,353    87,353
January 1, 2006               69                                                 740     41,789     87,654    87,654
January 1, 2011               74                                                 864     90,553     85,335    85,335
January 1, 2016               79                                                 951    143,995     73,288    73,288
January 1, 2021               84                                               1,125    207,190     54,002    54,002
January 1, 2026               89                                               1,131    270,710          0         0

                                                                       B-1
APPENDIX B

-------------------------------------------------------------------------------


ILLUSTRATION OF ANNUITY INCOME BASED ON S&P 500

We will make available personalized illustrations that can show you how investment performance affects variable annuity income over time based on the historical Standard & Poor's 500 Composite Price Index or other recognized investment benchmark. The following shows the substantive contents of such an illustration.

                              IMPORTANT DISCLOSURES


This illustration is an attempt to show how investment performance affects your variable annuity income over time. THIS ILLUSTRATION IS NOT A CONTRACT, AND IT IS NOT A REPRESENTATION OR GUARANTEE OF FUTURE RETURNS OR OF ANY SPECIFIC PAYOUT AMOUNT.

Illustrated annuity income is based upon the Standard & Poor's 500 Composite Price Index (S&P500) over a specified period, as adjusted for all applicable portfolio expenses and applicable contract expenses. THE S&P500 IS NOT INDICATIVE OF THE PERFORMANCE OF ANY INVESTMENT OPTION AND IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. No representation is made as to the future performance of any Investment Option. The hypothetical assumed investment rates of return are illustrative only and are not a representation of past or future investment returns.


To assist you in understanding personalized illustrations, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

You can also elect to receive an illustration of required minimum distributions, as granted in Federal tax law.


Variable Annuity payouts depend on a variety of factors, including the amount annuitized, annuity payout option and Contract features selected, and assumed investment return (AIR), and will vary with the investment performance of the Investment Option(s) selected. The variable income can increase or decrease from the initial monthly payment, subject to the stabilization process. With the stabilization process, the Annuity Payments are guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment to the end of the period certain or the Life Expectancy Period, as applicable. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment times the Life Expectancy Adjustment Also, your Stabilized Payments will remain constant during any income year and will not change by more than 10% each year. The minimum income guarantee and the 10% stabilization guarantee are adjusted for the Life Expectancy Adjustment, the bonus adjustment after the tenth Income Year, the Contract change in income payment to a surviving Annuitant, income payment changes due to any partial withdrawals, transfers to the Fixed Account or change in death benefit). Investment in the Limited Investment Options (generally, money market, fixed income and real estate Investment Options) is limited. If you choose the 3.5% AIR, you are limited to 25% in those options. If you choose the 5% AIR, you are limited to 10% in those options.


Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the Investment Options.

POLICY CHARGES: The Contract has insurance features and investment features, and there are charges related to each.

 Allianz Life deducts a mortality and expense risk charge which varies depending upon whether you chose to include a bonus feature. The table below shows the combinations available to you and their charges, as a percentage of the average daily value of the Contract value invested in the Investment Options.

MORTALITY AND EXPENSE RISK CHARGE:

                                                   With Bonus      Without Bonus

Annuity Options 1 to 5 (Lifetime Income Option)      2.40%               1.40%

Annuity Option 6 (Specified Period Certain Option)    N/A                1.40%

                                                                            B-2
If you take money out of the Contract, Allianz Life may assess a withdrawal charge. This charge is equal to the difference in the present value of remaining payments using the assumed investment return (AIR) and the Withdrawal Value. Under Option 6 - Specified Period Certain Option, the withdrawal charge cannot be greater than 9% of the Purchase Payment.

There are also daily investment charges which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Investment Option, depending upon the Investment Option. This illustration deducts %, the arithmetic average of the expenses of all available Investment Options.

If you choose to include the Increased Annuity Payment Rider in your Contract, the Annuity Payments will increase when you are disabled. You can only choose this Rider if you are also the Annuitant and you are not yet age 80 on the Income Date. The charges for this Rider are taken from your Annuity Payment and are reflected in the illustration if chosen.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected.

IMPORTANT CONSIDERATIONS: . No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in.

Variable annuities are not insured by the FDIC or any other governmental agency, are not deposits or obligations of, or guaranteed by, any bank or deposit institution, and are subject to investment risks, including the possible decrease in payments (subject to any guaranteed minimum income).

                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION

                       BASED UPON S&P500 HISTORICAL RETURN

ANNUITANT:                                    ANNUITY PURCHASE PAYMENT:
ANNUITANT'S AGE:      65, MALE                EFFECTIVE DATE:
ANNUITY INCOME OPTION:                        FIRST ANNUITY PAYMENT DATE:
                                              FREQUENCY OF ANNUITY INCOME:
  SINGLE LIFE ANNUITY WITH DEATH BENEFIT (AND INCREASED ANNUITY PAYMENT RIDER)
BONUS RATE IN THE FIRST 10 YEARS:   10%
ASSUMED INVESTMENT RETURN (AIR):     5%
PREMIUM
TAX:

GUARANTEED MINIMUM INCOME TO AGE 85:
GUARANTEED MINIMUM INCOME AFTER AGE 85:

[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:

   ---------------------- ------------- ------------------------ ------------- ------------- ---------
    Period Ending Date     Payout Age   Monthly (modal) Payout    Cumulative    Withdrawal    Death
                                                                                 Value      Benefit
                                                                    Payout
   ---------------------- ------------- ------------------------ ------------- ------------- ---------



   ---------------------- ------------- ------------------------ ------------- ------------- ---------


The Annuity Value is based on the historical returns from the Effective Date to the First Annuity Payment Date. Monthly Payout is based on the historical returns from the First Annuity Payment Date to the indicated ending date. However, these hypothetical rates of returns are not indicative of future returns. They are not indicative of the performance of any Investment Option. This illustration is not intended to serve as a projection or prediction of future returns.


The guaranteed minimum income shown above will change if a change in death benefit, a partial withdrawal or a transfer to the Fixed Account occurs.

HISTORICAL ILLUSTRATION OF ANNUITY INCOME

We will make available personalized illustrations that can show you how investment performance affects variable annuity income over time based on historical performance information of the Investment Options you select. The following shows the substantive contents of such an illustration.

                              IMPORTANT DISCLOSURES

This illustration is an attempt to show how investment performance affects your variable annuity income over time. THIS ILLUSTRATION IS NOT A CONTRACT, AND IT IS NOT A REPRESENTATION OR GUARANTEE OF FUTURE RETURNS OR OF ANY SPECIFIC PAYOUT AMOUNT.

Illustrated annuity income is based upon actual historical performance of one or more Investment Options over the specified period, as adjusted for all applicable portfolio expenses and applicable contract expenses. Past performance of any Investment Option is not necessarily indicative of future results, and no representation is made as to the future performance of any Investment Option.

This illustration may illustrate adjusted historical performance for one or more Investment Options. If more than one option is illustrated, performance may be shown as aggregate performance for all Investment Options selected. In addition, if you elect to illustrate more than one Investment Option and to hypothetically allocate more money to one option than to other options (for example, 50% to one option, 30% to a second option, and 20% to a third option), performance may be shown as weighted aggregate performance.

To assist you in understanding personalized illustrations, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

You can also elect to receive an illustration of required minimum distributions, as granted in Federal tax law.


Variable Annuity payouts depend on a variety of factors, including the amount annuitized, annuity payout option and Contract features selected, and assumed investment return (AIR), and will vary with the investment performance of the Investment Option(s) selected. The variable income can increase or decrease from the initial monthly payment subject to the stabilization process. With the stabilization process, the Annuity Payments are guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment to the end of the period certain or the Life Expectancy Period, as applicable. After the Life Expectancy Period, the Stabilized Payment is guaranteed to be at least 85% (if your AIR is 5% and 100% if your AIR is 3.5%) of the first Stabilized Payment times the Life Expectancy Adjustment. Also, your Stabilized Payments will remain constant during any income year and will not change by more than 10% each year. The minimum income guarantee and the 10% stabilization guarantee are adjusted for the Life Expectancy Adjustment , the bonus adjustment after the tenth Income Year, the Contract change in income payment to a surviving Annuitant, income payment changes due to any partial withdrawals, transfers to the Fixed Account or change in death benefit).


Investment in the Limited Investment Options (generally, money market, fixed income and real estate Investment Options) is limited. If you choose the 3.5% AIR, you are limited to 25% in those options. If you choose the 5% AIR, you are limited to 10% in those options.

Actual investment results may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the Investment Options.

 STANDARDIZED AVERAGE ANNUAL RETURN: Any variable payout illustration that is based upon adjusted historical performance is accompanied by Standardized Average Annual Return for each Investment Option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time lump sum investment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 years periods, or from the inception date of the sub-account, if later. In contrast, illustration material may depict returns from the inception date of the applicable portfolio, if earlier than the inception date of the sub-account. Standardized return includes the effect of all Investment Option expenses and all contract expenses. If contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter.

POLICY CHARGES: The Contract has insurance features and investment features, and there are charges related to each.

 Allianz Life deducts a mortality and expense risk charge which varies depending upon whether you chose to include a bonus feature. The table below shows the combinations available to you and their charges, as a percentage of the average daily value of the Contract value invested in the Investment Options.


MORTALITY AND EXPENSE RISK CHARGE:

                                                        With Bonus Without Bonus

Annuity Options 1 to 5 (Lifetime Income Options)            2.40%         1,40%
Annuity Option 6 (Specified Period Certain Option)           N/A          1.40%



If you take money out of the Contract, Allianz Life may assess a withdrawal charge. This charge is equal to the difference in the present value of remaining payments using the assumed investment return (AIR) and the Withdrawal Value. Under Option 6 - Specified Period Certain Option, the withdrawal charge cannot be greater than 9% of the Purchase Payment.

There are also daily investment charges which currently range, on an annual basis, from 0.57% to 1.82% of the average daily value of the Investment Option, depending upon the Investment Option.

If you choose to include the Increased Annuity Payment Rider in your Contract, the Annuity Payments will increase when you are disabled. You can only choose this Rider if you are also the Annuitant and you are not yet age 80 on the Income Date. The charges for this Rider are taken from your Annuity Payment and are reflected in the illustration if chosen.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected.

 IMPORTANT CONSIDERATIONS: Past performance is not necessarily indicative of future results. No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in.

 International investing involves some risks not presented with U.S. investments, such as currency fluctuation and political volatility. An investment in the Money Market fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per share, it is possible to lose money in the fund.

Variable annuities are not insured by the FDIC or any other governmental agency, are not deposits or obligations of, or guaranteed by, any bank or deposit institution, and are subject to investment risks, including the possible decrease in payments (subject to any guaranteed minimum income).

                       STANDARDIZED AVERAGE ANNUAL RETURN

 As of [12/31/2001], a one time investment of $1,000 if withdrawn would have generated the following Standardized Average Annual Return, taking into consideration all contract charges but without regard to taxes:


                                                                        SINCE         DATE OF
                                                                     SUB ACCOUNT    SUB ACCOUNT
INVESTMENT OPTION               1 YEAR      5 YEAR      10 YEAR    INCEPTION DATE    INCEPTION
-----------------               ------      ------      -------    ----------------  ---------
USAZ AIM Basic Value Fund                                                              XXXX
USAZ Van Kampen Aggressive
         Growth Fund                                                                   XXXX


Standardized average annual return figures are based on the inception date of each Allianz Life Subaccount. Figures reflect the deduction of all contract and Portfolio charges. Where there is a varying charge depending upon which feature is selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown

Past performance is not necessarily indicative of future results.

              [THIS PAGE MUST ACCOMPANY ANY PAYOUT ILLUSTRATION CONTAINING ADJUSTED HISTORICAL INFORMATION.]

                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION

                      BASED UPON ADJUSTED HISTORICAL RETURN

ANNUITANT:                                      ANNUITY PURCHASE PAYMENT:
ANNUITANT'S AGE:      65, MALE                  EFFECTIVE DATE:
ANNUITY INCOME OPTION: SINGLE LIFE ANNUITY      FIRST ANNUITY PAYMENT DATE:
     WITH DEATH BENEFIT (AND INCREASED ANNUITY PAYMENT RIDER)
                                                FREQUENCY OF ANNUITY INCOME:
BONUS RATE IN THE FIRST 10 YEARS:    10%
ASSUMED INVESTMENT RETURN (AIR):      5%
PREMIUM
TAX:

GUARANTEED MINIMUM INCOME TO AGE 85:
GUARANTEED MINIMUM INCOME AFTER AGE 85:

[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:

  INVESTMENT OPTION        ALLOCATION    INVESTMENT OPTION           ALLOCATION

  USAZ AIM BASIC VALUE FUND   90%     USAZ VAN KAMPEN AGGRESSIVE GROWTH FUND 10%



   ---------------------- ------------- ------------------------ ------------- ------------- ---------
    Period Ending Date     Payout Age   Monthly (modal) Payout    Cumulative    Withdrawal    Death
                                                                    Payout        Value      Benefit
   ---------------------- ------------- ------------------------ ------------- ------------- ---------



   ---------------------- ------------- ------------------------ ------------- ------------- ---------


The Annuity Value is based on the weighted aggregate historical returns from the Effective Date to the First Annuity Payment Date. Monthly Payout is based on the weighted aggregate historical returns from the First Annuity Payment Date to the indicated ending date. However, past returns are not indicative of future returns. This illustration is not intended to serve as a projection or prediction of future returns.

Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

The guaranteed minimum income shown above will change if a change in death benefit, a partial withdrawal or a transfer to the Fixed Account occurs.

                    HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION

                      BASED UPON ADJUSTED HISTORICAL RETURN

ANNUITANT:                                          ANNUITY PURCHASE PAYMENT:
ANNUITANT'S AGE:      65, MALE                      EFFECTIVE DATE:
ANNUITY INCOME OPTION:  SINGLE LIFE ANNUITY WITH
DEATH BENEFIT (AND INCREASED ANNUITY PAYMENT RIDER) FIRST ANNUITY PAYMENT DATE:
                                                    FREQUENCY OF ANNUITY INCOME:

BONUS RATE IN THE FIRST 10 YEARS:         10%
ASSUMED INVESTMENT RETURN (AIR):           5%
PREMIUM
TAX:
COST BASIS:
FEDERAL INCOME TAX RATE:

GUARANTEED MINIMUM INCOME TO AGE 85:
GUARANTEED MINIMUM INCOME AFTER AGE 85:

[SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME TO AGE 85:
SURVIVING ANNUITANT GUARANTEED MINIMUM INCOME AFTER AGE 85:

  INVESTMENT OPTION        ALLOCATION  INVESTMENT OPTION             ALLOCATION
  -----------------        ----------  -----------------             ----------
  USAZ AIM BASIC VALUE FUND      90%   USAZ VAN KAMPEN AGGRESSIVE GROWTH FUND10%



   ---------------------- ------------- ------------------------ ------------------- ------------------ -------------------
    Period Ending Date     Payout Age   Monthly (modal) Payout    Exclusion Amount    Taxable Amount    Cumulative Payout
   ---------------------- ------------- ------------------------ ------------------- ------------------ -------------------



   ---------------------- ------------- ------------------------ ------------------- ------------------ -------------------


The Annuity Value is based on the weighted aggregate historical returns from the Effective Date to the First Annuity Payment Date. Monthly Payout is based on the weighted aggregate historical returns from the First Annuity Payment Date to the indicated ending date. However, past returns are not indicative of future returns. This illustration is not intended to serve as a projection or prediction of future returns.

Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter) are shown on another page of this illustration.

The guaranteed minimum income shown above will change if a change in death benefit, a partial withdrawal or a transfer to the Fixed Account occurs.




                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

       a.  Financial Statements

      Financial statements will be filed by amendment.

       b.  Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account(1)
      2.   Not  Applicable

      3.a. Principal Underwriter's Agreement(2)
      3.b. General Agency Agreement(5)
      4.a. Individual Variable Annuity Contract [to be filed by amendment]
      4.b. IAP Rider [to be filed by amendment]
      5.   Application for Variable Annuity Contract [to be filed by amendment]
      6.   (i)   Copy of Articles of Incorporation of the Company(1)
           (ii)  Copy of the Bylaws of the Company(1)
      7.   Not  Applicable

      8.a. Form of Fund Participation Agreement between AIM Variable
           Insurance Funds, Inc., Allianz Life Insurance Company of North America and NALAC Financial Plans LLC(3)
        b. Form of Fund Participation Agreement between USAllianz Variable Insurance Products Trust, Allianz Life Insurance Company of
           North America and BISYS Fund Services Limited Partnership(3)
        c. Form of Fund Participation Agreement between Davis Variable
           Account Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance Company of North America(4)
        d. Form of Fund Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer Funds Inc. and Allianz Life Insurance Company of North America(4)
        e. Form of Fund Participation Agreement between Allianz Life Insurance Company of North America, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors, LLC(4)
        f. Form of Fund Participation Agreement between Seligman Portfolios, Inc. and Allianz Life Insurance Company of North America(4)
        g. Form of Fund Participation Agreement between The Prudential Series Fund, Inc., The Prudential Insurance Company of America, Prudential Investment Management Services LLC and Allianz Life Insurance
           Company of North America (6)
        h. Form of Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc., and Allianz Life Insurance Company of North America (8)
        i. Form of Fund Participation Agreement between Van Kampen
           Life Investment Trust, Van Kampen Funds Inc,
           Van Kampen Asset Management and Allianz Life of North
           America (9)
        j. Form of Fund Participation Agreement between Van Kampen
           Funds, Inc., and USAllianz Investor Services, LLC (9)
        k. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC, USAllianz Variable Insurance Products Trust, and Van Kampen Asset Management, Inc. (9)
        l. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC,USAllianz Variable Insurance Products Trust, and Van Kampen Investment Advisory Corporation. (9)
        m. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC,USAllianz Variable Insurance Products Trust and Van Kampen Asset Management, Inc. (9)
        n. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC, USAllianz Variable Insurance Products Trust, and Alliance Capital Management L.P. (9)
        o. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC, USAllianz Variable Insurance Products Trust, and PIMCO Advisers L.P. (9)
        p. Form of Portfolio Management Agreement between USAllianz
           Advisers, LLC,USAllianz Variable Insurance Products Trust and Templeton Investment Counsel,LLC. (9)
        q. Form of Fund Participation Agreement between Allianz Life
           Insurance Company of North America, Dreyfus Investment
           Portfolios and The Dreyfus Life and Annuity Index Fund.(10)
      9.   Opinion and Consent of Counsel [to be filed by amendment]
     10.a. Consent of Independent Counsel [to be filed by amendment]
        b. Consent of Independent Auditor [to be filed by amendment]
     11.   Not Applicable
     12.   Not Applicable
     13.   Calculation of Performance Data
     14.   Company Organizational Chart(5)
     15.   Powers of Attorney

(1) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 24, 1996.
(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.
(3) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on November 12, 1999.
(4) Incorporated by reference to Registrant's Pre-Effective Amendment to Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed December 30, 1999.
(5) Incorporated by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on April 27, 2000.
(6) Incorporated by reference to Registrant's Pre-Effective Amendment to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on December 21, 2000.
(7) Incorporated by reference to Registrant's Post-Effective Amendment to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on February 28, 2001.
(8) Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on
     April 30, 2001.
(9) Incorporated by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4 (File Nos. 333-47886 and 811-05618) electronically filed on November 1, 2001.
(10) Incorporated by reference to Registrant's Post-Effective Amendment No. 5 to Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed on
     April 23, 2002.

Item  25.        Directors  and  Officers  of  the  Depositor

The following are the Officers and Directors of the Insurance Company:

Name and Principal            Positions and Offices
Business Address              with Depositor

----------------------------  ---------------------------------

Robert W. MacDonald           Chairman of the Board
5701 Golden Hills Drive
Minneapolis, MN 55416

Margery G. Hughes             President
5701 Golden Hills Drive

Minneapolis, MN 55416

Mark A. Zesbaugh              Chief Executive Officer
5701 Golden Hills Drive       Director

Minneapolis, MN  55416

Michael P. Sullivan           Director
7505 Metro Boulevard

Minneapolis, MN 55439

Dr. Gerhard Rupprecht         Director
Reinsburgstrasse 19
D-70178

Stuttgart, Germany

Rev. Dennis Dease             Director
c/o University of St. Thomas
215 Summit Avenue

St. Paul, MN 55105-1096

James R. Campbell             Director
c/o Wells Fargo and Co.
Wells Fargo Center
Sixth & Marquette

Minneapolis, MN 55479-0116

Robert M. Kimmitt             Director
Commerce One, Inc.
4440 Rosewood Drive
Pleasonton, CA 94588-3050

Charles Kavitsky              President and
5701 Golden Hills Drive       Chief Marketing Officer

Minneapolis, MN 55416

Michael Diekmann              Director
Allianz AG

Koenigin Strasse 28
D-80802, Munich, Germany

Paul M. Saffert               Director
Allianz of America Corp
777 San Marin Drive

Novato, CA  94998

Gabrielle Matzdorff           Senior Vice President
5701 Golden Hills Drive       Chief Financial Officer

Minneapolis, MN 55416

Suzanne J. Pepin              Senior Vice President
5701 Golden Hills Drive       Chief Legal Officer

Minneapolis, MN 55416

Neil Mckay                    Senior Vice President
5701 Golden Hills Drive       Chief Actuary

Minneapolis, MN 55416

Denise Blizil                 Senior Vice President
5701 Golden Hills Drive       Chief Admin. Officer

Minneapolis, MN 55416




Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Insurance Company organizational chart was filed as Exhibit 14 (File Nos. 333-06709 and 811-05618) in Post-Effective Amendment No. 8 filed April 27, 2000 and is incorporated herein by reference.

Item  27.        Number  of  Contract  Owners

         As of _____, there were ______ owners of nonqualified contracts and ____ owners of qualified contracts. As of the date of this Registration Statement, no USAllianz Income Plus Contracts have been sold.

Item  28.        Indemnification

The Bylaws of the Insurance Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item  29.        Principal  Underwriters

    a. USAllianz Investor Services, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

                          Allianz  Life  Variable  Account  A
                          Preferred  Life  Variable  Account  C

     b. The following are the officers(managers) and directors (Board of Governors) of USAllianz Investor Services, LLC:



                          Positions and Offices

Business Address          with Underwriter

-----------------------   ----------------------

Christopher H. Pinkerton  Chairman, Chief Executive Officer,
5701 Golden Hills Drive   President, Chief Manager and Director
Minneapolis, MN 55416

Michael M. Ahles          Senior Vice President, Chief Financial
5701 Golden Hills Drive   Officer, Treasurer and Director
Minneapolis, MN  55416

Catherine Q. Farley       Senior Vice President
5701 Golden Hills Drive

Minneapolis, MN  55416

Cynthia M. Robeck         2nd Vice President
5701 Golden Hills Drive

Minneapolis, MN  55416

Jennifer J. Wagner        Vice President
5701 Golden Hills Drive

Minneapolis, MN  55416

Tracy Gardner             Chief Admin Officer, Senior Vice President
5701 Golden Hills Drive   and Director

Minneapolis, MN  55416

Keith Johnson             Senior Vice President
5701 Golden Hills Drive

Minneapolis, MN  55416

Jeffrey Kletti            Vice President
5701 Golden Hills Drive

Minneapolis, MN  55416

Carol B. Shaw             Senior Vice President
5701 Golden Hills Drive

Minneapolis, MN  55416

Corey Walther             Senior Vice President
5701 Golden Hills Drive

Minneapolis, MN  55416

Dave Schliesman           Senior Vice President-Sales
5701 Golden Hills Drive

Minneapolis, MN  55416

Myron Rothstein           2nd Vice President
5701 Golden Hills Drive

Minneapolis, MN  55416

Patrick Allen             Divisional Vice President-NE
5701 Golden Hills Drive

Minneapolis, MN  55416

Edward Barrett            Divisional Vice President-SE
5701 Golden Hills Drive

Minneapolis, MN  55416

Kevin Rooney              Divisional Vice President-Mid
5701 Golden Hills Drive

Minneapolis, MN  55416

Gerald Boucher            Divisional Vice President-W
5701 Golden Hills Drive

Minneapolis, MN  55416

Chris Johnston            Divisional Vice President-WH
5701 Golden Hills Drive

Minneapolis, MN  55416

Wayne Peterson            Compliance Officer
5701 Golden Hills Drive

Minneapolis, MN  55416

Stewart Gregg             Secretary
5701 Golden Hills Drive

Minneapolis, MN  55416

Janet Witort              Asst. Secretary
5701 Golden Hills Drive
Minneapolis, MN  55416



     c. Not Applicable

Item  30.        Location  of  Accounts  and  Records

Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, MN 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item  31.        Management  Services

Not  Applicable

Item  32.        Undertakings

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                             REPRESENTATIONS

Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Insurance Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                              SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 22nd day of July, 2002.

                                         ALLIANZ  LIFE VARIABLE  ACCOUNT  B
                                         (Registrant)


                                         By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                             OF  NORTH  AMERICA
                                                 (Depositor)


                                         By:/s/Stewart Gregg

                                            --------------------------------
                                            Stewart Gregg
                                            Senior Counsel

                                         ALLIANZ  LIFE  INSURANCE  COMPANY
                                         OF  NORTH  AMERICA
                                          (Depositor)



                                          By:/s/Stewart Gregg

                                             ------------------------------
                                             Stewart Gregg
                                             Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title                                               Date


Robert W. MacDonald*     Chairman of the Board                     07-22-02
Robert W. MacDonald

Mark A. Zesbaugh*        Chief Executive Officer                   07-22-02
Mark A. Zesbaugh         Director

Michael P. Sullivan*     Director                                  07-22-02
Michael P. Sullivan

Dr. Gerhard Rupprecht*   Director                                  07-22-02
Dr. Gerhard Rupprecht

Rev. Dennis Dease*       Director                                  07-22-02
Rev. Dennis Dease

James R. Campbell*       Director                                  07-22-02
James R. Campbell

Robert M. Kimmitt*       Director                                  07-22-02
Robert M. Kimmitt

Michael Diekmann*        Director                                  07-22-02
Michael Diekmann

Paul M. Saffert*         Director                                  07-22-02
Paul M. Saffert

Gabrielle Matzdorff*     Senior Vice President and                 07-22-02
Gabrielle Matzdorff      Chief Financial Officer

Charles Kavitsky*        President and                             07-22-02
Charles Kavitsky         Chief Marketing Officer

Denise Blizil*           Senior Vice President and                 07-22-02
Denise Blizil            Chief Administrative Officer


                                         *By    Power  of  Attorney


                                          By: /s/Stewart Gregg

                                              --------------------------------
                                               Stewart Gregg
                                               Senior Counsel

                                    EXHIBITS

                                   TO FORM N4

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                INDEX TO EXHIBITS

                                -----------------


EX-99.B13    Calculation of Performance Data
EX-99.B15    Powers of Attorney